Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, August 30th 2007

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 04 2007
WASH, D.C.
186

By International Courier UPS

Bulgari File Number: **82-34836**

SUPPL

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents:

- Company's capital change
- Company by Law
- 1°Q consolidated revenues
- Presentation: First Quarter 2007 Results
- Internal Dealing 09/07/2007
- Internal Dealing 15/06/2007
- Internal Dealing 05/06/2007
- Internal Dealing 04/06/2007
- Press Release First half 2007 turnover
- Press Release First Quarter 2007
- Change of Board Director's
- Adoption of the balance sheet and payment of dividends
- *Corporate Governance*
- Press Release: Authorization of Acquisition of its Own Shares

07026560

Best Regards,

Costanzo Rapone
Bulgari S.p.A
General Counsel

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

B V L G A R I

Bulgari S.p.A. e Controllate

Bilancio consolidato intermedio al 31 marzo 2007

Bulgari S.p.A. e Controllate

Relazione degli Amministratori sull'andamento della gestione del Gruppo al 31 marzo 2007

Premessa

Il Gruppo Bulgari ha redatto il bilancio consolidato intermedio al 31 marzo 2007 secondo i criteri stabiliti dall'International Accounting Standard (IAS) n. 34, applicabile all'informativa infrannuale.
I prospetti contabili al 31 marzo 2007, elaborati in conformità ai principi contabili internazionali (IAS/IFRS), sono stati posti a confronto con i dati di bilancio al 31 dicembre 2006 e con i prospetti contabili al 31 marzo 2006, redatti in conformità agli stessi principi.

Andamento del Gruppo

Il Gruppo Bulgari chiude il primo trimestre 2007 con vendite nette pari a 225,1 milioni di euro, in crescita del 10,4% a cambi correnti e dell'16,4% a cambi comparabili.
Dal punto di vista della redditività, i primi tre mesi dell'anno confermano l'impatto positivo delle attività del Gruppo a sostegno del margine di contribuzione (+10,4%), pari, come nei primi tre mesi del 2006, al 65% delle vendite nette. Il costante rafforzamento dell'euro nei fronti di tutte le valute principali – con riferimento particolare al dollaro, allo yen e, recentemente, al franco svizzero – unito all'incremento delle quotazioni dell'oro, ha obbligato, infatti, il Gruppo ad intraprendere decise azioni nell'ambito dell'efficienza produttiva, oltre che della revisione dei prezzi di vendita di alcuni prodotti.
Per sostenere il trend di crescita, sia delle vendite che del margine di contribuzione, i costi operativi, esclusi quelli per pubblicità e promozione, nel trimestre sono passati da 87,0 a 95,0 milioni di euro, con una crescita del 9,3% rispetto allo stesso periodo del 2006.
Come previsto, sono risultate in aumento anche le spese di pubblicità e promozione a sostegno del marchio BVLGARI, che nel trimestre sono risultate pari a 24,9 milioni di euro (+5,5%). In termini di incidenza sui ricavi netti tali spese hanno rappresentato l'11,1% nel trimestre, rispetto al 11,6% nei primi tre mesi del 2006.

(milioni di euro)


RICAVI NETTI
179,4
203,9
225,1
MARG. DI CONTRIBUZ.
117,1
132,4
146,3
RISULTATO OPERATIVO
19,0
21,8
26,3
RISULTATO NETTO
15,3
18,2
23,9
2005
2006
2007

L'utile operativo è stato pari a 26,3 milioni di euro (+20,4% rispetto a 21,8 milioni di euro dell'analogo trimestre 2006), passando, in termini di incidenza sui ricavi netti, dal 10,7% dell'esercizio precedente al 11,7% del 2007.

L'utile netto, infine, che recepisce anche gli effetti positivi delle coperture valutarie, è stato pari a 23,9 milioni di euro rispetto a 18,2 milioni di euro dell'esercizio precedente (+31,5%) e rappresenta il 10,6% del fatturato (8,9% nel 2006).

CONTO ECONOMICO

Milioni di euro	I TRIM 2007	I TRIM 2006	DIFF	DIFF %
RICAVI NETTI	**225,1**	**203,9**	**21,3**	**10,4%**
MARGINE DI CONTRIBUZIONE NETTO	**146,3**	**132,4**	**13,8**	**10,4%**
	65,0%	65,0%		
Spese variabili di vendita	9,6	8,4	1,2	14,5%
Costi per il personale	40,6	37,8	2,8	7,3%
Altri oneri e proventi	35,2	32,7	2,5	7,8%
Spese di pubblicità e promozione	24,9	23,6	1,3	5,5%
Ammortamenti e svalutazioni	9,6	8,1	1,5	19,0%
TOTALE SPESE OPERATIVE	**120,0**	**110,6**	**9,4**	**8,5%**
RISULTATO OPERATIVO	**26,3**	**21,8**	**4,5**	**20,4%**
	11,7%	10,7%		
Altri proventi (oneri) non operativi	(0,2)	(0,8)	0,5	-71,3%
RIS. PRIMA DELLE IMP. E INT. DI TERZI	**26,1**	**21,1**	**5,0**	**23,8%**
Imposte correnti e differite/anticipate	(2,2)	(2,8)	0,6	-20,7%
RIS. PRIMA DEGLI INT. DI TERZI	**23,9**	**18,3**	**5,6**	**30,5%**
	10,6%	9,0%		
Risultato degli azionisti di minoranza	0,0	(0,1)	0,2	-133,0%
RISULTATO NETTO DEL GRUPPO	**23,9**	**18,2**	**5,7**	**31,5%**
	10,6%	8,9%		

SCENARIO MACROECONOMICO

Per comprendere meglio i risultati sin qui raggiunti dal Gruppo e le prospettive per i mesi a venire risulta utile un'analisi, seppure molto sintetica, dello scenario macro-economico internazionale.

Negli Stati Uniti è in corso un generale rallentamento dell'economia e la Banca centrale americana appare in attesa di valutare l'evolversi della situazione. Il Prodotto Interno Lordo per il 2007 è previsto al 2,2%, rispetto al 3,3% del 2006, con il tasso di inflazione, con spinte rialziste, che tiene sempre in allerta la *Federal Reserve.*

Nell'Unione Europea l'economia si conferma in un momento positivo, con le previsioni del Pil dei vari Paesi che vengono spesso riviste al rialzo dagli analisti di mercato. Complessivamente nell'area Euro ci si attende una crescita per l'intero 2007 del 2,6%. Per la Germania si attende una crescita del 2,3%, per la Francia del 2,4%, per la Spagna del 3,4%. Per l'Italia anche nel 2007 la crescita attesa, pari al 1,8% (1,9% nel 2006) risulta più contenuta rispetto gli altri paesi.

Con riferimento alla politica monetaria, la recente fase rialzista intrapresa dalla Banca Centrale Europea e la contemporanea interruzione dell'aumento del costo del denaro da parte della *Federal Reserve*, dopo due anni di

rialzi consecutivi, hanno contribuito al rafforzamento dell'euro. Un rafforzamento favorito anche dal passaggio del momento positivo della crescita economica dagli Stati Uniti all'Europa. Questi due fattori, tassi e crescita, inducono gli analisti e gli economisti a pensare che la forza dell'euro sia destinata a durare, con conseguenti importanti effetti negativi sulle esportazioni europee. Il cambio medio tra euro e dollaro nel primo trimestre 2007 è stato di 1,33 contro 1,20 dello stesso periodo del 2006, con una svalutazione della valuta americana dell'11%.
La situazione dominante della valuta europea è evidente anche nei confronti di tutte le altre principali valute. In particolare, di particolare importanza nel nostro settore, il cambio medio nel periodo tra euro e yen è stato di 156,47 (-16% rispetto a 140,51 del primo trimestre 2006) e tra euro e franco svizzero è stato di 1,6163 (-4% rispetto a 1,5588),
Inoltre, si mantiene sempre su livelli molto alti la quotazione dell'oro, che ha chiuso il primo trimestre 2007 a 662 dollari/oncia, contro una media di 604 dollari/oncia nel 2006 e di 445 dollari/oncia nel 2005.

E' evidente che sia l'andamento del mercato valutario che della quotazione dell'oro appena descritti sono elementi di notevole tensione a livello di margine di contribuzione per un Gruppo come Bulgari, che realizza una parte delle proprie vendite nelle valute che si stanno deprezzando, mentre ha una parte consistente del costo dei propri prodotti espressa in euro, oltre ad essere ovviamente legata all'oro.

ANALISI DEI RICAVI

RICAVI PER TIPOLOGIA DI PRODOTTO

Nel primo trimestre 2007 le vendite di gioielleria – core business dell'azienda – hanno registrato, ancora una volta, una performance particolarmente brillante (+24% a cambi comparabili rispetto al primo trimestre 2006, +18% a cambi correnti), anche grazie alla crescita registrata dal segmento dell'alta gioielleria.
Il segmento degli orologi, il cui incremento nel trimestre del 9% a cambi comparabili (invariato a cambi correnti) è da confrontarsi con una base elevata nell'analogo trimestre dell'anno precedente (+13% a cambi comparabili nel primo trimestre 2006 rispetto al 2005), ha nuovamente testimoniato le proprie potenzialità, sottolineate dalla crescita delle vendita a doppia cifra registrata nei negozi a gestione diretta. Grazie all'ottima accoglienza ricevuta alla recente Fiera di Basilea dall'ultima preziosa collezione femminile Assioma D e dalle estensioni di linea presentate ai retailers, le aspettative per i mesi a venire sono incoraggianti.
Le vendite di profumi – che sono cresciute del 32% a cambi comparabili (+27% a cambi correnti)– hanno ulteriormente confermato il successo della categoria, grazie al continuo successo di Bulgari *pour Femme* rilanciato lo scorso anno e alle ottime performance di tutte le altre fragranze.
La categoria degli accessori, infine, ha registrato nel suo complesso un calo dell'11% a cambi comparabili (17% a cambi correnti), dovuto ad una contrazione nella distribuzione terza, solo parzialmente compensata da una robusta crescita nei negozi a gestione diretta. Nel trimestre il risultato di questa categoria di prodotto è in parte legato anche alla debolezza del mercato giapponese e in parte è influenzato da una base di confronto straordinariamente elevata e impegnativa (+44% a cambi comparabili) nell'analogo trimestre dell'anno precedente.
Prosegue sempre con grande successo l'attività dell'albergo di Milano, il primo a marchio BVLGARI, gestito in partnership con il gruppo Marriott, attraverso la società Bulgari Hotels and Resorts Milano S.r.l.. Il contributo in termini di fatturato della società consolidata proporzionalmente nei primi tre mesi dell'anno è stato di 3,0 milioni di euro, con una crescita del 18% rispetto ai primi tre mesi del 2006.

La successiva tabella 1 mostra il valore dei ricavi nel primo trimestre 2007 per tipologia di prodotto, la loro ripartizione percentuale sul totale ricavi e la variazione, a cambi correnti e comparabili, rispetto allo stesso periodo dell'esercizio precedente, oltre al dato complessivo del 2006.

TABELLA 1
GRUPPO BULGARI

RICAVI PER TIPOLOGIA DI PRODOTTO – I TRIMESTRE

Linea Prodotto	I Trimestre 2007				I Trimestre 2006				Totale Esercizio 2006			
(Milioni di euro)	valore assoluto	%	Δ % vs PVY cambi corr.	Δ % vs PVY cambi comp.	valore assoluto	%	Δ % vs PVY cambi corr.	Δ % vs PVY cambi comp.	valore assoluto	%	Δ % vs PVY cambi corr.	Δ % vs PVY cambi comp.
Gioielli	*94,0*	*42%*	*+18*	*+24*	*79,6*	*39%*	*+10*	*+8*	*402,0*	*40%*	*+9*	*+11*
Orologi	*58,5*	*26%*	*+0*	*+9*	*58,3*	*29%*	*+16*	*+13*	*289,1*	*29%*	*+8*	*+10*
Accessori	*21,1*	*9%*	*-17*	*-11*	*25,4*	*12%*	*+45*	*+44*	*88,9*	*9%*	*+15*	*+19*
Altro (incl. Royalt. da FR)	*1,7*	*1%*	*+10*	-	*1,6*	*1%*	*+10*	-	*7,4*	*0%*	*+14*	-
Divisione JWA	175,3	78%	+6	+13	164,9	81%	+16	+15	787,4	78%	+9	+11
Divisione Profumo	43,0	19%	+27	+32	33,8	17%	-1	-1	201,5	20%	+10	+12
Divisione Hotel	3,0	1%	+18	-	2,6	1%	+23	-	11,2	1%	+17	-
Royalt. e altro (incl. elim. IC)	3,8	2%	+44	-	2,6	1%	+55	-	10,3	1%	+66	-
TOT. RICAVI NETTI	**225,1**	**100%**	**+10**	**+16**	**203,9**	**100%**	**+14**	**+12**	**1.010,4**	**100%**	**+10**	**+12**

La redditività operativa dei settori è riportata nelle note esplicative.

RICAVI PER AREA GEOGRAFICA

Per quanto riguarda le aree geografiche, le vendite nei Paesi europei hanno evidenziato un'importante crescita (+16%), a fronte di una base già elevata rappresentata dal primo trimestre 2006 (+22% rispetto al primo trimestre 2005); tra questi spicca la performance dell'Italia (+22% a fronte di un +14% nell'analogo trimestre dell'anno precedente).
In crescita sono risultati anche gli Stati Uniti (+3% a cambi comparabili; -4% a cambi correnti) nonostante la temporanea chiusura per rinnovamento del negozio di Madison Avenue a New York da gennaio 2007. La riapertura del negozio flagship di Fifth Avenue, sempre a New York, avvenuta a fine marzo, farà invece sentire i propri effetti solo a partire dal secondo trimestre di quest'anno.
Il Giappone, in linea con le attese, ha invece proseguito il suo rallentamento (-7% a cambi comparabili; -16% a cambi correnti) confermando così la generale debolezza del settore del lusso in questo mercato.
Al Giappone fa da contrappeso il resto dell'Asia dove il Gruppo ha realizzato una straordinaria crescita delle vendite (+86% a cambi comparabili; +76% a cambi correnti). La tendenza alla crescita è uniforme in tutti i Paesi dell'area in cui Bulgari è presente, ma va sottolineata la brillante performance nel mercato cinese. Anche il Medio Oriente, infine, ha registrato una crescita dell'11% a cambi correnti, nonostante una base elevata nel primo trimestre dell'anno precedente (+30% a cambi correnti).

La successiva tabella 2 mostra il valore dei ricavi nel primo trimestre 2007 per area geografica secondo il criterio del mercato di sbocco, la loro ripartizione percentuale sul totale ricavi e la variazione, a cambi correnti e comparabili, rispetto allo stesso periodo dell'esercizio precedente, oltre al dato complessivo del 2006.

TABELLA 2
GRUPPO BULGARI

RICAVI PER AREA GEOGRAFICA - I TRIMESTRE

Area Geografica	I Trimestre 2007				I Trimestre 2006				Totale Esercizio 2006			
(Milioni di euro)	valore assoluto	%	Δ % vs PVY cambi corr.	Δ % vs PVY cambi comp.	valore assoluto	%	Δ % vs PVY cambi corr.	Δ % vs PVY cambi comp.	valore assoluto	%	Δ % vs PVY cambi corr.	Δ % vs PVY cambi comp.
Europa	84,4	37%	+16	-	72,8	36%	+22	-	387,7	38%	+11	-
di cui Italia	*30,0*	*13%*	*+22*	-	*24,7*	*12%*	*+14*	-	*131,4*	*13%*	*+1*	-
America	33,7	15%	-4	+3	35,0	17%	+15	+8	159,1	16%	+15	+16
Asia	93,5	42%	+12	+22	83,6	41%	+5	+4	406,4	40%	+7	+11
di cui Giappone	*48,6*	*22%*	*-16*	*-7*	*58,0*	*28%*	*+23*	*+25*	*256,6*	*25%*	*+7*	*+14*
di cui resto dell'Asia	*44,9*	*20%*	*+76*	*+86*	*25,6*	*13%*	*-20*	*-25*	*149,8*	*15%*	*+7*	*+7*
Medio Oriente	9,8	4%	+11	-	8,8	4%	+30	-	40,5	4%	+9	-
Altro	3,7	2%	+0	-	3,7	2%	+7	-	16,7	2%	+2	-
TOT. RICAVI NETTI	**225,1**	**100%**	**+10**	**+16**	**203,9**	**100%**	**+14**	**+12**	**1.010,4**	**100%**	**+10**	**+12**

SITUAZIONE FINANZIARIA E PATRIMONIALE DEL GRUPPO

L'indebitamento finanziario netto a fine marzo 2007 è pari a 80,6 milioni di euro, contro i 46,9 milioni di euro al 31 dicembre 2006 ed i 63,2 milioni di euro al 31 marzo 2006.
L'incremento dell'indebitamento nei tre mesi, rispetto alla fine del 2006, è in parte dovuto al normale aumento delle scorte, in vista della seconda parte dell'anno, quando le vendite raggiungono storicamente i massimi livelli. L'incremento del valore del magazzino rispetto al 31 marzo 2006, a stagionalità confrontabile, è pari al 12,2%, con un'importante contributo portato in particolare da pietre preziose ai fini della produzione alta gioielleria nei mesi a venire.
Il patrimonio netto inclusi gli interessi di terzi alla fine di marzo risulta pari a 755,8 milioni di euro, contro i 743,0 milioni di euro al 31 dicembre 2006 ed i 700,1 milioni di euro al 31 marzo 2006.
Alla fine del trimestre il rapporto (gearing) tra indebitamento e patrimonio netto, inclusi gli interessi di terzi, è pari all'11%.

Di seguito è rappresentato lo stato patrimoniale riclassificato del Gruppo.

STATO PATRIMONIALE RICLASSIFICATO

(Milioni di euro)	TOTALE GRUPPO 31 Mar 07	TOTALE GRUPPO 31 Dic 06
Crediti commerciali netti	146,7	187,0
Altri crediti	59,2	45,9
Magazzino	595,1	528,9
Debiti commerciali	(145,7)	(159,7)
Altri debiti	(51,2)	(51,2)
Totale Capitale Circolante netto	**604,1**	**550,9**
Immobili, impianti e macchinari e attività immateriali	**209,9**	**209,7**
Partecipazioni e altre attività finanziarie	**37,4**	**42,6**
Altre attività (passività) a LT	**(15,0)**	**(13,3)**
CAPITALE INVESTITO NETTO	836,4	789,9
Patrimonio netto	**755,8**	**743,0**
Indebitamento a breve termine	44,3	10,6
Indebitamento a lungo termine	36,3	36,3
Totale indebitamento	**80,6**	**46,9**
COPERTURA	836,4	789,9

Il presente Stato Patrimoniale è stato riclassificato secondo lo schema che evidenzia il Capitale Investito del Gruppo e la sua copertura patrimoniale-finanziaria.
Rispetto allo schema ufficiale allegato al bilancio consolidato intermedio al 31 marzo 2006, che segue una rappresentazione più tradizionale con la suddivisione tra attività nette, passività e patrimonio netto, tutte le voci relative alle passività diverse da quelle finanziarie sono state portate a riduzione del Capitale Investito, mentre le disponibilità liquide sono riclassificate nella "Copertura" a riduzione dell'indebitamento.

INVESTIMENTI

Nel corso dei primi tre mesi del 2006 sono stati effettuati investimenti in immobili, impianti e macchinari per 8,5 milioni di euro relativi a lavori, in parte ancora in corso, per l'apertura o il rinnovo di negozi, tra i quali quello già menzionato di *Fifth Avenue* a New York e a Shanghai, oltre che per l'acquisto di vetrine da utilizzare nella rete di distributori terzi per l'esposizione di prodotti BVLGARI.
Gli investimenti in attività immateriali sono stati pari a 3,6 milioni di euro, relativi principalmente all'acquisizione e all'implementazione di software per la gestione delle principali attività operative del Gruppo.
Per quanto riguarda le partecipazioni e altre attività finanziarie il decremento è in gran parte dovuto per 5,4

milioni di euro al rimborso parziale a seguito della cessione di alcuni investimenti detenuti dai fondi Opera Partecipations S.c.a. e Opera Partecipations 2 S.c.a...

EVENTI SIGNIFICATIVI AL 31 MARZO 2007

In data 18 gennaio 2007 è stato acquisito il residuo 49% di Bulgari Korea Ltd, già detenuta dal Gruppo al 51%. La società è ora pertanto interamente partecipata da Bulgari International Corporation (BIC) NV.
Il capitale sociale sottoscritto è pari a KW 4.500.000.

In data 25 gennaio 2007 è stata acquisita la società Bulgari Parfums Iberia S.L., con sede a Barcellona. La società è interamente posseduta da Bulgari España S.A. e gestirà la distribuzione di profumi Bulgari in Spagna ed in Portogallo.

In data 31 gennaio 2007 è stata costituita la società Bulgari Panama Inc. La società, con sede a Panama City, ha un capitale sociale di 10.000 dollari, interamente sottoscritto da parte di Bulgari International Corporation (BIC) NV. La società ha ottenuto dalle autorità locali la licenza commerciale per la gestione di un negozio monomarca Bulgari nella città.

In data 14 marzo 2007 l'Assemblea Generale di Bulgari (Luxembourg) S.A. ha deliberato la messa in liquidazione della società. Bulgari (Luxembourg) S.A. che detiene il 100% delle quote di Bulgari Holtels and Resorts B.V., partecipazione che alla luce dei piani di sviluppo attesi per il progetto "Hotels & Resorts" può in futuro essere gestita direttamente dalla capogruppo Bulgari S.p.A..

Non si segnalano altri eventi significativi relativi al primo trimestre 2007.

EVENTI SUCCESSIVI AL 31 MARZO 2007

Non si segnalano eventi significativi successivi al 31 marzo 2007.

PREVISIONI PER L'ESERCIZIO 2006

Il 2007, come l'anno appena concluso, sarà caratterizzato per Bulgari da un rilevante impegno promozionale a sostegno degli importanti lanci di prodotto che si susseguiranno nel corso dell'anno e da un'ulteriore accelerazione negli investimenti per lo sviluppo della rete di vendita. Dopo la riapertura negli ultimi giorni del trimestre del rinnovato negozio di Fifth Avenue a New York, saranno di particolare rilievo l'inaugurazione della Bulgari Tower a Ginza e del nuovo complesso di Omotesando a Tokyo, oltre all'ampliamento della rete di negozi dedicati esclusivamente agli accessori.
Anche alla luce di queste importanti iniziative, riteniamo che - in un quadro macroeconomico stabile e nonostante una previsione di persistente debolezza del mercato e della valuta giapponese – nel 2007 Bulgari potrà conseguire un ulteriore aumento delle vendite e dei profitti, consolidando al tempo stesso la sua posizione di assoluto prestigio nel mercato mondiale dei beni di lusso.

B V L G A R I

Bilancio consolidato intermedio
al 31 marzo 2007

Gruppo Bulgari

Conto Economico Consolidato marzo 2007

€/000

	Note	marzo 2007	di cui verso correlate:	marzo 2006	di cui verso correlate:	Variazioni %
Totale ricavi netti	2	**225.144**	**36**	**203.883**	**161**	**10,4%**
Costo del venduto		(78.890)		(71.447)		10,4%
Totale margine di contribuzione		**146.254**		**132.436**		**10,4%**
		65,0%		**65,0%**		
Spese operative nette	3	(119.953)	(15)	(110.598)	(5)	8,5%
Risultato operativo		**26.301**		**21.838**		**20,4%**
		11,7%		**10,7%**		
- Proventi (oneri) finanziari		*(1.811)*	*(51)*	*(1.794)*	*(67)*	
- Utili (perdite) su cambi		*1.590*		*1.028*		
Totale proventi (oneri) finanziari	4	(221)		(766)		-71,1%
Risultato prima delle imposte		**26.080**		**21.072**		**23,8%**
Imposte correnti e differite	5	(2.202)		(2.776)		-20,7%
Risultato del periodo		**23.878**		**18.296**		**30,5%**
di cui:						
Risultato del periodo di pertinenza dei terzi		(38)		115		-133,0%
Risultato del periodo di pertinenza del Gruppo		**23.916**		**18.181**		**31,5%**
		10,6%		**8,9%**		

	marzo 2007	marzo 2006
Utile per azioni base (in Euro)	**0,08**	**0,06**
Numero delle azioni su cui si basa il calcolo	299.574.060	297.814.044
Utile per azioni diluito (in Euro)	**0,08**	**0,06**
Numero delle azioni su cui si basa il calcolo	304.901.776	302.958.539

Gruppo Bulgari
Stato Patrimoniale Consolidato al 31 marzo 2007

€/000

	Note	31 marzo 2007	di cui verso parti correlate:	31 dicembre 2006	di cui verso parti correlate:
ATTIVITA'					
Immobili, impianti e macchinari	6	111.670		113.472	
Attività immateriali	7, 8	98.239		96.224	
Partecipazioni ed altre attività finanziarie non correnti	9, 10	37.390		42.609	
Altre attività non correnti	10, 11, 13	30.405	797	32.099	929
ATTIVITA' NON CORRENTI		**277.704**		**284.404**	
ATTIVITA' NON CORRENTI POSSEDUTE PER LA VENDITA		-		-	
Totale rimanenze	12	595.127		528.934	
Crediti commerciali		146.740	110	187.020	158
Altre attività correnti	10,13	64.743	3.169	52.308	2.895
Disponibilità liquide e mezzi equivalenti	14	22.835		39.792	
ATTIVITA' CORRENTI		**829.445**		**808.054**	
TOTALE ATTIVITA'		**1.107.149**		**1.092.458**	
PATRIMONIO NETTO E PASSIVITA'					
Totale patrimonio netto di Gruppo		751.230		734.875	
Patrimonio netto azionisti di minoranza		4.525		8.080	
TOTALE PATRIMONIO NETTO	15	**755.755**		**742.955**	
Fondo TFR e altri fondi relativi al personale	19	15.534		15.146	
Fondi rischi ed oneri	20	6.438		6.831	
Altre passività non correnti	11,17,21	25.759		25.620	
Debiti finanziari verso banche non correnti	17	34.044		34.156	
PASSIVITA' NON CORRENTI		**81.775**		**81.753**	
PASSIVITA' NON CORRENTI POSSEDUTE PER LA VENDITA		-		-	
Debiti commerciali		145.694	1.442	159.754	1.306
Altre passività correnti	17, 21	53.566	9	53.941	2
Debiti finanziari verso banche correnti	17	70.359		54.055	
PASSIVITA' CORRENTI		**269.619**		**267.750**	
TOTALE PATRIMONIO NETTO E PASSIVITA'		**1.107.149**		**1.092.458**	

Gruppo Bulgari
Rendiconto finanziario al 31 marzo 2007

€/000

	31 marzo 2007	31 marzo 2006
Flusso di cassa generato dall'attività operativa		
Utile netto dell'esercizio	23.916	18.181
Ammortamenti e svalutazioni	9.654	8.119
Flusso di cassa generato dalla gestione reddituale	*33.570*	*26.300*
(Incremento) Decremento dei crediti commerciali del circolante	40.282	44.110
(Incremento) Decremento degli altri crediti del circolante	(12.812)	(13.341)
(Incremento) Decremento delle rimanenze	(70.099)	(35.104)
Incremento (Decremento) dei debiti commerciali	(13.472)	(32.547)
Incremento (Decremento) degli altri debiti	(597)	3.269
Differenze cambi	5.237	9.975
Altre variazioni nette	230	2.287
Flusso di cassa generato dalle variazioni di capitale circolante netto	*(51.231)*	*(21.351)*
Altre attività M/L termine (incluso altre attività finanziarie non correnti)	963	(5.836)
Altre passività M/L termine	(143)	(198)
(a) Flusso di cassa generato dall'attività operativa	**(16.841)**	**(1.085)**
Flussi di cassa generato dall'attività di investimento		
Acquisto di società (al netto disponibilità/indebitamento acquisita)	(2.807)	-
Acquisti di immobili, impianti e macchinari	(8.489)	(6.787)
Acquisti di attività immateriali	(3.593)	(2.754)
Rimborso da partecipazioni (escluso altre attività finanziarie non correnti)	5.819	-
Altre variazioni (inclusi disinvestimenti)	3.302	1.721
(b) Flusso di cassa da attività di investimento	**(5.768)**	**(7.819)**
Flusso di cassa generato dall'attività finanziaria		
Variazione patrimonio netto per aumento capitale sociale	-	4.009
Variazione patrimonio netto degli azionisti di minoranza	(3.555)	(550)
Altre variazioni	(7.561)	(7.798)
(c) Totale variazioni patrimonio netto	*(11.116)*	*(4.339)*
Variazioni di debiti finanziari a medio/lungo termine	(63)	2.866
Variazioni di crediti finanziari a medio/lungo termine	132	(9)
(d)Totale variazioni attività finanziarie a medio/lungo termine	*69*	*2.857*
(e) Flusso di cassa da attività di finanziamento	**(11.047)**	**(1.482)**
(f) Differenza disponibilità (indebitamento) finanziaria netta a breve termine (a)+(b)+(e)	**(33.656)**	**(10.387)**
Disponibilità (indebitamento) netto all'inizio del periodo	***(46.854)***	***(49.919)***
Variazioni indebitamento a breve (f)	(33.656)	(10.387)
Variazioni indebitamento a lungo (e)	(69)	(2.857)
Disponibilità (indebitamento) netto alla fine del periodo	***(80.579)***	***(63.163)***
di cui: - disponibilità liquide	22.835	30.282
- debiti finanziari correnti	(72.706)	(79.126)
- attività finanziarie correnti	5.619	15.216
- debiti finanziari non correnti	(37.124)	(30.641)
- crediti finanziari non correnti	797	1.106

Prospetto delle variazioni intervenute nelle voci di patrimonio netto consolidato al 31 marzo 2007 e al 31 dicembre 2006

	Capitale sociale	Riserva sopr. azioni	Riserva legale	Riserva da differenze di traduzione	Altre riserve	Riserva Stock Option	Riserva Hedging	Utili portati a nuovo	Utile del periodo	Patrimonio netto di Gruppo	Patrimonio netto di terzi	Totale Patrimonio netto
Saldo al 31 dicembre 2006	20.970	123.648	5.762	(21.350)	3.914	6.796	2.381	458.482	134.271	734.874	8.080	742.954
Oscillazione cambi	-	-	-	(8.460)	-	-	-	-	-	(8.460)	(938)	(9.398)
Riclassifiche	-	-	-	-	-	-	-	-	-	-	-	-
Valutazione fair value derivati	-	-	-	-	-	-	303	-	-	303	-	303
Totale proventi ed oneri imputati direttamente a patrimonio netto	-	-	-	(8.460)	-	-	303	-	-	(8.157)	(938)	(9.095)
Risultato di periodo	-	-	-	-	-	-	-	-	23.916	23.916	38	23.954
Totale proventi ed oneri	-	-	-	-	-	-	-	-	23.916	23.916	38	23.954
Destinazione utile 2006	-	-	-	-	-	-	-	134.271	(134.271)	-	-	-
Stock Options	-	-	-	-	-	597	-	-	-	597	-	597
Acquisto ulteriore 49% Bulgari Korea	-	-	-	-	-	-	-	-	-	-	(2.655)	(2.655)
Saldo al 31 marzo 2007	20.970	123.648	5.762	(29.810)	3.914	7.393	2.684	592.753	23.916	751.230	4.525	755.755

Prospetto delle variazioni intervenute nelle voci di patrimonio netto consolidato al 31 marzo 2006 e al 31 dicembre 2005

	Capitale sociale	Riserva sopr. azioni	Riserva legale	Riserva di traduzione	Altre riserve	Riserva Stock Option	Riserva Hedging	Utili portati a nuovo	Utile del periodo	Patrimonio netto di Gruppo	Patrimonio netto di terzi	Totale Patrimonio netto
Saldo al 31 dicembre 2005	16.859	114.490	5.762	(11.149)	2.106	4.423	(28)	428.738	116.447	677.646	8.587	686.233
Oscillazione cambi				(8.806)	-	-	-	-	-	(8.806)	(666)	(9.472)
Riclassifiche				11.137				(11.137)				
Valutazione fair value derivati							(1.390)	-	-	(1.390)		(1.390)
Totale proventi ed oneri imputati direttamente a patrimonio netto	-	-	-	2.331	-	-	(1.390)	(11.137)	-	(10.196)	(666)	(10.862)
Risultato di periodo									18.181	18.181	115	18.297
Totale proventi ed oneri	-	-	-	-	-	-	-	-	18.181	18.181	115	18.297
Dividendi distribuiti	-	-	-	-	-	-	-	-	-	-	-	-
Destinazione utile 2005	-	-	-	-	-	-	-	116.447	(116.447)	-	-	-
Cessione Azioni proprie	4.009	1.808	-	-	-	-	-	-	-	5.817	-	5.817
Destinazione a fondo riserva proprie del valore delle azioni alla fine del periodo	-	-	-	-	-	-	-	-	-	-	-	-
Stock Options	-	-	-	-	-	590	-	-	-	590	-	590
Saldo al 31 marzo 2006	20.868	116.298	5.762	(8.818)	2.106	5.013	(1.418)	534.048	18.181	692.038	8.037	700.075

B V L G A R I

Bulgari S.p.A. e Controllate

Note di commento

Bulgari S.p.A. e Controllate

Bilancio consolidato intermedio al 31 marzo 2007

PRINCIPALI PRINCIPI CONTABILI E CRITERI DI VALUTAZIONE

La Bulgari S.p.A. (di seguito la "Capogruppo") è una società con sede in Italia e domiciliata a Roma in Via Lungotevere Marzio, 11. Il bilancio consolidato intermedio al 31 marzo 2007 della Società include il bilancio della Capogruppo e delle sue controllate e joint ventures (insieme denominate il "Gruppo"). Per il consolidamento sono stati utilizzati i bilanci predisposti dagli Amministratori delle singole società per l'approvazione, quando prevista, da parte delle rispettive Assemblee.
Il presente bilancio consolidato intermedio è stato autorizzato alla pubblicazione dagli amministratori il 15 maggio 2007.

(a) Dichiarazione di conformità

A seguito dell'entrata in vigore del regolamento comunitario n. 1606 del luglio 2002 ed in base a quanto previsto dall'articolo 82 del Regolamento Emittenti così come modificato dalla Consob con Delibera n.14990 del 14 aprile 2005, il Gruppo Bulgari ha redatto la relazione trimestrale consolidata in conformità all'International Accounting Standards (IAS) 34, applicabile all'informativa infrannuale. Tale bilancio consolidato intermedio può non comprendere tutte le informazioni richieste dal bilancio annuale e deve essere letta unitamente al bilancio consolidato per l'esercizio chiuso al 31 dicembre 2006.

(b) Base di presentazione

Il bilancio consolidato intermedio è costituito dallo Stato Patrimoniale, dal Conto economico, dal Rendiconto finanziario, dal Prospetto delle variazioni del patrimonio netto e dalle presenti Note esplicative ed integrative. Si precisa che lo Stato Patrimoniale è presentato con separata indicazione delle attività e passività correnti e non correnti. Il Conto Economico riflette una ripartizione dei costi secondo la loro destinazione in quanto conforme alle modalità di reporting interno e di gestione del business. I componenti di reddito (positivi e/o negativi) derivanti da eventi o fatti il cui accadimento risulta non ricorrente sono presentati nel conto economico, ove esistenti, utilizzando specifiche sottovoci. Il Rendiconto Finanziario è presentato utilizzando il metodo indiretto.
Il bilancio consolidato intermedio è presentato in euro e tutti i valori sono espressi in migliaia di euro tranne quando diversamente indicato.
I bilanci delle società incluse nell'area di consolidamento sono tutti predisposti alla stessa data di riferimento del relazione trimestrale consolidata e sono rettificati, laddove necessario, per uniformarli ai principi contabili adottati dalla Capogruppo.
La relazione trimestrale consolidata è redatto sulla base del principio del costo, modificato come richiesto per la validazione di alcuni strumenti finanziari.
Si precisa, infine, che con riferimento alla Delibera Consob n. 15519 del 27 luglio 2006 in merito agli schemi di bilancio, sono state inserite colonne aggiuntive negli schemi di Stato Patrimoniale e Conto Economico con evidenza dei rapporti con parti correlate. Non si è ritenuto di dover fornire lo stesso dettaglio per il Rendiconto Finanziario considerata la scarsa significatività del dato.

(c) Criteri di consolidamento

(i) Imprese controllate

Per imprese controllate si intendono le imprese nelle quali la Capogruppo ha il potere di determinare, direttamente o indirettamente, le politiche finanziarie ed operative al fine di ottenere i benefici derivanti dalle sue attività. Nel valutare l'esistenza del controllo, si prendono in considerazione anche i diritti di voto potenziali effettivamente esercitabili o convertibili. I bilanci delle imprese controllate sono inclusi nel bilancio consolidato intermedio a partire dalla data in cui si assume il controllo e fino al momento in cui tale controllo è trasferito al di fuori del Gruppo. Le quote del patrimonio netto e del risultato attribuibili ai soci di minoranza, sono indicate separatamente sia nello stato patrimoniale che nel conto economico consolidati.

(ii) Joint Ventures

Per *Joint Ventures* si intendono le imprese nelle quali il Gruppo esercita un controllo congiunto, stabilito da accordi contrattuali con altre entità. Nel valutare l'esistenza del controllo, si prendono in considerazione anche i diritti di voto potenziali effettivamente esercitabili o convertibili. I bilanci delle società in *Joint Venture* sono consolidati con il metodo proporzionale. Il bilancio consolidato intermedio include, pertanto, linea per linea, le attività, le passività, i ricavi ed i costi di tali società in misura proporzionale alla quota di pertinenza del Gruppo, a partire dalla data in cui si assume il controllo congiunto e fino alla data in cui esso è trasferito al di fuori del Gruppo.

(iii) Operazioni infragruppo

Tutti i saldi e le transazioni infragruppo, inclusi eventuali utili non realizzati verso terzi, derivanti da rapporti intrattenuti tra società del Gruppo, sono eliminati integralmente. Le eventuali perdite non realizzate verso terzi sono eliminate per la quota di pertinenza del Gruppo tranne nel caso in cui rappresentino perdite di valore. Gli utili e le perdite non realizzati generati su operazioni con Joint Venture sono eliminati in funzione del valore della quota di partecipazione del Gruppo in quelle imprese.

(d) Divisa estera

(i) Operazioni in valuta estera

I bilanci di ciascuna società consolidata sono redatti utilizzando la valuta funzionale relativa al contesto economico in cui ciascuna società opera.
In tali bilanci, tutte le transazioni in valuta diversa dalla valuta funzionale sono rilevate al tasso di cambio in essere alla data dell'operazione. Le attività e le passività monetarie denominate in valuta diversa dalla valuta funzionale sono successivamente adeguate al tasso di cambio in essere alla data di chiusura del periodo presentato con imputazione dell'effetto a conto economico.
Le attività e passività non monetarie denominate in valuta ed iscritte al costo storico sono convertite utilizzando il tasso di cambio in vigore alla data di iniziale rilevazione dell'operazione.

(ii) Traduzione dei bilanci in valuta

I ricavi, i costi, le attività e le passività incluse nel bilancio consolidato intermedio sono espressi in Euro, che rappresenta la valuta funzionale della Capogruppo Bulgari S.p.A..
Ai fini della predisposizione del bilancio consolidato intermedio, i bilanci delle società consolidate aventi valuta funzionale diversa dall'euro sono convertiti applicando alle attività e passività (inclusi l'avviamento e gli aggiustamenti effettuati in sede di consolidamento), alle voci di patrimonio netto e alle voci di conto economico rispettivamente il tasso di cambio in essere alla data di chiusura del periodo di riferimento, i cambi storici in vigore al momento della loro formazione ed i cambi medi del periodo di riferimento (che approssimano i tassi di cambio in essere alla data delle rispettive operazioni). Le relative differenze cambio sono rilevate direttamente a patrimonio netto e sono esposte separatamente in un'apposita riserva dello stesso.

Le differenze di cambio sono rilevate a conto economico solo al momento della eventuale dismissione o liquidazione della partecipazione della società a cui esse si riferiscono.

I cambi contro Euro dei Paesi non aderenti alla moneta unica sono i seguenti:

	31/03/2007		31/12/2006		31/03/2006	
Divisa	Conto Economico	Stato Patrimoniale	Conto Economico	Stato Patrimoniale	Conto Economico	Stato Patrimoniale
USD	1,3105	1,3318	1,2556	1,3170	1,2020	1,2104
YEN	156,4676	157,3200	146,0711	156,9300	140,5142	142,4200
CHF	1,6163	1,6247	1,5731	1,6069	1,5588	1,5801
GBP	0,6705	0,6798	0,6819	0,6715	0,6861	0,6964
SGD	2,0073	2,0204	1,9939	2,0202	1,9565	1,9582
HKD	10,2328	10,4070	9,7541	10,2409	9,3254	9,3923
AUD	1,6672	1,6484	1,6667	1,6691	1,6264	1,5801
MYR	4,5838	4,6047	4,6029	4,6490	4,4810	4,4580
DKK	7,4525	7,4508	7,4591	7,4560	7,4622	7,4624
TWD	44,5346	44,0546	40,8246	42,9314	38,8099	39,2270
KRW	1.230,6300	1.253,0200	1.198,0800	1.224,8100	1.173,2700	1.176,0900
CNY	10,1677	10,2951	10,0077	10,2793	9,6776	9,3923
THB	43,1669	43,0570	47,5678	46,7700	-	-
MOP	10,5416	10,7014	10,0474	10,5510	-	-

In sede di prima adozione degli IFRS, le differenze cumulative di conversione generate dal consolidamento di un paese al di fuori dell'area Euro sono state azzerate, come consentito dall'IFRS 1. Le plusvalenze o le minusvalenze derivanti dalle successive dismissioni di tali imprese, comprenderanno solo le differenze di conversione cumulate generatesi successivamente al 1° gennaio 2004.

(e) Aggregazioni di impresa

Tutte le aggregazioni di impresa sono rilevate utilizzando il metodo dell'acquisto ("purchase method") ove il costo di acquisto è pari al fair value alla data di scambio delle attività cedute, delle passività sostenute o assunte, più i costi direttamente attribuibili all'acquisizione. Tale costo è allocato rilevando le attività, le passività e le passività potenziali identificabili dell'acquisita, ai relativi fair value. L'eventuale eccedenza positiva del costo di acquisto rispetto al fair value della quota delle attività nette acquisite di pertinenza del Gruppo è contabilizzata come avviamento. L'eventuale differenza negativa ("avviamento negativo") è invece rilevata a conto economico al momento dell'acquisizione.

In sede di prima adozione degli IFRS, il Gruppo ha scelto di non applicare l'IFRS 3 (Aggregazioni di imprese) in modo retrospettivo alle acquisizioni effettuate antecedentemente il 1° gennaio 2004. Pertanto l'avviamento derivante da acquisizioni antecedenti la data di transizione agli IFRS è stato mantenuto al valore registrato a tale titolo nell'ultimo bilancio consolidato redatto sulla base dei precedenti principi contabili (31 dicembre 2003).

(f) Immobili, impianti e macchinari

(i) Beni di proprietà

Gli immobili, impianti e macchinari sono rilevati al costo inclusivo degli oneri accessori di diretta imputazione.
Esse sono iscritti nell'attivo patrimoniale solo nel caso in cui sia probabile che il loro uso genererà benefici economici futuri e il costo di tali attività sia determinabile in modo attendibile.
Il costo include:

a) il prezzo di acquisto (inclusi eventuali dazi all'importazione e tasse di acquisto non recuperabili) al netto di eventuali sconti commerciali ed abbuoni;
b) eventuali costi direttamente attribuibili per portare il bene nel luogo e nelle condizioni necessarie al funzionamento nel modo inteso dalla direzione aziendale.

I costi sostenuti successivamente all'acquisto sono rilevati come un aumento del valore contabile dell'elemento a cui si riferiscono, qualora sia probabile che i futuri benefici derivanti dal costo sostenuto per la sostituzione di una parte di un elemento di immobili, impianti e macchinari affluiranno al Gruppo e il costo dell'elemento possa essere determinato attendibilmente. Tutti gli altri costi sono rilevati nel conto economico nell'esercizio in cui sono sostenuti.

Qualora parti significative di immobili, impianti e macchinari abbiano vita utile differente, tali componenti sono contabilizzati separatamente, applicando il metodo del costo sopra indicato.

(ii) Beni in leasing finanziario

Gli immobili, impianti e macchinari posseduti mediante contratti di leasing finanziario, attraverso i quali sono sostanzialmente trasferiti sul Gruppo tutti i rischi ed i benefici legati alla proprietà, sono riconosciuti come attività del Gruppo al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il leasing. La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.
Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come leasing operativi e rilevati linearmente a conto economico lungo la durata del contratto di leasing.

(iii) Ammortamento

Successivamente alla loro rilevazione iniziale gli immobili, impianti e macchinari, compresi quelle acquisiti in locazione finanziaria, sono iscritte al netto delle quote di ammortamento e di eventuali perdite di valore rilevate secondo le modalità indicate nel seguito. L'ammortamento, che ha inizio quando l'immobile, impianto o macchinario è disponibile all'uso e cessa quando esso è ceduta o non si prevede produca più benefici futuri, è determinato in maniera sistematica per quote costanti sulla base della stimata utilità futura delle stesse. I beni acquisiti in locazione finanziaria sono ammortizzati in base allo loro vita utile; nel caso in cui non esista la ragionevole certezza che il Gruppo ne acquisti la proprietà al termine della locazione, essi sono ammortizzati in un periodo pari al minore fra la durata del contratto di locazione e la vita utile del bene stesso.

La vita utile stimata viene riesaminata almeno con periodicità annuale.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Vita utile (anni)
Fabbricati	33
Impianti e macchinari	3 - 13
Attrezzature industriali e commerciali	7 - 5
Mobili, macchine per ufficio e arredi	5 - 8
Automezzi	4
Aeromobile (motore ed avionica)	3
Aeromobile (altro)	3

Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in un periodo pari al minore tra la durata residua del contratto d'affitto e la loro stimata vita utile.

(g) Attività immateriali

(i) Avviamento

L'avviamento, dopo l'iniziale iscrizione, non è ammortizzato ed è iscritto al netto di eventuali perdite di valore, determinate secondo le modalità descritte nel seguito.

L'avviamento derivante dall'acquisizione di una società, e qualsiasi rettifica al *fair value* dei valori contabili di attività e passività derivante dall'acquisizione di quella società, sono contabilizzati come attività e passività della società stessa. Conseguentemente, in caso di acquisizione di una società estera, sono espressi nella valuta funzionale della società acquisita e convertiti al cambio in essere alla data di chiusura del periodo di riferimento.

L'avviamento derivante da acquisizioni effettuate precedentemente al 1 gennaio 2004, è iscritto al valore netto contabile presente nell'ultimo bilancio consolidato redatto sulla base dei precedenti principi contabili (31 dicembre 2003).

(ii) Altre attività immateriali

Le attività immateriali, iscritte nell'attivo patrimoniale solo nel caso in cui sia probabile che l'uso dell'attività genererà benefici economici futuri e il costo della stessa sia determinabile in modo attendibile, sono rilevate al costo inclusivo degli oneri accessori di diretta imputazione.

I costi di ricerca sono addebitati a conto economico quando sostenuti. I costi di sviluppo sono capitalizzati solo se sia dimostrabile che l'attività è in grado di produrre benefici economici futuri.

I costi sostenuti successivamente all'acquisto sono rilevati come un aumento del valore contabile dell'attività a cui si riferiscono, qualora sia probabile che i futuri benefici affluiranno al Gruppo e il costo dell'attività possa essere determinato attendibilmente. Tutti gli altri costi sono rilevati nel conto economico nell'esercizio in cui sono sostenuti.

(iii) Ammortamento

Successivamente alla loro rilevazione iniziale, le attività a vita utile definita sono iscritte al netto delle quote di ammortamento e di eventuali riduzioni di valore rilevate secondo le modalità indicate nel seguito. L'ammortamento, che ha inizio quando l'immobilizzazione è disponibile per l'uso e cessa quando essa è ceduta o non si prevede produca più benefici futuri, è determinato in maniera sistematica sulla base della prevista utilità futura delle stesse, riesaminata con periodicità annuale.

Al contrario, le eventuali attività immateriali a vita utile indefinita, non sono ammortizzate ma iscritte al netto di eventuali perdite di valore determinate secondo le modalità descritte nel seguito.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Vita utile (anni)
Costi di sviluppo	max 5
Diritti di brevetto industriale e utilizz. opere dell'ingegno	max 5
Concessioni, marchi e licenze	max 5
Immobilizzazioni in corso	-
Spese subentro locali ed altro	durata contratto

(h) Perdite di valore

A ciascuna data di chiusura del periodo presentato, gli immobili, impianti e macchinari e le attività immateriali sono analizzati al fine di identificare indicatori di eventuali riduzioni di valore. Nel caso in cui esista un'indicazione di riduzioni di valore, viene determinato il valore recuperabile di tale immobilizzazione.
Il valore recuperabile dell'avviamento e delle altre attività immateriali con vita utile indefinita, quando presenti, è comunque stimato almeno una volta all'anno.
Il valore recuperabile è rappresentato dal maggiore tra il *fair value*, al netto dei costi di vendita, e il valore d'uso.
In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che l'impresa potrebbe ottenere dalla vendita del bene.

Il valore d'uso è definito sulla base dell'attualizzazione dei flussi di cassa futuri attesi dall'utilizzo del bene, al lordo delle imposte, applicando un tasso di sconto ante imposte che riflette le variazioni correnti di mercato del valore temporale del denaro e dei rischi dell'attività. Per un'attività che non genera flussi finanziari ampiamente indipendenti, il valore recuperabile è determinato in relazione alla "cash generating unit" cui tale attività appartiene.

Una riduzione di valore è riconosciuta nel conto economico qualora il valore di iscrizione dell'attività, o della relativa "cash generating unit" a cui essa è allocata, è superiore al valore recuperabile. Le perdite di valore di *cash generating unit* sono imputate in primo luogo a riduzione del valore contabile dell'eventuale avviamento attribuito e, quindi, a riduzione delle altre attività, in proporzione al relativo valore contabile.

Ad eccezione dell'avviamento, le perdite di valore sono ripristinate, nei limiti del valore contabile che si sarebbe determinato qualora la perdita di valore non fosse stata mai registrata, nel caso in cui la perdita di valore non esista più o quando vi sia stato un cambiamento nelle stime utilizzate per determinare il valore recuperabile.

(i) Strumenti Finanziari

(i) Partecipazioni in altre imprese

Le partecipazioni in altre imprese sono tutte classificate come "disponibili alla vendita" e valutate al fair value con imputazione di eventuali utili o perdite direttamente a patrimonio netto. Al momento della loro cessione tali utili e perdite cumulati sono rilasciati a conto economico. Qualora il fair value non risultasse attendibilmente determinabile, esse sono iscritte al costo rettificato per perdite di valore, il cui effetto è riconosciuto a conto economico, determinato sulla base del valore attuale dei flussi

finanziari attesi e attualizzati al tasso di rendimento corrente di mercato per un'attività finanziaria similare.
Le perdite eccedenti il valore di carico delle partecipazioni sono rilevate nel passivo patrimoniale nella voce "fondi per rischi e oneri - altri", nella misura in cui la partecipante è impegnata ad adempiere ad obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprire le sue perdite.

(ii) Altre attività finanziarie

Le attività finanziarie per cui esiste l'intenzione e la capacità di essere mantenute fino alla scadenza sono iscritte al costo (rappresentato dal fair value del corrispettivo iniziale dato in cambio) incrementato dei costi di transazione (es. commissioni, consulenze, etc.). Successivamente alla rilevazione iniziale, tali attività finanziarie sono valutate con il criterio del costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.

I crediti commerciali sono iscritti al costo ammortizzato, al netto di eventuali perdite di valore. Le perdite di valore sono determinate sulla base del valore attuale dei flussi di cassa futuri attesi, attualizzati sulla base del tasso di interesse effettivo originale.
I crediti commerciali la cui scadenza rientra nei normali termini commerciali, non sono attualizzati.

Le disponibilità liquide comprendono i valori numerari che possiedono i requisiti della disponibilità a vista o a brevissimo termine, del buon esito e dell'assenza di spese per la riscossione.

(iii) Altre passività finanziarie

Le altre passività finanziarie, inclusi i debiti commerciali sono iscritti al costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.

(iv) Azioni Proprie
Le azioni proprie sono iscritte, al costo, a riduzione del patrimonio netto. Gli utili e le perdite derivanti da eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

(l) Rimanenze

Le rimanenze di magazzino sono iscritte al minore tra il costo di acquisto o di produzione e il valore netto di presumibile realizzo, al netto dei costi stimati di completamento e dei costi necessari per realizzare la vendita.
La configurazione di costo adottata è la seguente:

a) le giacenze di prodotti finiti, costituite da pezzi unici, sono valutate in base alla specifica identificazione del costo;
b) tutte le altre giacenze, raggruppate in categorie omogenee, sono valutate secondo il metodo del costo medio ponderato;
c) i prodotti in corso di lavorazione sono valutati in base al costo di produzione, che include il consumo delle materie prime, la manodopera diretta ed i costi indiretti di produzione, in base allo stadio di lavorazione alla data di bilancio.

Al fine di determinare il valore netto di presumibile realizzo, il valore di eventuali merci obsolete o di lento rigiro viene svalutato in relazione alla previsione di utilizzo/realizzo netto futuro, mediante l'iscrizione di un apposito fondo rettificativo a riduzione del valore delle rimanenze stesse.

(m) Fondi per rischi ed oneri

Gli stanziamenti ai fondi rischi ed oneri sono rilevati quando si è in presenza di un'obbligazione attuale (legale o implicita) che deriva da un evento passato e qualora sia probabile un esborso di risorse per soddisfare l'obbligazione, e riflettono una stima realistica dell'onere da sostenere, sulla base degli elementi disponibili.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, gli accantonamenti sono determinati attualizzando i flussi finanziari futuri attesi ad un tasso di sconto al lordo delle imposte che riflette la valutazione corrente del mercato del costo del denaro in relazione al tempo e, se applicabile, il rischio specifico applicabile all'obbligazione. Le variazioni di stima sono riflesse nel conto economico del periodo in cui la variazione è avvenuta.

(n) Benefici per i dipendenti

I benefici a breve termine per i dipendenti, quali salari, stipendi e contributi per oneri sociali, assenze retribuite e ferie annuali dovuti entro i 12 mesi dalla chiusura dell'esercizio e tutti gli altri benefici in natura sono rilevati nel periodo in cui il servizio è reso dal dipendente.
I benefici garantiti ai dipendenti, erogati in coincidenza o successivamente alla cessazione del rapporto di lavoro attraverso programmi a benefici definiti, sono riconosciuti nel periodo di maturazione del diritto.
La passività relativa ai programmi a benefici definiti, al netto delle eventuali attività al servizio del piano, è determinata sulla base di ipotesi attuariali utilizzando il metodo della proiezione unitaria del credito ed è rilevata per competenza coerentemente alle prestazioni di lavoro necessarie per l'ottenimento dei benefici; la valutazione della passività è effettuata da attuari indipendenti.
Gli utili e le perdite attuariali derivanti da variazioni delle ipotesi attuariali utilizzate o da modifiche delle condizioni del piano sono rilevati a conto economico se e nei limiti in cui il loro valore netto non rilevato al termine dell'esercizio precedente eccede il maggior valore tra il 10% della passività relativa al programma e il 10% del fair value delle attività al suo servizio (c.d. metodo del corridoio).
In sede di prima adozione degli IFRS, il Gruppo ha deciso di iscrivere tutti gli utili e le perdite attuariali cumulati esistenti al 1 gennaio 2004, pur avendo scelto di utilizzare il "metodo del corridoio" per gli utili e le perdite attuariali successive.

(p) Ricavi e costi

I ricavi delle vendite e delle prestazioni di servizi sono rilevati nella misura in cui è probabile che i relativi benefici economici saranno fruiti dal Gruppo ed è possibile determinarne in modo attendibile il fair value del corrispettivo ricevuto. I ricavi sono rappresentati al netto di sconti, resi ed abbuoni di natura commerciale.

In particolare, i ricavi della vendita di beni e dalla prestazione di servizi sono rilevati quando i rischi significativi ed i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e quando i servizi sono resi.

Gli oneri ed i proventi finanziari sono rilevati per competenza sulla base degli interessi maturati sul valore netto delle relative attività e passività finanziarie utilizzando il tasso di interesse effettivo.

I dividendi sono rilevati quando è stabilito il diritto degli azionisti a ricevere il pagamento, ossia all'atto della delibera da parte dell'Assemblea dei Soci.

Il costo del venduto comprende il costo di produzione o di acquisto dei prodotti e delle merci che sono state vendute. In particolare, esso include tutti i costi di materiali, di lavorazione e le spese generali direttamente associati alla produzione, nonché gli ammortamenti di impianti, macchinari e attività immateriali impiegati nella produzione e le svalutazioni delle rimanenze di magazzino.

(q) Imposte

Le imposte correnti sul reddito sono determinate sulla base di una realistica previsione dell'onere di imposta di periodo di ciascuna società inclusa nell'area di consolidamento, in conformità alle aliquote e alle disposizioni vigenti, o sostanzialmente in vigore, alla data di chiusura del periodo di ciascun Paese.

Il debito previsto è rilevato nello Stato Patrimoniale alla voce "Debiti per imposte correnti", al netto di eventuali acconti versati, ovvero nella voce "Crediti per imposte correnti", qualora il saldo risulti positivo.

Le imposte differite e le imposte anticipate sono calcolate sulla base delle differenze temporanee tra i valori delle attività e delle passività iscritte nel bilancio consolidato intermedio e i corrispondenti valori riconosciuti ai fini fiscali, considerando le aliquote fiscali che si prevede, sulla base di norme in vigore o sostanzialmente in vigore alla data della relazione trimestrale consolidata, saranno applicabili nel periodo in cui tali differenze si annulleranno.
Le attività derivanti da imposte anticipate sono rilevate nella misura in cui è probabile che sia disponibile un reddito imponibile futuro a fronte del quale possano essere recuperate; tale ricuperabilità viene riesaminata ad ogni chiusura di periodo.
Sono inoltre stanziate imposte differite passive su utili non distribuiti alla fine del periodo nel caso in cui, all'atto della distribuzione, tali utili saranno soggetti a tassazione.
Gli accantonamenti per imposte che potrebbero generarsi dal trasferimento di utili non distribuiti delle società controllate sono effettuati solo dove ci sia la reale intenzione di trasferire tali utili nel prevedibile futuro.
Le altre imposte non correlate al reddito sono incluse negli oneri operativi.

Le attività e le passività fiscali, correnti e differite, sono compensate quando le imposte sono applicate dalla medesima autorità fiscale e quando vi è un diritto legale di compensazione.

(r) Operazioni di pagamento basate su azioni

Il Gruppo riserva piani di "stock option" a particolari categorie di dipendenti ed all'Amministratore Delegato come remunerazione delle prestazioni rese.
Il costo di tali prestazioni è valutato con riferimento al *fair value* delle opzioni alla data di assegnazione.
Tale costo è riconosciuto a conto economico lungo il periodo tra la data di assegnazione e la data di maturazione dell'opzione ("*vesting period*"), tenendo conto della migliore previsione disponibile del numero di opzioni che verranno esercitate.

(s) Uso di stime

La redazione del bilancio consolidato intermedio, richiede l'effettuazione da parte degli amministratori e della direzione aziendale di stime ed assunzioni che hanno effetto sui valori delle attività e delle passività della situazione contabile consolidata e sull'informativa relativa ad attività e passività potenziali alla data di riferimento. Le stime e le relative ipotesi si basano sulle esperienze pregresse e su altri fattori considerati ragionevoli nella fattispecie e sono state adottate per stimare il valore contabile delle attività e delle passività che non è facilmente desumibile da altre fonti. Le stime e le assunzioni sono riviste periodicamente e l'effetto di ogni variazione ad esse apportate sono riflesse a conto economico del periodo in cui avviene la revisione della stima se la revisione stessa ha effetti solo nel periodo, oppure nei periodi successivi se la revisione ha effetti sia sull'esercizio corrente, sia su quelli futuri. I risultati che si consuntiveranno potrebbero differire da tali stime, a causa dell'incertezza che caratterizza le ipotesi e le condizioni sulle quali le stime sono basate.

In particolare, le stime sono utilizzate per la rilevazione degli accantonamenti per rischi obsolescenza magazzino e per rischi su crediti, per la valutazione dell'eventuale perdita di valore di attività materiali ed immateriali, per gli ammortamenti, per la valutazione dei benefici garantiti ai dipendenti e per i piani di stock option, per la rilevazione delle imposte e per la valutazione dei fondi rischi ed oneri e di altre passività potenziali, nonché per la valutazione di strumenti derivati.

(t) Utile per azione

L'utile per azione è calcolato sulla base del numero medio ponderato delle azioni in circolazione nel periodo, con esclusione delle azioni proprie possedute dal Gruppo.

L'utile per azione diluito è calcolato sulla base del numero medio ponderato delle azioni in circolazione nel periodo, escluse le azioni proprie, incrementato dal numero medio ponderato di azioni che risulterebbero dall'esercizio di tutte le stock option esistenti, rapportato al differenziale tra prezzo medio di mercato nel periodo e prezzo medio ponderato di esercizio.

(u) Gestione dei rischi

(i) Rischio di credito

Il Gruppo non presenta significativi rischi di credito in funzione della natura dell'attività svolta in relazione alla quale taluni rischi sono limitati al settore delle vendite a distributori. I crediti commerciali sono rilevati in bilancio al netto della svalutazione calcolata sulla base del rischio di inadempienza della controparte, determinata considerando le informazioni disponibili sulla solvibilità del cliente e considerando i dati storici.

(ii) Rischio di liquidità

Il Gruppo non è sottoposto a significativi rischi di liquidità. I flussi di cassa, le necessità di finanziamento e la liquidità delle società del Gruppo sono monitorati o gestiti centralmente sotto il controllo della Tesoreria di Gruppo, con l'obiettivo di garantire un'efficace ed efficiente gestione delle risorse finanziarie.

(iii) Rischio di cambio e di tasso di interesse

Nell'esercizio della propria attività il Gruppo è esposto ad alcuni rischi di mercato, ed in particolare al rischio di oscillazione dei tassi di interesse, dei cambi e dei prezzi dell'oro.
Per minimizzare tali rischi vengono stipulati contratti derivati a copertura sia di specifiche operazioni, sia di esposizioni complessive, avvalendosi degli strumenti offerti dal mercato.
In particolare, al fine di ridurre il rischio della variazione di valore delle attività, delle passività e dei flussi di cassa attesi in valuta estera generati da operazioni future attese vengono utilizzati principalmente contratti "forward" e contratti "options". Gli stessi strumenti sono utilizzati per ridurre il rischio della variazione del prezzo dell'oro.
Per minimizzare il rischio legato alla variazione dei tassi di interesse possono essere utilizzati "interest rate swap" e contratti "options".
Per la gestione della finanza e della tesoreria il Gruppo non pone in essere operazioni speculative e adotta specifiche procedure che prevedono il rispetto di criteri di prudenza.

Gli strumenti derivati di copertura, coerentemente con quanto stabilito dallo IAS 39, sono contabilizzati secondo le modalità stabilite per l'hedge accounting solo quando:

a) all'inizio della copertura esiste la designazione formale e la documentazione della relazione di copertura;

b) la copertura è altamente efficace;
c) l'efficacia può essere attendibilmente dimostrata.

Qualora uno strumento sia designato a copertura dell'esposizione alle variazioni di fair value degli strumenti oggetto di copertura (es. copertura della variabilità del fair value di finanziamenti a tasso variabile e di crediti e debiti in valuta), esso viene rilevato al fair value con imputazione degli effetti a conto economico; coerentemente gli strumenti oggetto di copertura sono adeguati per riflettere le variazioni del fair value associate al rischio coperto.

Quando uno strumento finanziario è designato a copertura dell'esposizione alla variabilità dei flussi di cassa delle operazioni oggetto di copertura (cash flow hedge; es. copertura della variabilità dei flussi di cassa di operazioni future attese per effetto delle oscillazioni dei tassi di cambio), gli utili e le perdite derivanti dalle variazioni di fair value dello strumento di copertura, sono contabilizzate direttamente a patrimonio netto per la parte efficace (l'eventuale parte inefficace è invece contabilizzata immediatamente a conto economico nella voce utili/perdite su cambi).
Gli importi, rilevati a patrimonio netto sono poi riflessi nel conto economico del periodo in cui i contratti e le transazioni previste manifestano i loro effetti a conto economico.

Le variazioni del fair value dei derivati che non soddisfano le condizioni per essere qualificati come di copertura sono rilevate a conto economico.

I derivati sono stati contabilizzati con data di negoziazione.

1. **Acquisizioni/costituzione nuove società**

In data 18 gennaio 2007 è stata acquistato il residuo 49% di Bulgari Korea Ltd., già detenuta dal Gruppo al 51%; il prezzo pagato è stato di Kw3.178.668 mila. La società è ora pertanto interamente partecipata da Bulgari International Corporation (BIC) B.V. Il capitale sottoscritto è pari a KW 4.500.000.

In data 25 gennaio 2007 è stata acquisita la società Bulgari Parfums Iberia S.L.. La società con sede legale a Barcellona e capitale sociale sottoscritto e versato di euro 2.817.214, è partecipata dalla Bulgari España S.A. al 100%. Il prezzo pagato è stato di 2.817 mila euro a fronte di un patrimonio netto di competenza di pari valore, comprensivo di un avviamento di 1.089 mila euro. L'acquisizione rientra negli obiettivi di rafforzamento ed ottimizzazione della distribuzione di profumo in Spagna e Portogallo, mercati in forte crescita.

In data 31 gennaio 2007 è stata costituita la società Bulgari Panama Inc.. La società, con sede legale a Panama City e capitale sociale sottoscritto e versato di Usd 10.000, è partecipata dalla Bulgari International Corporation (BIC) B.V. al 100%. La società gestirà un negozio monomarca Bulgari a Panama City.

2. **Ricavi**

In migliaia di euro	**31/03/2007**	**31/03/2006**
Vendite nette	219.638	199.412
Royalties	3.806	2.985
Altri ricavi	1.700	1.486
	225.144	203.883

Relativamente alla composizione dei ricavi per tipologia di prodotto e per area geografica si rimanda alla nota 22 "Informativa di settore", nonché alla Relazione degli Amministratori sull'andamento della gestione del Gruppo.

3. **Spese operative nette**

In migliaia di euro	**Nota**	**31/03/2007**	**31/03/2006**
Costi per il personale	**19**	40.608	37.838
Spese variabili di vendita		9.583	8.368
Altre spese generali, commerciali ed amministrative		44.846	40.769
Spese di pubblicità e promozione		24.916	23.623
		119.953	110.598

I costi per il personale sono relativi sia alla funzione commerciale sia amministrativa.

Spese variabili di vendita

In migliaia di euro	Nota	31/03/2007	31/03/2006
Commissioni su carte di credito		1.174	1.260
Commissioni di mediazione		1.542	1.401
Spese di trasporto		2.883	2.219
Provvigioni a venditori	19	1.379	1.163
Altro		2.605	2.325
		9.583	8.368

L'incremento relativo alle spese di trasporto è legato alla crescita dell'attività del Gruppo, in particolare nel mercato asiatico, più distante rispetto ai siti produttivi del Gruppo.

La voce "Commissioni di mediazione", si riferisce a commissioni ad agenti per vendite di profumo per 1.495 mila euro (1.311 mila euro nel primo trimestre 2006).

Altre spese generali, commerciali ed amministrative

In migliaia di euro	31/03/2007	31/03/2006
Canoni di affitto	14.789	12.519
Oneri diversi di gestione	7.464	7.929
Altre spese generali nette	22.593	20.321
	44.846	40.769

L'incremento dei canoni di affitto è essenzialmente dovuto ai nuovi locali utilizzati per lo svolgimento dell'attività; gli incrementi principali si riferiscono ai nuovi negozi di Macao, New York e Bangkok.
Gli "oneri diversi di gestione" si riferiscono essenzialmente a spese generali per 3.098 mila euro (3.063 mila euro al 31 marzo 2006), per 387 mila euro (802 mila euro al 31 marzo 2006) ad accantonamenti a fondo rischi, in gran parte dovuti a rischi su crediti e contenziosi legali, per 1.230 mila euro ad utenze (1.169 mila euro al 31 marzo 2006), per 1.007 mila euro (1.142 mila euro al 31 marzo 2006) a canoni di noleggio principalmente per autovetture aziendali e macchine d'ufficio, per 1.121 a spese di manutenzione (974 mila euro al 31 marzo 2006).
Le "altre spese generali nette" includono, essenzialmente, spese di viaggio e trasferta per 3.005 mila euro (3.070 mila euro al 31 marzo 2006), costi per consulenze per 4.293 mila euro (2.712 mila euro al 31 marzo 2006), imposte e tasse non sul reddito per 899 mila euro (1.343 mila euro al 31 marzo 2006), incluso le imposte indeducibili, relative ad esercizi precedenti, pagate all'estero in via definitiva non recuperabili dalla Bulgari S.p.A. per 102 mila euro, emolumenti agli organi sociali per 1.273 mila euro (1.222 mila euro al 31 marzo 2006), spese di assicurazione per 584 mila euro (1.018 mila euro al 31 marzo 2006). La voce inoltre include ammortamenti per 9.639 mila euro (8.097 mila euro al 31 marzo 2006) principalmente relativi a migliorie su stabili in affitto, a spese per subentro locali in affitto, hardware e software.

4. Proventi (oneri) finanziari

Interessi attivi – 1.229 mila euro

In migliaia di euro	31/03/2007	31/03/2006
Dividendi da terzi	507	-
Interessi attivi bancari	127	122
Interessi attivi da pubblica amministrazione	34	68
Premi attivi su operazioni di copertura	498	219
Altri	63	61
	1.229	470

Interessi passivi – (2.604) mila euro

In migliaia di euro	31/03/2007	31/03/2006
Interessi passivi bancari	(66)	(28)
Interessi passivi per finanziamenti	(682)	(756)
Premi passivi su operazioni di copertura	(1.824)	(1.060)
Altri	(32)	(4)
	(2.604)	(1.848)

Altri proventi (oneri) finanziari – (436) mila euro

In migliaia di euro	Nota	31/03/2007	31/03/2006
Sconti e abbuoni attivi finanziari		51	153
Sconti e abbuoni passivi finanziari		(160)	(162)
Commissioni e spese bancarie		(165)	(177)
Oneri attuariali su TFR	19	(124)	(113)
Altri		(38)	(117)
		(436)	(416)

Utili (perdite) su cambi – 1.590 mila euro

In migliaia di euro	31/03/2007	31/03/2006
Differenza positiva di cambio	22.909	16.659
Differenza negativa di cambio	(21.319)	(15.631)
	1.590	1.028

5. Imposte

In migliaia di euro	Nota	31/03/2007	31/03/2006
Imposte correnti		2.241	2.172
Imposte anni precedenti		77	259
Imposte differite	11	(116)	345
		2.202	2.776

Il tax rate medio del Gruppo risulta pari al 8,4 %.

6. Immobili, impianti e macchinari – 111.670 mila euro

Il dettaglio degli immobili, impianti e macchinari ed i relativi movimenti sono così costituiti:

Descrizione	C. Stor Iniziale 31/12/06	F. Amm. Iniziale	Netto Iniziale 31/12/06	Acquisti	Ammor-tamenti	Altre variaz. nette	C. Stor. Finale 31/03/07	F. Amm. Finale	Netto finale 31/03/07
Terreni e fabbricati	20.039	(6.663)	**13.376**	130	294	(8)	20.096	(6.892)	**13.204**
Impianti e macchinari	26.226	(17.555)	**8.671**	384	674	145	26.765	(18.239)	**8.526**
Attrezzature	16.894	(12.641)	**4.253**	329	340	(17)	17.083	(12.858)	**4.225**
Mobili e macch. ufficio	97.329	(67.919)	**29.410**	1.747	2.763	48	97.682	(69.240)	**28.442**
Automezzi	337	(323)	**14**	-	1	-	335	(322)	**13**
Aereo	5.814	(3.536)	**2.278**	-	-	(2.278)	-	-	-
Migliorie su stabili in affitto	118.887	(76.735)	**42.152**	2.151	3.089	10.189	115.503	(64.100)	**51.403**
Imm. in corso e acconti	13.318	-	**13.318**	3.748	-	(11.209)	5.857	-	**5.857**
TOTALE	**298.844**	**(185.372)**	**113.472**	**8.489**	**7.161**	**(3.129)**	**283.321**	**(171.651)**	**111.670**

Gli incrementi del trimestre relativi a "Mobili, macchine per ufficio e arredi" e "Migliorie su stabili in affitto" fanno riferimento essenzialmente ad investimenti sostenuti per il rinnovo o l'apertura di nuovi negozi, tra i quali si menziona New York (America) ed i nuovi negozi in Cina. Sono inoltre inclusi investimenti in hardware ed investimenti in vetrine da utilizzare nella rete di distribuzione terzi relativamente all'esposizione di prodotti BVLGARI in alcuni tra i principali aeroporti, tra i quali si menziona quello di Taipei (Taiwan).

L'incremento della voce "Immobilizzazioni in corso e acconti" include gli investimenti sostenuti per i nuovi negozi di Marbella (Spagna), New York (America) e Lugano (Svizzera).

Le altre variazioni nette si riferiscono sostanzialmente alla cessione dell'aeromobile, il cui contratto è stato concluso in data 8 gennaio 2007.

7. Avviamento – 42.782 mila euro

In migliaia di euro	
Saldo al 31/12/2006	**41.908**
Variazioni	
Oscillazione cambi	(215)
Incrementi	1.089
Totale variazioni	**874**
Saldo al 31/03/2007	**42.782**

L'incremento si riferisce interamente all'avviamento relativo all'acquisizione della società Bulgari Parfum Iberia S.L. entrata nel perimetro di consolidamento il 25/01/2007.

8. Altre attività immateriali – 55.458 mila euro

La composizione ed i movimenti delle "Altre attività immateriali" sono i seguenti:

Descrizione	C. Stor Iniziale 31/12/06	F. Amm. Iniziale	Netto iniziale 31/12/06	Incrementi	Ammort.	Altre variazioni nette	C. Stor. Finale 31/03/07	F. Amm. Finale	Netto finale 31/03/07
Costi di sviluppo	9.534	(7.148)	**2.386**	198	294	(24)	9.629	(7.364)	**2.266**
Diritti di brevetto in.le e utilizz. opere dell'ingegno	56.723	(36.770)	**19.953**	1.911	1.558	325	58.850	(38.218)	**20.631**
Concessioni, marchi e licenze	3.167	(2.225)	**942**	56	70	(8)	3.189	(2.270)	**920**
Imm.zioni imm.li in corso	3.400	-	**3.400**	1.428	-	(338)	4.490	-	**4.490**
Oneri pluriennali	32.162	(4.527)	**27.635**	-	392	(92)	32.042	(4.891)	**27.151**
TOTALE	**104.986**	**(50.670)**	**54.316**	**3.593**	**2.314**	**(137)**	**108.200**	**(52.743)**	**55.458**

L' incremento della voce "Diritti di brevetto industriale e di utilizzazione di opere dell'ingegno" fa prevalentemente riferimento all'acquisto di licenze di software applicativi per la gestione delle diverse attività aziendali effettuato soprattutto dalla capogruppo Bulgari S.p.A. (1.813 mila euro).

Le "immobilizzazioni in corso e acconti" includono sostanzialmente ulteriori investimenti per lo sviluppo di software applicativo relativo a procedure che, al 31 marzo 2007, erano ancora in fase d'implementazione.

9. Partecipazione in altre imprese

La voce include il valore delle partecipazioni, classificate come disponibili per la vendita, nei fondi chiusi di investimento Opera Partecipations S.c.a. e Opera Partecipations 2 S.c.a., nei quali Bulgari International Corporation (BIC) N.V. possiede rispettivamente l'11,72% ed il 25,00% del totale delle

azioni che danno diritto alla distribuzione dei dividendi. In entrambi i fondi di investimento il Gruppo detiene, inoltre, tramite le società di gestione Opera Management S.A. e Opera Sgr S.p.A., il 50% delle azioni che ne consentono la gestione.

In migliaia di euro	Opera Partecipations S.c.a.	Opera Partecipations 2 S.c.a.	**Totale**
Saldo al 31/12/2006	17.124	3.008	**20.132**
Incrementi	-	-	-
Decrementi	(3.902)	(1.917)	**(5.819)**
Saldo al 31/03/2007	**13.222**	**1.091**	**14.313**

Il decremento, pari a 5.819 mila euro, si riferisce al rimborso parziale a seguito della cessione di alcuni investimenti detenuti dai fondi.
Le aspettative di rimborso delle quote detenute nei suddetti fondi, a seguito della cessione degli investimenti posseduti, confermano la congruità del valore netto di carico.

10. Altre attività finanziarie correnti e non correnti

In migliaia di euro	**31/03/2007**	**31/12/2006**
Attività finanziarie correnti		
Crediti finanziari correnti	5.619	6.384
	5.619	**6.384**
Attività finanziarie non correnti		
Depositi cauzionali	16.651	16.281
Fondi assicurativi	6.420	6.190
Altre	6	6
Totale Altre immobilizzazioni finanziarie	23.077	22.477
Crediti finanziari non correnti	797	929
	23.874	**23.406**

I crediti finanziari correnti includono per 1.908 mila euro la quota non elisa dal processo di consolidamento, di un finanziamento concesso dalla Bulgari International Corporation (BIC) N.V., alla LB Diamonds & Jewelry Sarl società posseduta al 50% e consolidata proporzionalmente. Tale finanziamento ammonta a 2.500 mila dollari americani, con scadenza giugno 2007 e tasso variabile pari a LIBOR +1.125%.
La voce include, inoltre, il finanziamento concesso alla Cadrans Design S.A., società posseduta al 50% e consolidata proporzionalmente, da Bulgari Global Operations S.A. per 900 mila franchi svizzeri, con scadenza aprile 2007 e tasso fisso del 2.55% e da Bulgari International Corporation (BIC) N.V. per 500 mila franchi svizzeri, con scadenza giugno 2007.

Tra i depositi cauzionali l'importo maggiore, pari a 11.779 mila euro (11.186 mila euro al 31 dicembre 2006), si riferisce ad un deposito per l'affitto di locali in Tokyo dalla controllata Bulgari Japan Ltd..

La voce "fondi assicurativi" include un credito iscritto dalla società Bulgari Japan Ltd., che assicura i propri dipendenti contro il rischio di morte ed infortunio. Tale credito sarà rimborsato nel caso di mancata manifestazione dell'evento assicurato, prima della cessazione del rapporto di lavoro.

I crediti finanziari non correnti includono per 283 mila euro la quota non elisa in fase di consolidamento (pari al 35%) dei finanziamenti subordinati a lungo termine rilasciati a favore della Bulgari Hotels and Resorts B.V. e per 514 mila euro i finanziamenti subordinati a lungo termine rilasciati a favore della Bulgari Hotels and Resorts Milano S.r.l., consolidate con il metodo proporzionale. Tali finanziamenti, la cui scadenza è prevista per aprile 2027, sono regolati al tasso trimestralmente pari all'EURIBOR +3%. La variazione rispetto a dicembre è imputabile al rimborso anticipato del finanziamento che era stato concesso a favore della Cadrans Design S.A., consolidata con il metodo proporzionale, pari a 250 mila franchi svizzeri.

11. Imposte differite

Si riporta di seguito il dettaglio delle "imposte differite" con indicazione delle voci che generano le principali differenze temporanee:

(in migliaia di euro)	**Saldi al 31/12/2006**	Incrementi	Decrementi	Altre variazioni	**Saldi al 31/03/2007**
Perdite pregresse	-	-	-	-	-
Eliminazione utili IC	15.490	428	(123)		15.795
Immobilizzazioni	3.024	11	(25)	-	3.010
Altri accantonamenti	3.815	432	(271)	41	4.017
Imposte differite attive	**22.329**	**871**	**(419)**	**41**	**22.822**
Ammortamenti accelerati	(5.166)	(161)	-	-	(5.327)
Utili non distribuiti	(7.300)	-	208	-	(7.092)
F.do obsol. magazzino fiscale	(6.042)	(885)	-	-	(6.927)
Disinquinamento fiscale	(535)	-	-	-	(535)
Fondi per benefici ai dipendenti	(890)	(37)	-	-	(927)
F.do svalutazione crediti fiscale	(1.584)	-	550	-	(1.034)
Altri accantonamenti	(432)	(35)	24	102	(341)
Imposte differite passive	**(21.949)**	**(1.118)**	**782**	**102**	**(22.183)**
Totale imposte differite	**380**	**(247)**	**363**	**143**	**639**

La colonna altre variazioni accoglie essenzialmente l'effetto cambio derivante dalla traduzione dei bilanci con valuta funzionale diversa dall'euro.

12. Rimanenze

Le giacenze di magazzino risultano così costituite:

In migliaia di euro	31/03/2007			31/12/2006
	Valore magazzino lordo	Svalutazione	Saldo netto	Saldo netto
Materie prime	89.891	-	89.891	55.988
Prodotti in corso di lavorazione e semilavorati	147.249	11.159	136.090	123.395
Prodotti finiti e Packaging	392.551	23.405	369.146	349.551
Totale Rimanenze	629.691	34.564	595.127	528.934

Il valore netto delle giacenze, pari 595.127 mila euro, ha subito un incremento netto di 66.193 mila euro, pari a circa il 12,5%, rispetto al 31 dicembre 2006.
Tale incremento, risulta essere meno che proporzionale rispetto all'incremento del fatturato (+16% a cambi comparabili), con conseguente miglioramento dei giorni di rotazione.

13. Altre attività correnti e non correnti

In migliaia di euro	31/03/2007	31/12/2006
Altre attività correnti:		
Altri crediti tributari	31.081	27.060
Ratei e risconti attivi	14.112	10.499
Anticipi a fornitori	2.782	1.532
Crediti verso enti previdenziali	4.145	552
Altre	7.004	6.281
Totale altre attività correnti	59.124	45.924
Altre attività non correnti:		
Altri crediti tributari non correnti	6.697	8.753
Altre	89	88
Totale altre attività non correnti	6.786	8.841

Altre attività correnti

Gli "altri crediti tributari correnti", esigibili entro 12 mesi, sono composti principalmente da crediti per IVA, IRPEG e imposte sulle vendite.

La voce "ratei e risconti attivi "risulta così composta:

In migliaia di euro	31/03/2007	31/12/2006
Totale ratei	62	45
Assicurazioni	1.805	906
Canoni su affitto locali	8.750	6.905
Altri risconti	3.495	2.643
Totale risconti	14.050	10.454
	14.112	10.499

In particolare, gli "altri risconti", pari a 3.495 mila euro (2.643 mila euro al 31 dicembre 2006), includono costi anticipati relativi a spese promozionali per 1.800 mila euro, a canoni di manutenzione per 826 mila euro e a consulenze per 231 mila euro.

La voce "anticipi a fornitori" pari a 2.782 mila euro (1.532 mila euro al 31 dicembre 2006), include principalmente pagamenti anticipati per spese promozionali, IVA da pagare alla dogana per merci in importazione e provvigioni ad agenti.

La voce "altre", pari a 7.004 mila euro (6.281 mila euro al 31 dicembre 2006), è sostanzialmente riferito ad un credito infruttifero di interessi, nettato da un fondo svalutazione crediti pari a 1.594 mila euro, concesso da Bulgari South Asian Operations Pte Ltd. per finanziare i negozi a marchio Bulgari di Pechino e Shanghai, inizialmente gestiti da terzi.
Inoltre, la voce include crediti relativi a contributi da terzi per rinnovo e apertura di nuovi negozi per 645 mila euro e crediti assicurativi per 1.426 mila euro.

Altre attività non correnti

Le "altre attività non correnti" si riferiscono principalmente per 6.697 mila euro (8.753 mila euro al 31 dicembre 2006) ad altri crediti tributari esigibili oltre 12 mesi per IVA richiesta a rimborso dalla Bulgari S.p.A. (4.126 mila euro) e dalla Bulgari Gioielli S.p.A. (2.244 mila euro), inclusivi degli interessi relativi maturati.

14. Disponibilità liquide e mezzi equivalenti

Il dettaglio delle disponibilità liquide e mezzi equivalenti, tutti liberamente utilizzabili, è di seguito riportato:

In migliaia di euro	**31/03/2007**	**31/12/2006**
Depositi bancari	22.309	37.502
Cassa e assegni	1.135	2.332
Conti correnti passivi	(609)	(42)
	22.835	39.792

Al 31 marzo 2007, i depositi a breve termine ed i conti correnti bancari con disponibilità liquide nelle varie valute sono retribuiti a tassi di mercato.

15. Patrimonio netto

Capitale sociale

Il capitale sociale, interamente sottoscritto e versato, è pari a 20.970 mila euro.

Al 31 marzo 2006, il capitale sociale risulta, pertanto, costituito da n. 299.574.060 azioni del valore nominale di 0,07 euro ciascuna, interamente sottoscritte e versate.

Riserva Legale

La riserva legale, pari a 5.762 mila euro, non subisce variazioni essendo stato già raggiunto il limite massimo pari al quinto del capitale sociale previsto dall'art. 2430 c.c..

Riserva sovrapprezzo azioni

La riserva da sovrapprezzo delle azioni, non subisce variazioni nel corso del primo trimestre.

Riserva di traduzione

La riserva di traduzione comprende tutte le differenze di cambio derivanti dalla correzione delle voci del Patrimonio Netto delle società controllate con valuta di conto diversa dall'euro per riportarle al valore ottenuto con il tasso di cambio storico, ossia quello in essere al momento della loro formazione, rispetto al cambio di chiusura.

Riserva di copertura dei flussi finanziari (Riserva Hedging)

La riserva di copertura dei flussi finanziari include la quota efficace della variazione netta cumulativa del fair value degli strumenti di copertura dei flussi finanziari relativi a operazioni coperte.

Altre Riserve

L'incremento della voce altre riserve è da attribuire alla plusvalenza realizzata a seguito della cessione delle azioni proprie.

Riserva Stock Option

La riserva Stock Option, accoglie la contropartita dell'onere rilevato a conto economico della valutazione al *fair value* delle opzioni assegnate a particolari categorie di dipendenti e all'Amministratore Delegato.

16. Utile per azione

Utile per azione base

Il calcolo dell'utile base per azione è effettuato considerando un utile attribuibile ai possessori di azioni ordinarie pari a 23.196 mila euro (18.181 al 31 marzo 2006) e un numero medio ponderato delle azioni in circolazione nel periodo pari a 299.574 mila calcolato come segue:

Migliaia di azioni	**31/03/2007**	**31/03/2006**
Azioni ordinarie al 1° gennaio	299.574	297.514
Azioni proprie alla fine del periodo	-	600
Emissione nuove azioni	-	-
Azioni ordinarie al 31 marzo al netto di azioni proprie	299.574	298.114
Media ponderata azioni ordinarie	**299.574**	**297.814**

Utile per azione diluito

Il calcolo dell'utile per azione diluito è effettuato considerando un utile attribuibile ai possessori di azioni ordinarie pari a 23.196 mila euro (18.181 al 31 marzo 2006) e un numero medio ponderato delle azioni in circolazione nel periodo pari a 304.376 mila.

Migliaia di azioni	**31/03/2007**	**31/03/2006**
Media ponderata azioni ordinarie	299.574	297.814

Effetto diluitivo dei diritti di opzione	4.802	5.145
Media ponderata azioni ordinarie (diluita)	**304.376**	**302.959**

17. Debiti finanziari correnti e non correnti

Si riportano di seguito le informazioni circa i termini contrattuali dei prestiti e dei finanziamenti del Gruppo.

In migliaia di euro	**31/03/2007**	**31/12/2006**
Debiti finanziari correnti		
Debiti finanziari verso banche	70.359	54.055
Altri debiti finanziari correnti	2.347	2.717
	72.706	56.772
Debiti finanziari non correnti		
Debiti finanziari verso banche	34.044	34.156
Altri debiti finanziari	3.080	3.031
	37.124	37.187

Il dettaglio dei "debiti finanziari correnti verso banche" per singola società è il seguente:

In migliaia di euro	**Saldo al 31/03/2007**	**Tasso di interesse**
Bulgari Corporation of America Inc.	18.772	5,87%
Bulgari S.p.A.	17.378	4,20%
Bulgari Japan Ltd	13.158	0,93%
Bulgari Korea Ltd.	4.469	5,75%
Crova S.p.A.	4.233	0,92%
Bulgari (Thailand) Ltd.	3.623	5,92%
Prestige D'Or S.A.	3.140	2,60%
Bulgari (Taiwan) Ltd.	2.531	2,51%
LB Diamonds & Jewelry Sarl	1.798	6,51%
Bulgari Malaysia Sdn.	1.042	5,00%
Cadrans Design S.A.	215	2,97%
	70.359	

Il finanziamento erogato a Bulgari Corporation of America Inc. matura interessi con tasso variabile parametrato al Libor ed è parzialmente coperto a tasso fisso.

I finanziamenti erogati a Prestige d'Or S.A., correnti e non, sono in parte relativi a un mutuo con garanzia sull'immobile per 2.550 mila franchi svizzeri.
Le linee di credito affidate al Gruppo ammontano, al 31 marzo 2007, a circa 490 milioni di euro, mentre quelle per operazioni a termine di copertura sono pari a circa 1.100 milioni di euro che, al 31 marzo 2007, risultano utilizzate per circa 450 milioni di euro. Precisiamo che l'ammontare nominale della linea

di credito concessa a Bulgari dagli istituti di credito a fronte di operazioni in derivati è pari a circa il 15% dell'ammontare nominale del derivato eseguito.

La voce "altri debiti finanziari correnti" è composta da "debiti finanziari esigibili entro 12 mesi" per 1.880 mila euro, principalmente riferiti a LB Diamonds Jewerly Sarl, per 1.877 mila euro, concessi da LL International Holding B.V. al tasso variabile pari a LIBOR + 1,125% e da debiti per contratti di copertura dal rischio oscillazione cambi sulle operazioni di tesoreria al netto del rateo interesse maturato per 467 mila euro.

Si riporta di seguito un dettaglio dei "debiti finanziari non correnti verso banche" con separata indicazione della scadenza, del tasso di interesse e dell'importo originario in valuta:

In migliaia di euro	Saldo al 31/03/2007	Scadenza	Tasso d'interesse	Valuta
Bulgari Japan Ltd.	32.736	2009-2011	1,46%	5.150.000.000 Yen
Prestige D'Or S.A.	1.308	2008-2012	2,69%	2.125.000 Chf
	34.044			

La voce "altri debiti finanziari non correnti" è composta principalmente da debiti finanziari esigibili oltre 5 anni di Bulgari Hotels and Resorts Milan S.r.l., per 1.796 mila euro, concessi da Luxury Hotels International B.V. e fruttiferi di interessi ad un tasso variabile pari al LIBOR maggiorato del 3,00%.

18. Strumenti finanziari derivati

Si riporta, di seguito, il valore nominale ed il fair value dei derivati in essere al 31 marzo 2007 raggruppati per tipologia e con la distinzione tra attività e passività finanziarie correnti.

In migliaia di euro	Valore Nominale		Fair Value		
	31/03/2007	**31/12/2006**	**31/03/2007**	**31/12/2006**	**Delta**
Cash Flow Hedge Derivatives					
- Foreign Exchange	212.645	201.257	1.739	2.939	(1.200)
- Interest Rate	7.509	7.593	177	175	2
Cash Flow Hedge Derivatives					
- Commodities	38.212	35.243	932	(641)	1.573
Trading Derivatives					
- Foreign Exchange	1.799	3.153	-	3	(3)
ATTIVITA' FINANZIARIE CORRENTI	**260.165**	**247.246**	**2.848**	**2.476**	**372**
Fair Value Hedge Derivatives					
- Foreign Exchange	194.053	186.333	(558)	271	(829)
PASSIVITA' FINANZIARIE CORRENTI	**194.053**	**186.333**	**(558)**	**271**	**(829)**

Copertura sui tassi d'interesse

Il Gruppo per limitare l'esposizione alla variazione dei tassi di interesse sul debito si assicura che una percentuale del debito stesso sia a tasso fisso. Tale percentuale è correlata al fabbisogno finanziario, alla sua durata media ed al mercato di riferimento (paese-divisa). Al 31 marzo 2007 il gruppo ha in essere un Interest Rate Swap, espresso in Dollari Americani, in riferimento al quale paga un tasso fisso del 3,4%, e incassa tasso LIBOR a sei mesi variabile (maggiorato del margine pagato sul finanziamento sottostante) a parziale copertura del finanziamento erogato a Bulgari Corporation of America Inc. precedentemente commentato.

Copertura sui tassi di cambio

Il Gruppo è esposto al rischio della fluttuazione dei rapporti di cambio con la valuta funzionale principalmente verso Yen Giapponese.

Al fine di ridurre tale rischio, l'esposizione netta in divisa generata da crediti e debiti commerciali e dai flussi netti stimati in divisa estera in relazione alle previsioni di vendita e acquisto dei successivi 12 mesi, così come calcolato dal budget annuale e dalle revisioni trimestrali, è mantenuta ad un livello accettabile attraverso la sottoscrizione di contratti derivati (principalmente "forward" e residualmente opzioni) che hanno durata inferiore ai 12 mesi.

Determinazione del fair value

I contratti derivati sono valutati al mercato (Mark to Market), utilizzando listini quotati o scontando i flussi di cassa futuri e quindi confrontandoli con i valori attuali di mercato. Le quotazioni di mercato si riferiscono a fixing ufficiali (da banche centrali e associazioni di banche) oppure a quotazioni di intermediari finanziari così come pubblicati su provider di informazione finanziaria. Anche i modelli di calcolo del "Fair Value" fanno riferimento a tali quotazioni.

19. Benefici ai dipendenti

Costi del personale

I costi per benefici a dipendenti sono di seguito riepilogati:

In migliaia di euro	**Nota**	**31/03/2007**	**31/03/2006**
Salari e stipendi		33.783	32.492
Oneri sociali		7.841	7.210
Provvigioni a venditori		1.379	1.163
Accantonamento TFR		443	460
Accantonamento altri fondi del personale		193	158
Selezione e formazione		877	673
Altri costi		2.645	2.319
		47.161	44.475
Provvigioni a venditori		(1.379)	(1.163)
Ribaltamento nel costo del venduto		(5.174)	(5.474)
	3	40.608	37.838

TFR e altri fondi relativi al personale

In migliaia di euro	**31/03/2007**	**31/12/2006**
TFR al netto dei relativi anticipi	11.682	11.443
Altri fondi relativi al personale	3.852	3.703
	15.534	15.146

La voce "Altri fondi relativi al personale" include fondi stanziati da Bulgari Japan Ltd. e Bulgari Korea Ltd. Tali fondi sono calcolati sulla base dell'anzianità di servizio e della retribuzione al momento in cui il dipendente terminerà il rapporto di lavoro.

Piani a benefici definiti

L'obbligazione relativa al trattamento di fine rapporto al netto dei relativi anticipi, pari a 11.682 mila euro, è assimilabile ad un'obbligazione a benefici definiti, ed è stata determinata sulla base delle norme e dei contratti vigenti e sulla base di una valutazione effettuata da un attuario indipendente secondo il "metodo della proiezione unitaria del credito".

Si riportano di seguito le variazioni intervenute nel corso dell'anno rilevate nello stato patrimoniale:

In migliaia di euro	**Nota**	**31/03/2007**	**31/03/2006**
TFR al 1 gennaio		11.443	10.692
Costo rilevato a conto economico (vedi sotto)		567	573
Versamenti		(328)	(539)
TFR al 30 dicembre		11.682	10.726

Si riportano di seguito le variazioni intervenute nel corso dell'anno rilevate nel conto economico:

In migliaia di euro	**Nota**	**31/03/2007**	**31/03/2006**
Costo per prestazioni di lavoro		443	460
Oneri finanziari su attualizzazione TFR	4	124	113
		567	573

Le principali assunzioni utilizzate nella stima attuariale sono le seguenti:

Tasso annuo di attualizzazione	4,50%
Tasso annuo d'inflazione	2,00%
Tasso annuo d'incremento del costo del lavoro	3,00%

Pagamenti basati su azioni

Il Gruppo ha in essere piani di stock option a favore dell'Amministratore Delegato e di alcune categorie di dirigenti.

Le opzioni sono assegnate al prezzo medio ufficiale degli ultimi trenta giorni antecedenti alla data di assegnazione delle stesse. Il periodo di maturazione delle opzioni è variabile tra i 2 ed i 4 anni. Le opzioni potranno essere esercitate entro un periodo di 5 anni dalla data di maturazione.

In considerazione del fatto che tutti i piani in essere prevedono caratteristiche similari, le informazioni riportate di seguito sono presentate in forma aggregata.

La voce "altri costi" include il costo relativo ai piani di stock option esistenti al 31 marzo 2007, pari ad 597 mila euro. Tale costo è calcolato ad un fair value compreso tra 1,31 euro ed 1,96 euro per azione, secondo le modalità illustrate nella sezione "Principali principi contabili e criteri di valutazione".
I parametri utilizzati per la determinazione di questo costo, ossia per la determinazione del fair value delle opzioni alla data d'assegnazione, sono i seguenti:

- Dividend yield: .... da 2,5 a 3,02%
- Stock price volatilità: ....da 30 a 44%
- Tasso di interesse "Risk free": .... da 2,6 a 3,95%
- Durata media attesa dell'opzione: .... 3,16 anni

Nel corso del primo trimestre 2007 non si segnalano variazioni relative all'evoluzione dei piani di stock option rispetto al 31 dicembre 2006

La suddivisione per fascia di prezzo d'esercizio e vita residuale contrattuale, suddivisa tra Amministratore Delegato e altri dipendenti, è la seguente:

	Vita residua contrattuale						
Fascia di prezzo	< 2 anni			> 2 anni			
	A.D.	Altri	Totale	A.D.	Altri	Totale	**Totale**
<=2,0	-	-	-	-	-	-	
> 2,0<5,0	900.000	142.500	1.042.500	300.000	479.000	779.000	1.821.500
> 5,0	600.000	611.450	1.211.450	1.800.000	2.444.000	4.244.000	5.455.450
Totale	1.500.000	753.950	**2.253.950**	2.100.000	2.923.000	**5.023.000**	**7.276.950**

	Di cui esercitabili al 31/03/07		
Fascia di prezzo			
	A.D.	Altri	**Totale**
<=2,0	-	-	-
> 2,0 < 5,0	1.200.000	389.000	1.589.000
> 5,0	1.500.000	1.107.200	2.607.200
Totale	2.700.000	1.496.200	**4.196.200**

20. Fondi rischi ed oneri

Tale voce al 31 marzo 2007 risulta così movimentata:

In migliaia di euro	Fondi fiscali	Altri fondi	Totale
Saldo al 31 dicembre 2006	3.453	3.378	6.831
Accantonamento	47	51	98
Utilizzo	(32)	(437)	(469)
Altre variazioni	(18)	(4)	(22)
Saldo al 31 marzo 2007	3.450	2.988	6.438

I "fondi fiscali" comprendono principalmente:
- 1.446 mila euro relativi sostanzialmente allo stanziamento per imposta doganale e per "sales tax" (imposta sulle vendite) americane della Bulgari Corporation of America Inc.;
- 1.100 mila euro a fronte di avvisi di accertamento relativi ad imposte dirette per gli esercizi 2002, 2003 e 2004 e per i quali è stata presentata memoria difensiva alle autorità locali competenti;
- 514 mila euro della Capogruppo, stanziato a fronte di avvisi di accertamento in rettifica delle dichiarazioni dei redditi degli esercizi 1988 e 1989 relativamente ai quali sono pendenti separati appelli; in particolare in relazione agli anni 1988 e 1989 le controversie sono pendenti avanti la Corte Suprema di Cassazione.

La voce "altri fondi" include principalmente stanziamenti a fronte di contenziosi legali. Il decremento è imputabile all'utilizzo di una riserva stanziata a fronte del rischio di pagamento di penalità per la cancellazione d'ordini a fornitori.
Gli accantonamenti confluiscono nella voce altre spese generali, commerciali ed amministrative nel conto economico.

21. Altre passività correnti e non correnti

In migliaia di euro	31/03/2007	31/12/2006
Passività correnti:		
Debiti verso il personale	19.732	18.088
Debiti verso Pubblica Amministrazione	6.496	7.942
Debiti verso istituti di previdenza e sicurezza	3.431	4.559
Debiti verso azionisti	1.002	239
Altri debiti	7.180	5.305
Totale altri debiti	37.841	36.133
Risconti passivi	33	26
Ratei passivi per interessi su finanziamenti	434	204
Altri ratei passivi	5.819	5.139
Totale ratei e risconti passivi	6.286	5.369
Totale altre passività correnti	44.127	41.502
Passività non correnti:		
Altri debiti non correnti	411	554
Depositi	85	86
Totale altre passività non correnti	496	640

Altre passività correnti

La voce "altri debiti", pari a 7.180 mila euro, include il debito della Bulgari S.p.A., pari a 1.866 mila euro, relativo ad emolumenti da corrispondere ai membri del Consiglio d'Amministrazione. L'incremento della voce è imputabile al debito contratto dalla Bulgari España S.A. (Unipersonal) con la società Hevige Distribución S.L. per l'acquisizione della società Bulgari Parfums Iberia S.L., avvenuta in data 25 gennaio 2007.

Altre passività non correnti

Gli "altri debiti non correnti" si riferiscono alla quota a lungo termine del debito contratto dalla Daniel Roth et Gérald Genta Haute Horlogerie S.A., per l'acquisizione di parte dell'attività distributiva precedentemente svolta da società esterne al Gruppo, con rimborso a rate costanti annuali, la cui scadenza è prevista per il 2010 e con tasso d'interesse implicito pari al 3,5%.

22. Informativa di settore

Il Gruppo Bulgari svolge la propria attività principalmente attraverso due divisioni distinte, la divisione J.W.A. (Jewels-Watches-Accessories o Gioielli-Orologi-Accessori) e la divisione Profumi. La suddivisione è dovuta a ragioni di prodotto, mercato e strategie distributive differenti.
Le attività di indirizzo strategico, amministrazione e controllo del Gruppo sono svolte da una struttura centrale (Corporate), in gran parte concentrate nella Capogruppo Bulgari S.p.A.

I risultati delle Divisioni includono anche gli addebiti di royalties per l'utilizzo del marchio BVLGARI da parte della capogruppo proprietaria dello stesso. Tali costi sono poi elisi nella riga "Altre attività ed eliminaz.", così come tutte le eventuali altre transazioni tra le Divisioni all'interno del Gruppo.

La riga "Altre attività ed eliminazioni" include inoltre tutti i ricavi e costi non allocati gestiti dalla struttura centrale del Gruppo (Corporate), le attività relative agli Hotel, complessivamente poco significative e tutta l'attività pubblicitaria realizzata tramite i *media*, inclusa la loro produzione, della quale beneficia complessivamente il marchio BVLGARI in generale e pertanto, di riflesso, tutte le attività del Gruppo.

GRUPPO BULGARI - SEGMENT REPORTING I TRIMESTRE 2007 vs 2006

Ricavi netti per settore

(Milioni di Euro)		I TRIM 2007		I TRIM 2006		Variazione %
Gioielli	*94,0*		*79,6*		*+18,2%*	
Orologi	*58,5*		*58,3*		*+0,3%*	
Accessori	*21,1*		*25,4*		*-17,1%*	
Altro	*1,7*		*1,6*		*+10,1%*	
Divisione JWA		175,3		164,9		+6,3%
Divisione Profumo		43,0		33,8		+27,2%
Altre attività ed eliminaz.		6,8		5,2		+31,1%
Tot. ricavi netti		**225,1**		**203,9**		**+10,4%**

Risultato operativo per settore

(Milioni di Euro)	I TRIM 2007	I TRIM 2006	Variazione %
Divisione JWA	25,4	29,1	-12,7%
Divisione Profumo	5,9	0,6	+842,0%
Altre attività ed eliminaz.	(5,0)	(7,9)	-36,8%
Tot. risultato operativo	**26,3**	**21,8**	**+20,4%**

Il risultato operativo della Divisione JWA (gioielli-orologi-accessori) ha subito una flessione (-12,7%) rispetto al primo trimestre del 2006, principalmente a seguito degli investimenti realizzati in termini di struttura a sostegno del business. Gli ammortamenti nel periodo sono stati pari a 7,0 milioni di euro (5,8 milioni di euro nel primo trimestre 2006).
La Divisione Profumo ha realizzato una forte crescita del proprio risultato operativo (+842,0%, rispetto al primo trimestre 2006), a conferma del successo degli investimenti realizzati nel corso dell'esercizio

e della scelta di integrazione di alcuni mercati particolarmente strategici. Gli ammortamenti della Divisione Profumo sono stati pari a 0,8 milioni di euro (0,8 milioni di euro nel primo trimestre 2006).

Le informazioni relative alle vendite per area geografica sono state già illustrate nella relazione sulla gestione degli Amministratori, cui si rinvia.

STATO PATRIMONIALE RICLASSIFICATO								
	DIVISIONE JWA		DIVISIONE PROFUMO		Non allocati & eliminaz.		TOTALE GRUPPO	
(Milioni di euro)	31 Mar 07	31 Dic 06	31 Mar 07	31 Dic 06	31 Mar 07	31 Dic 06	31 Mar 07	31 Dic 06
Crediti commerciali netti	116,9	144,0	48,1	62,9	(18,2)	(19,9)	146,7	187,0
Altri crediti	48,4	47,5	5,9	4,5	4,8	(6,1)	59,2	45,9
Magazzino	520,6	456,4	65,8	63,9	8,8	8,6	595,1	528,9
Debiti commerciali	(136,1)	(150,2)	(34,2)	(50,6)	24,6	41,1	(145,7)	(159,7)
Altri debiti	(46,0)	(46,1)	(8,9)	(9,4)	3,7	4,3	(51,2)	(51,2)
Totale Capitale Circolante netto	503,8	451,6	76,6	71,3	23,7	28,0	604,1	550,9
Immobili, impianti e macchinari e attività immateriali	135,4	135,0	10,3	9,5	64,2	65,2	209,9	209,7
Partecipazioni e altre attività finanziarie					37,4	42,6	37,4	42,6
Altre attività (passività) a LT	0,7	(0,4)	(0,3)	(0,2)	(15,5)	(12,7)	(15,0)	(13,3)
CAPITALE INVESTITO NETTO	639,9	586,2	86,7	80,6	109,8	123,1	836,4	789,9
Patrimonio netto							755,8	743,0
Indebitamento a breve termine							44,3	10,6
Indebitamento a lungo termine							36,3	36,3
Totale indebitamento							80,6	46,9
COPERTURA							836,4	789,9

23. Rapporti con parti correlate significative

Le informazioni sui rapporti con parti correlate richieste dalla comunicazione Consob del 28 luglio 2006, nonché l'incidenza delle stesse sul totale consolidato sono di seguito riportate.

Operazioni di natura commerciale e finanziaria

Le operazioni di natura commerciale e finanziaria tra la Bulgari S.p.A. e le altre società del Gruppo, sono state eliminate nel bilancio consolidato e non sono evidenziate in queste note.

migliaia di euro		**Debiti**		
	Bulgari S.p.A.	Controllate	Joint venture	**Totale**
Crediti				
Bulgari S.p.A.	-	104.900	2.560	**107.459**
Controllate	59.108	821.332	7.099	**887.539**
Joint venture	27	3.907	-	**3.933**
Totale	**59.135**	**930.139**	**9.659**	**998.931**

migliaia di euro	Costi			
	Bulgari S.p.A.	Controllate	Joint venture	**Totale**
Ricavi				
Bulgari S.p.A.	-	18.808	331	**19.139**
Controllate	6.829	206.205	62	**213.096**
Joint venture	209	6.352	-	**6.561**
Totale	7.038	231.365	393	**238.796**

24. Posizione finanziaria netta

Ai sensi della Comunicazione Consob n. 6064293 del 28 luglio 2006, ed in conformità con la Raccomandazione del CESR del 10 febbraio 2005 "*Raccomandazioni per l'attuazione uniforme del regolamento della Commissione Europea sui prospetti informativi*", si riporta di seguito la posizione finanziaria netta del Gruppo al 31 marzo 2007.

migliaia di euro	**31/03/2007**	**31/12/2006**
Cassa	1.135	2.332
Altre disponibilità liquide	21.700	37.460
Liquidità	**22.835**	**39.792**
Crediti finanziari correnti	**5.619**	**6.384**
Debiti bancari correnti	(68.965)	(52.656)
Parte corrente dell'indebitamento non corrente	(1.394)	(1.399)
Altri debiti finanziari correnti	(2.347)	(2.717)
Indebitamento finanziario corrente	**(72.706)**	**(56.772)**
Indebitamento finanziario corrente netto	**(44.252)**	**(10.596)**
Crediti finanziari non correnti	**797**	**929**
Debiti bancari non correnti	(34.044)	(34.156)
Altri debiti non correnti	(3.080)	(3.031)
Indebitamento finanziario non corrente	**(37.124)**	**(37.187)**
Indebitamento finanziario non corrente netto	**(36.327)**	**(36.258)**
INDEBITAMENTO FINANZIARIO NETTO	**(80.579)**	**(46.854)**

25. Elenco delle società incluse nell'area di consolidamento

Elenco delle società incluse nel consolidamento con il metodo integrale

Società	% partecipazione 31/03/2007	% partecipazione 31/12/2006	Divisa	Capitale sociale	Sede	Attività esercitata
Bulgari Gioielli S.p.A.	100,00	100,00	Euro	2.580.000	Roma	Produzione gioielleria
Bulgari Italia S.p.A.	100,00	100,00	Euro	12.000.000	Roma	Vendita al dettaglio
Bulgari International Corporation (BIC) N.V.	100,00	100,00	Euro	18.301.200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100,00	100,00	Us$	24.350.000	New York	Vendita ai retailers e distribuzione profumo
Bulgari S.A.	100,00	100,00	Swfr	600.000	Ginevra	Vendita al dettaglio
Bulgari Time (Switzerland) S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Produzione orologeria e accessori
Bulgari Jewels S.A.	100,00	100,00	Swfr	5.000.000	Neuchatel	Produzione gioielleria
Bulgari France S.A.S.	100,00	100,00	Euro	225.000	Parigi	Vendita al dettaglio
Bulgari Montecarlo S.A.M.	100,00	100,00	Euro	800.000	Montecarlo	Vendita al dettaglio
Bulgari (Deutschland) GmbH	100,00	100,00	Euro	2.556.459	Monaco	Vendita al dettaglio
Bulgari Japan Ltd.	80,00	80,00	Yen	400.000.000	Tokyo	Vendita al dettaglio
Bulgari Espana S.A. Unipersonal	100,00	100,00	Euro	5.418.344	Madrid	Vendita al dettaglio
Bulgari Parfums S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Produzione profumo
Bulgari Parfums Italia S.p.A.	100,00	100,00	Euro	1.020.000	Roma	Distribuzione profumo
Bulgari Portugal Acessorios de Luxo Lda.	100,00	100,00	Euro	92.873	Madeira	Sub-holding
Bulgari South Asian Operations Pte Ltd.	100,00	100,00	Sg$	6.000.000	Singapore	Vendita al dettaglio
Bulgari (UK) Ltd.	100,00	100,00	Lgs	28.100.000	Londra	Vendita al dettaglio
Bulgari Belgium S.A.	100,00	100,00	Euro	1.000.000	Bruxelles	Vendita al dettaglio
Bulgari Australia Pty. Ltd.	100,00	100,00	Aud	8.200.000	Sydney	Vendita al dettaglio
Bulgari (Malaysia) Sdn Bhd	100,00	100,00	Rm	3.334.000	Kuala Lumpur	Vendita al dettaglio
Bulgari Global Operations S.A.	100,00	100,00	SwFr	1.000.000	Neuchatel	Supporto Logistico
Bulgari Operational Services ApS	100,00	100,00	DKK	500.000	Copenhagen	Servizi
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100,00	100,00	SwFr	7.100.000	Ginevra	Produzione orologeria
Bulgari Asia Pacific Ltd.	100,00	100,00	HK$	1.000.000	Hong Kong	Vendita al dettaglio
Bulgari (Taiwan) Ltd.	100,00	100,00	Twd	260.000.000	Taipei	Vendita al dettaglio
Bulgari Korea Ltd.	100,00	51,00	Kwon	4.500.000.000	Seoul	Vendita al dettaglio
Bulgari Collection Internationale S.A.	100,00	100,00	Swfr	3.000.000	Neuchatel	Produzione alta gioielleria
Bulgari (Luxembourg) S.A.	100,00	100,00	Euro	100.000	Lussemburgo	Holding relativa al progetto *Bvlgari Hotels and Resorts*
Bulgari Saint Barth S.a.S.	100,00	100,00	Euro	700.000	Saint Barthelemy	Vendita al dettaglio
Bulgari Retail USA S.r.l.	100,00	100,00	Euro	50.000	Roma	Vendita al dettaglio e all'ingrosso
Crova S.p.A.	100,00	100,00	Euro	2.700.000	Valenza (Alessandria)	Produzione gioielleria
Bulgari Parfums Deutschland Gmbh	100,00	100,00	Euro	25.000	Wiesbaden	Distribuzione profumo
Prestige d'Or S.A.	51,00	51,00	Swfr	100.000	Saignelégier	Produzione componenti orologeria
Bulgari Accessori S.r.l.	100,00	100,00	Euro	50.000	Bagno a Ripoli (Fi)	Produzione accessori in pelle
Bulgari Reinsurance Company Ltd.	100,00	100,00	Euro	635.000	Dublino	Società assicuratrice
Bulgari Austria GmbH	100,00	100,00	Euro	17.500	Vienna	Vendita al dettaglio
Bulgari Holdings (Thailand) Ltd. (1)	100,00	100,00	Bat	100.000	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	99,50	99,50	Bat	4.000.000	Bangkok	Vendita al dettaglio
Bulgari Commercial (Shangai) Co. Ltd.	100,00	100,00	Us$	5.000.000	Shanghai	Vendita al dettaglio
Bulgari Holding Europe B.V.	100,00	100,00	Euro	18.000	Amsterdam	Sub-holding
Bulgari Hotels and Resorts Japan Ltd.	100,00	100,00	Yen	37.500.000	Tokyo	Società relativa al progetto Bvlgari Hotels and Resorts
Bulgari Parfums Iberia S.L.	100,00	-	Euro	2.817.214	Barcellona	Distribuzione profumo
Bulgari Panama Inc.	100,00	-	Us$	10.000	Panama City	Vendita al dettaglio

Elenco delle società incluse nel consolidamento con il metodo proporzionale

Società	% partecipazione 31/03/2007	% partecipazione 31/12/2006	Divisa	Capitale sociale	Sede	Attività esercitata
LB Diamonds & Jewelry Sarl.	50,00	50,00	Swfr	1.250.000	Neuchatel	Produzione gioielleria
Opera Management S.A.	50,00	50,00	Euro	120.000	Lussemburgo	Gestione di partecipazioni azionarie
Opera Sgr S.p.A.	50,00	50,00	Euro	1.100.000	Milano	Gestione di partecipazioni azionarie
Bulgari Hotels & Resorts B.V. (2)	65,00	65,00	Euro	18.000	Amsterdam	Società in joint-venture con il Gruppo Marriot
Bulgari Hotels and Resorts Milano S.r.l. (3)	65,00	65,00	Euro	100.000	Roma	Società relativa al progetto Bvlgari Hotels and Resorts
Cadrans Design S.A.	50,00	50,00	Swfr	100.000	La Chaux de Fonds	Produzione orologeria

(1) Società consolidata integralmente in virtù del possesso del 100% delle azioni di classe A pari a 49,000 Bat.

(2) Società posseduta tramite Bulgari S.p.A.

(3) Società posseduta indirettamente tramite Bulgari Hotels & Resorts B.V. al 61,75% (95% * 65%, partecipazione di Bulgari Hotels & Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.) e direttamente tramite Bulgari SpA al 3,25%

Prospetto della variazione del campo di consolidamento
verificatasi nel periodo chiuso al 31 marzo 2007 rispetto
all'esercizio chiuso al 31 dicembre 2006

Società entrate nel campo di consolidamento	Sede	Attività esercitata
Bulgari Parfums Iberia S.L.	Barcellona	Distribuzione profumo
Bulgari Panama Inc.	Panama City	Vendita al dettaglio

26. Informativa Società consolidate proporzionalmente

Si riportano di seguito i valori complessivi delle attività e delle passività correnti, delle attività e delle passività a lungo termine, dei costi e dei ricavi relativi alle società consolidate proporzionalmente.

*(in milioni di euro)**	Opera Management S.A.	Opera SGR S.p.A.	LB Diamonds & Jewelry Sarl.	Cadrans Design S.A.	Bulgari Hotels & Resorts B.V.	Bulgari Hotels & Resorts Milano S.r.l.
% di possesso	50%	50%	50%	50%	65%	65%
valuta locale	euro	euro	chf	chf	euro	euro
Attività correnti	2,2	2,0	35,4	3,3	0,1	5,0
Attività non correnti	0,3	0,2	-	3,4	7,1	2,8
Passività correnti	2,1	0,6	20,7	2,3	0,2	4,2
Passività non correnti	-	0,3	-	3,9	2,3	3,1
Ricavi	2,3	0,6	10,7	1,7	-	4,7
Costi	2,2	0,5	10,6	1,4	-	4,6

* I suddetti importi sono espressi al 100%

THE BVLGARI GROUP

First Quarter 2007 Results

Rome, 15th May 2007

When printing the presentation please choose the "Pure B/W" opti

FINANCIAL RESULTS
Q1 2007

EUR M.	**Q1 2007**	Q1 2006	**DELTA Q1 07/06**
REVENUES	**225.1**	203.9	**+10.4%**
REVENUES – AT COMP. FX			***+16.4%***
CONTRIBUTION MARGIN	**146.3**	132.4	**10.4%**
% on Sales	***65.0%***	*65.0%*	
EBIT	**26.3**	21.8	**20.4%**
% on Sales	***11.7%***	*10.7%*	
NET PROFIT	**23.9**	18.2	**31.5%**
% on Sales	***10.6%***	*8.9%*	

REVENUES
Q1 2007
DETAIL BY PRODUCT LINE

PRODUCT CATEGORY	FIRST QUARTER 2007		Q1 2007/Q1 2006	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	94.0	41.8%	18.2%	24.2%
WATCHES	58.5	26.0%	0.3%	8.6%
ACCESSORIES	21.1	9.4%	-17.1%	-11.3%
OTHER (incl. FR royalties)	1.7	0.7%	10.1%	-
JWA DIVISION	175.3	77.9%	6.3%	12.6%
PARFUM DIVISION	43.0	19.1%	27.2%	32.0%
OTHER	6.8	3.0%	31.1%	-
TOTAL	**225.1**	**100%**	**10.4%**	**16.4%**

REVENUES
Q1 2007
DETAIL BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	FIRST QUARTER 2007		Q1 2007/Q12006	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	84.4	37.5%	15.9%	-
Of which Italy	*30.0*	*13.3%*	*21.7%*	-
AMERICAS	33.7	15.0%	-3.7%	3.4%
ASIA	93.5	41.5%	12.0%	22.3%
Of which Japan	*48.6*	*21.6%*	*-16.1%*	*-7.2%*
Of which rest of Asia	*44.9*	*19.9%*	*75.6%*	*86.3%*
MIDDLE EAST/ OTHER	13.5	6.0%	7.8%	-
TOTAL	**225.1**	**100%**	**10.4%**	**16.4%**

GROUP P/L - EXTRACT

EUR M.	Q1 2007	Q1 2006	Q1 2007/2006 DELTA
REVENUES	**225.1**	203.9	**10.4%**
CONTRIBUTION MARGIN	**146.3**	132.4	**10.4%**
% on Sales	***65%***	*65.0%*	
VARIABLE SELLING EXPENSES	(9.6)	(8.4)	14.5%
PERSONNEL COSTS	(40.6)	(37.8)	7.3%
OTHER GENERAL EXPENSES	(35.2)	(32.7)	7.8%
AMORTIZATION AND DEPRECIATION	(9.6)	(8.1)	19.0%
ADVERTISING AND PROMOTION	(24.9)	(23.6)	5.5%
TOTAL OPERATING EXPENSES	**(120.0)**	(110.6)	**8.5%**
% on Sales	***53.3%***	*54.2%*	
EBIT	**26.3**	21.8	**20.4%**
% on Sales	***11.7%***	*10.7%*	
TOTAL FINANCIAL GAIN (LOSSES)	(0.2)	(0.8)	-71.3%
CURRENT AND DEFERRED TAXES	(2.2)	(2.8)	-20.7%
MINORITY INTEREST PROFIT	(0.0)	(0.1)	-133.0%
NET PROFIT	**23.9**	18.2	**31.5%**
% on Sales	***10.6%***	*8.9%*	

CONTRIBUTION MARGIN QUARTERLY EVOLUTION


65,2%
65,0%
65,0%
62,5% *
Q1 2004
Q1 2005
Q1 2006
Q1 2007

* 2004 Italian GAAP

ADVERTISING AND PROMOTION

(EUR M. AND AS A % ON REVENUES)


19
24
33
50
61
82
102
76
81
96
116
113
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
11.2%
24
24
25
5.5%
Q1 2005
Q1 2006
Q1 2007
13.2%
11.6%
11.1%
On tot.revenues

BALANCE SHEET HIGHLIGHTS

EUR M.

GEARING		
6%	9%	11%


645
700
756
-42
-63
-81
Q1 2005
Q1 2006
Q1 2007
NET EQUITY
NET CASH

NET WORKING CAPITAL

EUR M.	Q1 05	Q1 06	Q1 07
RECEIVABLES	118	125	**147**
INVENTORY	497	530	**595**
PAYABLES	-121	-135	**-146**
OTHER RECEIVABLES AND PAYABLES	10	17	**8**
TOT NWC	504	537	**604**

CASH FLOW

EUR M.	MARCH 2005	MARCH 2006	**MARCH 2007**
NET RESULT	15.3	18.2	**23.9**
DEPRECIATION & AMORTIZATION	8.5	8.1	**9.7**
CASH FLOW from P&L	23.9	26.3	**33.6**
CHANGE in WORKING CAPITAL	(38.8)	(23.6)	**(51.5)**
CASH FLOW from OPERAT. ACTIVITY	(15.0)	2.7	**(17.9)**
NEW INVESTMENTS (Incr) / Decr	(1.4)	(13.3)	**(6.4)**
OTHER L/T ASSETS & L. (Incr.)/Decr	1.5	2.3	**1.6**
TOTAL CASH FLOW	(14.9)	(8.3)	**(22.6)**
Dividends	0.0	0.0	**0.0**
Other Changes in Equity	(13.8)	(5.0)	**(11.1)**
EQUITY Incr./(Decr.)	(13.8)	(5.0)	**(11.1)**
Net Debt at beginning of period	13.0	49.9	**46.9**
Net Debt at end of period	41.6	63.2	**80.6**
NET INDEBTEDNESS Incr./(Decr.)	28.6	13.2	**33.7**

CAPITAL EXPENDITURE

EUR M.	Q1 05	Q1 06	**Q1 07**
TANGIBLE	5.4	6.8	**8.5**
INTANGIBLE Excluding Goodwill Including Key Money	1.6	2.8	**3.6**
TOTAL	7.0	9.6	**12.1**

NETWORK EVOLUTION

	Q1 2005	Q1 2006	**Q1 2007**	**TARGET 31.12.2007**
DOS BOUTIQUES	108	119	**133**	
FRANCHISEES	38	42	**41**	
TRAVEL RETAIL AND WHOLESALE STORES	48	48	**53**	
TOTAL STORES	194	209	**227**	**About 250**

All 2004, 2005, 2006 and 2007 figures
are IAS-IFRS compliant

Previous years' figures were not restated
and are Italian GAAP

QUESTIONS & ANSWERS

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ANNEX

RESTATEMENT OF THE REVENUE SLIDES FOR Q1 2006 AND Q1 2005 DUE TO CHANGE OF SLIDE FORMAT

REVENUES-RESTATEMENT Q1 2006

DETAIL BY PRODUCT LINE

PRODUCT CATEGORY	FIRST QUARTER 2006		Q1 2006/Q1 2005	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	79.6	39.0%	10.1%	8.3%
WATCHES	58.3	28.6	16.0%	13.2%
ACCESSORIES	25.4	12.5%	44.6%	44.0%
OTHER (incl. FR royalties)	1.6	0.8%	9.6%	-
JWA DIVISION	164.9	80.9%	16.5%	14.7%
PARFUM DIVISION	33.8	16.6%	-0.7%	-1.4%
OTHER	5.2	2.5%	37.5%	-
TOTAL	**203.9**	**100%**	**13.6%**	**11.9%**

REVENUES-RESTATEMENT
Q1 2005
DETAIL BY PRODUCT LINE

	FIRST QUARTER 2005		Q1 2005/Q1 2004	
			REPORTED	AT COMP.FX
PRODUCT CATEGORY	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	72.3	40.3%	9.2%	10.3%
WATCHES	50.3	28.0%	1.7%	3.0%
ACCESSORIES	17.6	9.8%	28.4%	28.8%
OTHER (incl. FR royalties)	1.4	0.8%	39.0%	-
JWA DIVISION	141.6	78.9%	8.6%	9.6%
PARFUM DIVISION	34.1	19.0%	20.4%	19.9%
OTHER	3.7	2.1%	121.1%	-
TOTAL	**179.4**	**100%**	**11.9%**	**12.8%**

REVENUES-RESTATEMENT
Q1 2006
DETAIL BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	FIRST QUARTER 2006		Q1 2006/Q12005	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	72.8	35.7%	22.3%	-
Of which Italy	*24.7*	*12.1%*	*13.9%*	-
AMERICAS	35.0	17.2%	15.3%	8.4%
ASIA	83.6	41.0%	5.4%	4.1%
Of which Japan	*58.0*	*28.4%*	*22.8%*	*25.3%*
Of which rest of Asia	*25.6*	*12.6%*	*-20.3%*	*-24.7%*
MIDDLE EAST/ OTHER	12.5	6.1%	22.5%	-
TOTAL	**203.9**	**100%**	**13.6%**	**11.9%**

REVENUES-RESTATEMENT Q1 2005

DETAIL BY GEOGRAPHICAL AREA

	FIRST QUARTER 2005		Q1 2005/Q12004	
			REPORTED	AT COMP.FX
GEOGRAPHICAL AREA	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	59.6	33.2%	6.2%	-
Of which Italy	21.7	12.1%	21.4%	-
AMERICAS	30.3	16.9%	29.4%	33.7%
ASIA	79.3	44.2%	13.8%	15.0%
Of which Japan	47.2	26.3%	18.3%	19.9%
Of which rest of Asia	32.1	17.9%	7.7%	8.6%
MIDDLE EAST/ OTHER	10.2	5.7%	-8.2%	-
TOTAL	**179.4**	**100%**	**11.9%**	**12.8%**

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

S T A T U T O

della

"B U L G A R I S.p.A. "

Art.1

01. E' costituita una Società per Azioni con la denominazione:

"B U L G A R I S.p.A. "

Art.2

01. La Società ha per oggetto:

a) la assunzione di partecipazioni in altre Società o Enti sia in Italia che all'estero nonché, solo nei confronti di Società controllate e/o collegate a sensi dell'art. 2359 C.C., con esclusione dell'esercizio nei confronti del pubblico e dell'erogazione del credito al consumo anche nell'ambito dei propri Soci, l'esercizio delle seguenti attività:

- concessione di finanziamenti sotto qualsiasi forma;
- operazioni in cambi;
- servizi di incasso, pagamento e trasferimento di fondi;
- acquisizione, possesso, gestione e/o dismissione di titoli pubblici e/o privati;
- coordinamento tecnico, finanziario e amministrativo delle Società nelle quali partecipa.

b) La prestazione di servizi amministrativi, tecnici, finanziari e commerciali e qualunque altro ritenuto necessario ed utile per il conseguimento dell'oggetto sociale delle So-

cietà controllate e/o collegate.

c) La ideazione, la progettazione, la creazione, la produzione ed il commercio di gioielleria, oreficeria, argenteria, pietre preziose e semi-preziose, articoli fabbricati con metalli preziosi, orologeria, profumeria, cosmesi, articoli per fumatori, articoli da scrittura, cartoleria, cuoi e pelletteria, articoli di vestiario ed accessori per uso personale, articoli di arredamento.

d) Lo sfruttamento commerciale di tutti i diritti di proprietà industriale ed intellettuale connessi alla attività ed ai prodotti indicati sub c), ivi inclusa la concessione a terzi di licenze per l'utilizzazione di tali diritti e, in particolare, del nome e del marchio BULGARI sotto qualsiasi forma.

e) Lo svolgimento in Italia e all'estero della attività di agente, distributore e/o concessionario di prodotti simili o analoghi a quelli indicati sub c).

02. Il tutto nel modo più ampio, senza limitazioni, riserve o eccezioni di sorta, per conto proprio e/o per conto di terzi, sia in Italia che all'estero.

03. Al fine del conseguimento dell'oggetto sociale, la Società potrà compiere tutte le operazioni immobiliari, mobiliari, commerciali e -in via non esclusiva o prevalente e comunque esclusivamente finalizzata al conseguimento suddetto- finanziarie (ivi compresa la concessione di avalli, fideius-

sioni e altre garanzie personali e/o reali anche a favore e per obbligazioni di terzi), di qualsiasi specie e natura, che possano direttamente o indirettamente ottenere tale scopo.

Il tutto con piena osservanza delle prescrizioni e delle preclusioni previste e stabilite dalle norme di legge vigenti pro-tempore.

Art. 3

01. La Società ha la sede legale in Roma.

02. Il consiglio di Amministrazione ha competenza per:

- trasferire a nuovo indirizzo nello stesso Comune la sede legale,
- trasferire la sede legale in altro Comune del territorio nazionale,
- istituire, trasferire e/o sopprimere sedi secondarie, direzioni, filiali, succursali, agenzie, uffici amministrativi, uffici commerciali e/o di rappresentanza e unità locali comunque denominate in tutto il territorio nazionale ed all'estero.

Art.4

01. Il domicilio dei Soci, per ogni rapporto con la Società, si intenderà, ad ogni effetto di legge, essere quello risultante nel libro dei Soci.

Art.5

01. La durata della Società è fissata fino a tutto il 31 dicembre 2100 e potrà essere prorogata con deliberazione dell'Assemblea dei Soci.

Art.6

01. Il capitale sociale è di Euro 20.996.224,20 (ventimilioni-novecentonovantaseimiladuecentoventiquattro/20), rappresentato da numero 299.946.060 (duecentonovantanovemilioninovecentoquarantaseimilasessanta) azioni ordinarie da nominali Euro 0,07 (zero virgola zerosette) ciascuna.

02. Le azioni sono dematerializzate e sono immesse nel sistema di gestione accentrata di cui alle norme di legge vigenti in materia.

03. Il capitale sociale potrà essere aumentato, con deliberazione dell'Assemblea dei Soci, anche mediante conferimento di beni in natura e/o di crediti ed anche con emissione di nuove azioni aventi diritti diversi da quelli delle azioni già emesse.

Art.7

01. Le azioni sono liberamente trasferibili con osservanza delle norme di legge vigenti in materia.

Art.8

01. La Società può emettere obbligazioni nominative e/o al portatore, anche convertibili in azioni proprie e/o in azioni o partecipazioni di società terze, con osservanza delle norme di legge pro-tempore vigenti in materia.

02. La competenza funzionale per l'emissione delle obbligazioni spetta al Consiglio di Amministrazione o all'Assemblea dei

Soci a norma del disposto degli artt. 2410 e 2420 bis del Codice Civile.

03. L'emissione di obbligazioni non convertibili in azioni garantite da ipoteca su immobili sociali è riservata alla competenza dell'Assemblea dei Soci.

04. E' consentita la delega al Consiglio di Amministrazione prevista dall'art. 2420 ter del Codice Civile con i limiti in tale norma indicati.

Art.9

01. L'Assemblea è convocata nella sede sociale o altrove, purché in Italia, in Svizzera o in Olanda.

02. L'avviso di convocazione deve essere pubblicato nella Gazzetta Ufficiale della Repubblica ovvero, in alternativa, nel quotidiano "MF (Milano Finanza)", nel termine previsto dalla legge. Nell'avviso di convocazione possono essere fissati i giorni per le riunioni dell'Assemblea ordinaria in eventuale seconda convocazione e in eventuali ulteriori convocazioni nonché per le riunioni dell'Assemblea straordinaria in eventuali seconda e terza convocazione e in ulteriori convocazioni in caso di mancato raggiungimento del quorum costitutivo previsto per le riunioni delle Assemblee ordinarie e straordinarie suddette in prima convocazione.

03. E' tuttavia valida l'Assemblea quando sia intervenuto l'intero capitale sociale e partecipi alla Assemblea stessa la maggioranza dei componenti degli organi amministrativi e di

controllo.

04. Possono intervenire alla Assemblea i Soci cui spetta il diritto di voto che abbiano depositato almeno due giorni non festivi prima di quello fissato per la riunione in prima convocazione presso la sede legale o presso gli uffici della Società e/o presso gli Istituti di credito indicati nell'avviso di convocazione l'apposita certificazione rilasciata ai sensi della normativa applicabile dall'intermediario incaricato della tenuta dei conti. Il deposito effettuato in conformità a quanto precede è valido, se così indicato nella certificazione, oltre che per le riunioni in prima convocazione anche per le eventuali riunioni successive convocate con lo stesso avviso.

05. L'Assemblea è ordinaria e straordinaria.

06. L'Assemblea ordinaria per l'approvazione del bilancio viene convocata almeno una volta l'anno, entro centoventi giorni dalla chiusura dell'esercizio sociale o anche, quando particolari esigenze relative alla struttura e all'oggetto della Società lo richiedano, entro centoottanta giorni dalla chiusura stessa.

07. L'Assemblea straordinaria è convocata per le deliberazioni di sua competenza nei casi previsti dalla legge.

Art.10

01. L'Assemblea è presieduta dal Presidente del Consiglio di Amministrazione o, in caso di sua assenza od impedimento, dal

Vice Presidente o, in caso di assenza od impedimento di questi, da chi sarà nominato dalla maggioranza dei Soci intervenuti.

02. Il Presidente dell'Assemblea è assistito dal Segretario del Consiglio di Amministrazione o, in sua mancanza, da Segretario da lui all'uopo proposto e dall'Assemblea designato ovvero da un Notaio in caso di Assemblea straordinaria.

Art.11

01. Le Assemblee ordinarie validamente si costituiscono e deliberano con le maggioranze previste dagli artt. 2368 e 2369 del Codice Civile.

02. Le Assemblee straordinarie, sia in prima che in seconda che in terza convocazione, validamente deliberano con il voto di tanti Soci che rappresentino più della metà del capitale sociale.

Art. 12

01. La Società è amministrata da un Consiglio di Amministrazione composto da un numero di membri anche non Soci variabile, a seconda di quanto deliberato dall'Assemblea ordinaria dei Soci, da un minimo di tre a un massimo di nove.

02. La nomina degli Amministratori spetta all'Assemblea ordinaria dei Soci sulla base delle liste presentate dagli azionisti, nelle quali i candidati sono elencati con un numero progressivo. Hanno diritto di presentare le liste soltanto gli azionisti che, in proprio o per delega, da soli o in gruppo,

siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 2,5 per cento del capitale sociale avente diritto di voto nell'assemblea ordinaria, ovvero altra percentuale determinata nella misura massima consentita da disposizioni di legge, da regolamenti o decreti. Al fine di comprovare la legittimazione alla presentazione delle liste, gli azionisti devono presentare e/o recapitare presso la Sede della Società con almeno 2 giorni non festivi di anticipo rispetto a quello fissato per l'assemblea in prima convocazione, copia della documentazione comprovante la titolarità del numero di azioni richieste. Ai fini del riparto degli amministratori da eleggere, non si tiene conto delle liste che non hanno conseguito una percentuale di voti almeno pari alla metà di quella richiesta dallo statuto per la presentazione delle stesse.

Ogni Azionista, nonché gli Azionisti che abbiano congiuntamente presentato una lista, non possono presentare, neppure per interposta persona o Società fiduciaria, più di una lista né possono votare liste diverse. Ogni candidato può presentarsi in una sola lista a pena di ineleggibilità. Le liste presentate devono essere depositate presso la sede della Società almeno quindici giorni prima di quello fissato per l'assemblea in prima convocazione e dovranno indicare quali sono gli amministratori in possesso dei requisiti di indipendenza stabiliti dalla legge. Tale deposito dovrà essere comprovato da apposita ricevuta sottoscritta e rilasciata da funzionario della Socie-

tà all'uopo incaricato. Unitamente a ciascuna lista, entro il termine sopra indicato, dovranno essere depositate le dichiarazioni con le quali i singoli candidati accettano la propria candidatura e attestano, sotto la propria responsabilità l'inesistenza di cause di ineleggibilità e di incompatibilità, nonché il possesso dei requisiti prescritti dalla normativa vigente per la carica. Con le dichiarazioni, sarà depositato per ciascun candidato un curriculum vitae riguardante le caratteristiche personali e professionali con l'eventuale indicazione dell'idoneità dello stesso a qualificarsi come indipendente ai sensi di legge.

La lista per la quale non sono osservate le statuizioni di cui sopra è considerata come non presentata.

Risultano eletti: dalla lista che avrà ottenuto il maggior numero di voti, nell'ordine progressivo con il quale sono elencati nella lista stessa, tutti gli amministratori da eleggere ad eccezione di uno che sarà tratto, tra coloro in possesso dei requisiti di indipendenza previsti dalla legge, dalla lista presentata da Azionisti che non siano collegati neppure indirettamente con gli Azionisti che hanno presentato o votato la lista risultata prima per numero di voti, e che avrà ottenuto il maggior numero di voti dopo la prima.

Nell'ipotesi in cui due o più liste abbiano riportato lo stesso numero di voti si procederà a nuova votazione da parte dell'intera assemblea, sui candidati indicati in tali liste,

risultando eletti i candidati che ottengano la maggioranza semplice dei voti.

Nell'ipotesi in cui sia stata presentata una sola lista, risulteranno eletti, ove ottengano la maggioranza di legge, i candidati di tale lista.

Gli amministratori in possesso dei requisiti di indipendenza previsti dalla legge, sono tratti, nel numero minimo previsto dalla legge, dalla lista che avrà ottenuto il maggior numero di voti dopo la prima, sino a concorrenza dei candidati da eleggere di tale lista e, per il residuo, ovvero in difetto di candidati in possesso dei requisiti di indipendenza in tale lista, dalla lista risultata prima per numero di voti.

L'amministratore indipendente che, successivamente alla nomina, perda i requisiti di indipendenza previsti dalla legge, deve darne immediatamente comunicazione al consiglio di amministrazione e, in ogni caso, decade dalla carica.

Le precedenti statuizioni in materia di elezione degli amministratori non troveranno applicazione nelle ipotesi in cui nessuna lista sia stata presentata nei termini e con le modalità sopra indicate. Per la nomina di amministratori che abbia luogo fuori dalle ipotesi di rinnovo dell'intero Consiglio di Amministrazione, l'assemblea delibera con le maggioranze di legge e senza osservare il procedimento sopra previsto.

03. Gli Amministratori durano in carica per il periodo massimo di tre esercizi sociali, di volta in volta stabilito

dall'Assemblea ordinaria dei Soci al momento ed all'atto della loro nomina, scadono alla data dell'Assemblea convocata per l'approvazione del bilancio relativo all'ultimo esercizio della loro carica e sono rieleggibili.

Art.13

01. Ove a ciò non abbia provveduto l'Assemblea ordinaria dei Soci, il Consiglio di Amministrazione elegge tra i suoi membri il Presidente ed il Vice Presidente ed un Segretario, quest'ultimo anche non Socio o Amministratore.

Art.14

01. Il Consiglio di Amministrazione si raduna nella sede sociale o altrove, anche all'estero, tutte le volte che il Presidente, il Vice Presidente ovvero l'eventuale Amministratore Delegato lo ritengano opportuno, oppure quando ne sia fatta richiesta da almeno due Amministratori ovvero dal Collegio Sindacale.

02. Le sedute del Consiglio di Amministrazione saranno tenute nel luogo designato nell'avviso di convocazione, da inviarsi con lettera raccomandata almeno cinque giorni prima di quello fissato per la seduta stessa, ovvero, in caso di urgenza, con telegramma o telex o fax almeno due giorni prima. Della convocazione viene dato, nello stesso termine e con le stesse modalità, avviso ai Sindaci per gli effetti di cui all'art.2405 del codice civile.

03. E' ammessa la possibilità che le adunanze del Consiglio

di Amministrazione si tengano per video o teleconferenza, a condizione che tutti i partecipanti possano essere identificati e sia loro consentito seguire la discussione e intervenire in tempo reale alla trattazione degli argomenti affrontati; verificandosi questi requisiti, il Consiglio di Amministrazione si considera tenuto nel luogo in cui si trova il Presidente e dove pure trovasi il Segretario della riunione, onde consentire la stesura e la sottoscrizione del verbale sul relativo libro.

04. Per la validità delle deliberazioni del Consiglio di Amministrazione è necessaria la presenza della maggioranza degli Amministratori in carica.

05. Le deliberazioni sono prese a maggioranza assoluta degli intervenuti e verranno fatte risultare da verbale sottoscritto dal Presidente della riunione e dal Segretario da lui nominato anche fra non Amministratori.

Art. 15

01. Il Consiglio di Amministrazione, ove lo ritenga opportuno, elegge tra i propri membri un Amministratore Delegato, delegando ad esso, singolarmente e disgiuntamente da altri Amministratori, in tutto o in parte, le proprie attribuzioni e determinandone poteri, eventuali ambiti o settori di competenza e retribuzioni, salvi sempre i limiti di cui all'art.2381 del Codice Civile.

02. Il Consiglio di Amministrazione, ove lo ritenga opportuno,

può delegare le proprie attribuzioni ad un Comitato esecutivo e/o a uno o più Comitati consultivi ovvero ad uno o più dei suoi componenti, singolarmente e/o disgiuntamente fra loro e/o con altri Amministratori.

03. Le cariche di Presidente o di Vice Presidente del Consiglio di Amministrazione e di Amministratore Delegato possono essere cumulate.

04. Gli organi delegati riferiscono al Consiglio di Amministrazione ed al Collegio Sindacale, con periodicità almeno trimestrale, sul generale andamento della gestione e sulla sua prevedibile evoluzione nonché sulle operazioni di maggior rilievo, per le loro dimensioni o caratteristiche, effettuate dalla Società e dalle sue controllate.

05. Non possono essere delegate le attribuzioni di cui all'art. 2381, quarto comma, del Codice Civile.

06. Il Consiglio di Amministrazione può nominare un Direttore Generale e/o uno o più Direttori, stabilendo ambiti o settori di competenza e relative funzioni, conferendo i relativi poteri con facoltà di firma nell'ambito degli stessi e determinando le loro retribuzioni.

07. Il Consiglio di Amministrazione, previo parere obbligatorio del Collegio Sindacale, nomina il Dirigente preposto alla redazione dei documenti contabili societari, in conformità alle disposizioni di legge e regolamenti vigenti, conferendogli adeguati poteri e mezzi per l'esercizio dei compiti a lui at-

tribuiti. Possono assumere la carica di Dirigente preposto alla redazione dei documenti contabili societari i Dirigenti della società che abbiano specifica competenza maturata attraverso esperienze di lavoro in posizione di adeguata responsabilità.

Art.16

01. Il Consiglio di Amministrazione è investito di tutti i più ampi ed illimitati poteri per la ordinaria e straordinaria amministrazione e gestione della Società, nessuno escluso e/o eccettuato, intendendosi che tutto quanto non sia dalla legge espressamente riservato alla esclusiva competenza dell'Assemblea dei Soci sia di competenza del Consiglio di Amministrazione, senza limitazioni riserve o eccezioni di sorta.

02. In aggiunta a quanto indicato all'art.3, comma 2, il Consiglio di Amministrazione è competente a deliberare circa l'adeguamento dello statuto sociale a disposizioni normative ai sensi dell'art.2365 c.c.

03. Il Consiglio, in occasione delle riunioni dell'organo stesso e, comunque con periodicità almeno trimestrale, riferisce al Collegio Sindacale, anche tramite il Presidente del Consiglio di Amministrazione e/o l'Amministratore Delegato, in merito all'attività svolta e sulle operazioni di maggiore rilievo economico, finanziario e patrimoniale effettuate dalla Società o dalle Società controllate; in particolare riferiscono sulle operazioni nelle quali essi abbiano un interesse,

per conto proprio o di terzi o che siano influenzate dal soggetto che esercita l'attività di direzione e coordinamento.

04. Quando particolari esigenze ovvero ragioni di tempestività lo richiedano, la suddetta comunicazione può essere effettuata anche per iscritto al Presidente del Collegio Sindacale a cura del Presidente del Consiglio di Amministrazione e/o dell'Amministratore Delegato.

05. Qualora nessuno dei membri del Collegio Sindacale sia presente alla riunione del Consiglio di Amministrazione, quest'ultimo, anche tramite il Presidente del Consiglio di Amministrazione o l'Amministratore Delegato, provvede a riferire per iscritto al Presidente del Collegio Sindacale su quanto indicato al comma che precede.

06. La rappresentanza della Società di fronte ai terzi ed in giudizio e la firma sociale spettano al Presidente del Consiglio di Amministrazione e in caso di sua assenza o impedimento, al Vice Presidente del Consiglio stesso.

07. Ove sia nominato, e nell'ambito dei poteri a lui conferiti, la rappresentanza della Società di fronte ai terzi ed in giudizio e la firma sociale spettano anche all'Amministratore Delegato, singolarmente e disgiuntamente da altri Amministratori, così come sono a lui delegati i poteri di amministrazione e gestione della Società.

08. Sia il Presidente del Consiglio di Amministrazione, sia il Vice Presidente del Consiglio stesso, sia l'eventuale Ammini-

stratore Delegato, nell'ambito dei poteri rispettivamente spettanti, potranno nominare procuratori anche non Soci o Amministratori per singoli affari e/o gruppi di affari, ivi comprese le operazioni bancarie di qualsiasi specie e natura nei limiti consentiti, determinandone di volta in volta poteri ed eventuali retribuzioni.

Art.17

01. Il Collegio Sindacale sarà composto di tre membri effettivi e di due membri supplenti.

02. La nomina del Collegio Sindacale avviene sulla base di liste presentate dagli Azionisti nelle quali i candidati sono elencati con un numero progressivo e comunque in numero non superiore ai componenti dell'organo da eleggere. La lista si compone di due sezioni: una per i candidati alla carica di Sindaco effettivo, l'altra per i candidati alla carica di Sindaco supplente. Hanno diritto a presentare le liste soltanto gli Azionisti che, in proprio o per delega, da soli o in gruppo, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 3% del capitale con diritto di voto nell'assemblea ordinaria, ovvero altra percentuale minima determinata, nella misura massima consentita, da disposizioni di legge, da regolamenti o decreti. Ogni azionista, nonché gli Azionisti che abbiano congiuntamente presentato una lista ovvero che appartengono ad un medesimo Gruppo o che aderiscono ad un patto parasociale avente ad oggetto azioni della Socie-

tà, non possono presentare, neppure per interposta persona o Società fiduciaria, più di una lista né possono votare liste diverse. Ogni candidato può presentarsi in una sola lista a pena di ineleggibilità. Le liste presentate devono essere depositate presso la sede della Società almeno quindici giorni prima di quello fissato per l'assemblea in prima convocazione, ovvero altro termine minimo previsto da disposizioni di legge, regolamenti o decreti. Tale deposito dovrà essere comprovato da apposita ricevuta sottoscritta e rilasciata da funzionario della Società all'uopo incaricato. Unitamente a ciascuna lista, entro il termine sopra indicato, devono essere depositate le dichiarazioni con le quali i singoli candidati accettano la candidatura e attestano, sotto la propria responsabilità l'inesistenza di cause di ineleggibilità e di incompatibilità, nonché l'esistenza dei requisiti normativamente e statutariamente prescritti per le rispettive cariche. La lista per la quale non sono osservate le statuizioni di cui sopra è considerata come non presentata.

Risultano eletti: dalla lista che ha ottenuto il maggior numero di voti, nell'ordine progressivo con il quale sono elencati, due membri effettivi e un supplente: il terzo membro effettivo e Presidente del Collegio Sindacale, nonché un Sindaco supplente saranno rispettivamente il primo candidato della sezione Sindaci Effettivi ed il primo candidato della sezione Sindaci Supplenti tratti dalla lista presentata da Azionisti

che non siano collegati neppure indirettamente con gli Azionisti che hanno presentato o votato la lista risultata prima per numero di voti, che avrà riportato il maggior numero di voti dopo la prima.

Nell'ipotesi in cui sia stata presentata una sola lista risulteranno eletti Sindaci effettivi, ove ottengano la maggioranza di legge, i primi tre candidati in ordine progressivo e Sindaci supplenti il quarto e quinto candidato. In tale ipotesi, la Presidenza del Collegio Sindacale spetta al primo candidato dell'unica lista depositata.

Nell'ipotesi in cui due o più liste abbiano riportato lo stesso numero di voti si procederà a nuova votazione da parte dell'intera assemblea, sui candidati indicati in tali liste, risultando eletti i candidati che ottengano la maggioranza semplice dei voti.

Nel caso vengano meno i requisiti normativamente o statutariamente richiesti, il Sindaco decade dalla carica.

Le precedenti statuizioni in materia di elezione dei Sindaci non troveranno applicazione nelle ipotesi in cui nessuna lista sia stata presentata nei termini e con le modalità sopra indicate.

In tutte queste ultime ipotesi l'assemblea delibera con le maggioranze di legge.

03. Non possono assumere la carica di Sindaci e, se eletti, decadono dalla carica, coloro che non abbiano i requisiti ri-

chiesti dalla legge.

Nel caso in cui l'assunzione della carica di Sindaco effettivo sia conseguente al subentro come membro supplente ad un membro effettivo che sia cessato anticipatamente dalla carica, il cumulo della carica in eccedenza rispetto al limite sopra indicato non determinerà decadenza dalla carica solo per il periodo fino alla successiva assemblea in cui si dovrà provvedere all'integrazione del Collegio Sindacale ai sensi dell'art.2401 c.c.

Non si dovranno computare come incarichi ai fini presenti del divieto di cumulo gli incarichi sindacali in eventuali Società controllate dalla Società.

Art.18

01. L'esercizio sociale si chiude al 31 dicembre di ogni anno ed alla chiusura di ogni esercizio saranno compilati a cura dell'Organo Amministrativo il bilancio e conto profitti e perdite corredati da una relazione sull'andamento della gestione sociale.

Art.19

01. Degli utili netti risultanti dal bilancio verrà assegnato il 5% (cinque per cento) alla riserva legale fino a che questa non abbia raggiunto il quinto del capitale sociale.

02. Il residuo andrà alle azioni, salvo che l'Assemblea deliberi prelevamenti per riserve straordinarie o per altre destinazioni, oppure disponga di mandare ai successivi esercizi

gli utili, in tutto o in parte.

Art.20

01. I dividendi non riscossi andranno prescritti a favore del fondo di riserva dopo cinque anni dal giorno in cui di vennero esigibili.

Art.21

01. Addivenendosi per qualsiasi motivo allo scioglimento della Società, le norme per la liquidazione e la nomina del liquidatore o dei liquidatori saranno stabilite dall'Assemblea, osservate le disposizioni di legge.

Art.22

01. Per tutte le controversie che dovessero insorgere nei rapporti tra la Società, i Soci ed i membri degli organi sociali, il Foro competente è quello di Roma.

Art.23

01. Per quanto non è espressamente contemplato nel presente statuto, hanno pieno valore le disposizioni di legge vigenti in materia.

Firmato Paolo Bulgari

Firmato Alfredo Maria Becchetti Notaio

Relazione annuale del Consiglio di Amministrazione circa il modello di *Corporate Governance* adottato dalla Bulgari S.p.A. in esecuzione delle raccomandazioni contenute nel Codice di Autodisciplina

IA.2.12 Istruzioni al Regolamento di Borsa

4°argomento all'ordine del giorno Assemblea Ordinaria del 24/4/2007

Signori Azionisti,

il Consiglio di amministrazione della Bulgari S.p.A. nella riunione del 22 marzo 2007 ha deliberato di aggiornare la relazione già messa a disposizione in occasione dell'approvazione del bilancio d'esercizio e consolidato al 31 dicembre 2005 fornendo una nuova relazione di confronto tra le regole di governo societario della Bulgari S.p.A. e le disposizioni contenute nel Codice di Autodisciplina delle Società Quotate (il "Codice") pubblicato da Borsa Italiana nel corso del 1999 così come rivisitato nel 2002, non riferendosi ai nuovi principi introdotti dalla versione del Codice pubblicata nel marzo 2006 come meglio specificato nel paragrafo di questa relazione dedicato all'argomento.

Il sistema di governo societario della Bulgari S.p.A., conformemente a quanto previsto dalla legge e dalla normativa CONSOB, è improntato a controllare e gestire in modo adeguato i rischi d'impresa e comunicare in modo trasparente con il mercato.

Qui di seguito si illustrano le attuali regole di governo societario della Bulgari S.p.A. (qui di seguito "la Società") anche alla luce dei principi fissati dal Codice Etico adottato dalla Società nella riunione del Consiglio di Amministrazione del 10 marzo 2004.
In calce alla presente Relazione sono riportati le tabelle di sintesi aventi per oggetto:

- La struttura del Consiglio di Amministrazione e dei Comitati;
- Collegio Sindacale
- Altre previsioni sul Codice di Autodisciplina

La Bulgari S.p.A. è la holding di partecipazioni titolare del marchio Bvlgari, che concede in licenza alle società commerciali per la gestione dei negozi monomarca Bvlgari in Italia e nel resto del mondo. Oltre alla partecipazione in società commerciali, la Bulgari S.p.A. detiene la totalità delle azioni delle società che svolgono attività di produzione e distribuzione di orologi, gioielli, profumi e accessori a marchio Bvlgari. Per una visione di insieme, si faccia riferimento all'allegata struttura del Gruppo al 31.12.2006.
La Bulgari S.p.A. è società quotata al mercato regolamentato italiano e come tale agisce nel rispetto della legge e dei regolamenti di volta in volta emanati. In particolare molta attenzione è dedicata alla trasparenza verso il mercato degli azionisti attuata attraverso la pubblicazione di comunicati stampa illustrativi delle operazioni di maggiore rilievo economico oltre che delle chiusure periodiche contabili.
Il capitale sociale della Bulgari S.p.A. è detenuto, per il tramite di un patto di sindacato debitamente comunicato, da alcuni componenti della famiglia Bulgari con una percentuale pari a circa il 52% mentre il rimanente è flottante sul mercato.
Alla data della redazione della presente relazione, azionisti detentori di partecipazioni superiori al 2%, risultano dalle comunicazioni ricevute, i seguenti:

✓ **UNIONE FIDUCIARIA SPA**	**51,46%** di cui :
o Paolo Bulgari	23,53%
o Nicola Bulgari	23,53%
o Francesco Trapani	4,43%
✓ **SCUDDER KEMPER INVESTMENTS INC**	**2,71%**
✓ **CAISSE DES DEPOTS ET CONSIGNATIONS**	**2,23%**
✓ **HARRIS ASSOCIATES Lp**	**2,10%**
✓ **OPPENHEIMERFUNDS INC.**	**2,10%**

Il Consiglio di Amministrazione, ruolo e composizione; remunerazione degli amministratori

La struttura organizzativa di Bulgari S.p.A. è articolata secondo il modello tradizionale che vede la gestione aziendale affidata in via esclusiva al Consiglio di Amministrazione, organo centrale nel sistema di *corporate governance*; le funzioni di vigilanza sono attribuite al Collegio Sindacale e quelle di controllo contabile alla società di revisione nominata dall'Assemblea. Il Consiglio di Amministrazione ha un ruolo centrale nella definizione delle strategie del Gruppo, attribuisce e revoca le deleghe all'amministratore delegato e determina la remunerazione sia dell'amministratore delegato che degli altri amministratori che ricoprono particolari cariche. Il Consiglio vigila sul generale andamento della gestione tenendo in considerazione in particolare le informazioni ricevute dall' amministratore delegato nonché confrontando periodicamente i risultati conseguiti con quelli programmati..

A seguito della recente formalizzazione da parte della società della procedura per la disciplina delle operazioni con parti correlate, come di seguito illustrata, il Consiglio esamina ed approva preventivamente le operazioni di maggiore rilievo della Società e delle sue controllate, come specificato nella Procedura medesima.

Il Consiglio, ancorché non previsto da norme statutarie, si riunisce, generalmente, con una periodicità minima trimestrale e, comunque, ogni qualvolta debba essere approvata una operazione di importanza strategica per la Società o per il Gruppo Bulgari o che ecceda, per materia o valore, i limiti della delega attribuita all'Amministratore Delegato ed al Presidente del Consiglio. Le riunioni del Consiglio sono programmate sulla base di un calendario approvato all'inizio dell'anno per favorire la massima partecipazione dei consiglieri alle riunioni.
Nel corso dell'anno 2006 il Consiglio di Amministrazione si è riunito sei volte; per l'esercizio in corso è possibile ipotizzare un numero di sedute non inferiore a sei..
La società fornisce con ragionevole anticipo, fatti salvi i casi di necessità ed urgenza, agli amministratori la documentazione e le informazioni necessarie per consentire al Consiglio di esprimersi con consapevolezza sulle materie sottoposte al suo esame.
Le proposte di nomina alla carica di amministratore, accompagnate dall'informativa riguardante le caratteristiche personali e professionali dei candidati, con indicazione dell'eventuale idoneità dei medesimi a qualificarsi come indipendenti, sono depositate - in occasione del rinnovo del mandato dei consiglieri alla scadenza del loro mandato, ovvero in occasione di eventuali sostituzioni - presso la Direzione Generale della Società e la sede legale almeno quindici giorni prima della data prevista per l'assemblea convocata a deliberare in merito. Le candidature alla carica di consigliere di amministrazione sono formulate in considerazione del fatto che i candidati possano dedicare allo svolgimento dei loro compiti il tempo necessario, anche tenendo conto del numero di cariche di amministratore o sindaco da essi ricoperte in altre società quotate in mercati regolamentati, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni. Il Consiglio, sulla base delle informazioni ricevute dagli amministratori, rileva annualmente e rende note nella relazione sul governo societario le cariche di amministratore o sindaco ricoperte dai consiglieri nelle predette società.

Tale sistema non è frutto di una previsione statutaria, bensì di una prassi aziendale ormai consolidata.

L'attuale Consiglio è stato nominato dall'Assemblea degli azionisti tenutasi il 29 aprile 2004 sulla base dello statuto attualmente vigente, che non prevede il meccanismo del voto di lista.. L'azionista proponente ha messo a disposizione il profilo dei singoli candidati, in modo da consentire di conoscerne le caratteristiche ai fini del consapevole esercizio del diritto di voto.
Il Consiglio è composto da sette consiglieri il cui mandato scade con l'Assemblea di approvazione del bilancio al 31 dicembre 2006. Al suo interno sono stati nominati due amministratori esecutivi, ai quali sono state conferite deleghe di potere ai sensi dell'art. 2381 cod. civ. ed in conformità allo statuto:
- Paolo Bulgari - Presidente
- Francesco Trapani – Amministratore delegato.

Cinque amministratori sono non esecutivi; fra questi, quattro, la maggioranza dell'intero Consiglio, sono indipendenti, ai sensi del Codice:
- Francesco Ago (indipendente)
- Giuseppe Ansaldo

• Giulio Figarolo di Gropello (indipendente)
• Roberto Zanchi (indipendente)
Gli amministratori indipendenti sopra elencati risultano tali, in base a quanto stabilito dal Codice, perché:
a) non intrattengono direttamente, indirettamente o per conto terzi, né hanno recentemente intrattenuto, relazioni economiche con la Società, con le sue controllate, con gli amministratori esecutivi, con l'azionista di controllo della Società, di rilevanza tale da condizionarne l'autonomia di giudizio;
b) non sono titolari direttamente, indirettamente o per conto terzi di partecipazioni azionarie di entità tali da permettere loro di esercitare il controllo della Società o un'influenza notevole sulla Società, né partecipano ad eventuali patti parasociali per il controllo della stessa;
c) non sono stretti familiari di amministratori esecutivi della Società o di soggetti che si trovino nelle situazioni indicate alle precedenti lettere a) e b).
La sussistenza dei requisiti di indipendenza viene periodicamente verificata dal Consiglio.
In relazione ad altre cariche ricoperte dagli amministratori in altre società quotate anche in mercati regolamentati esteri, in società finanziarie, bancarie o assicurative o di rilevanti dimensioni, si comunica che il Consigliere Avv. Francesco Ago ricopre la carica di consigliere di Amministrazione nella Acotel Group S.p.A., quotata al Nuovo Mercato.
Nessun altro componente il Consiglio di Amministrazione della Società ricopre cariche di amministratore o sindaco in altre società quotate.
Ai membri del Consiglio di amministrazione spetta un compenso annuo, stabilito dall'Assemblea per l'intero periodo di durata della carica, nonché il rimborso delle spese sostenute in ragione del loro ufficio. Il Consiglio provvede alla ripartizione del compenso globale spettante ai singoli membri del Consiglio stesso. E' riservata al Consiglio la determinazione, sentito il parere del Collegio Sindacale, della remunerazione degli amministratori investiti di cariche particolari nonché, qualora non vi provveda l'Assemblea degli azionisti, la suddivisione del compenso globale spettante ai singoli componenti del Consiglio.

Il Presidente e l'Amministratore Delegato riferiscono al Consiglio periodicamente in merito alle operazioni di maggiore rilievo economico e finanziario. Il Presidente e l'Amministratore Delegato, disgiuntamente, convocano le riunioni e ne coordinano lo svolgimento.
L'Amministratore Delegato, tramite l'ausilio di altri amministratori e di consulenti esterni, si adopera affinché il Consiglio venga informato sulle principali novità legislative e regolamentari che riguardano la Società e gli organi sociali e cura la gestione delle informazioni riservate e la divulgazione a terzi delle informazioni *"price sensitive"* in conformità a quanto previsto dai regolamenti CONSOB ed alla rilevante procedura aziendale come di seguito indicato nello specifico paragrafo di questa relazione.
A tale riguardo tutti gli amministratori sono sensibilizzati a mantenere riservati i documenti e le informazioni acquisiti nello svolgimento dei loro compiti.
Al Presidente del Consiglio di Amministrazione ed all'Amministratore Delegato sono stati conferiti i più ampi poteri di ordinaria e straordinaria amministrazione, da esercitarsi con firma disgiunta libera ed individuale, in ogni settore di attività della Società La delega di poteri del Presidente, del tutto analoga a quella dell'Amministratore Delegato è tale da garantire in ogni momento che non si realizzino "vuoti" di gestione nel caso in cui l'Amministratore Delegato non possa esercitare le sue attribuzioni.

Restano di competenza esclusiva del Consiglio di Amministrazione, in aggiunta alle competenze attribuitegli in via esclusiva dall'articolo 2381 del cod. civ., i seguenti poteri:
- ove l'impegno superi l'ammontare di Euro trenta (30) milioni (o controvalore in altra valuta)per ogni singola operazione, acquistare e vendere partecipazioni azionarie, costituire in Italia e all'estero nuove società o enti associativi, effettuare operazioni sul capitale di nuove o già esistenti società;
- ove l'impegno superi l'ammontare di Euro trenta (30) milioni (o controvalore in altra valuta) per ogni singola operazione, stipulare operazioni finanziarie passive e rilasciare fideiussioni;
- acquistare beni e servizi, ove l'impegno superi l'ammontare di Euro due (2) milioni (o controvalore in altra valuta) per ogni singola operazione;
- acquistare e vendere proprietà immobiliari, ad eccezione di operazioni con società direttamente o indirettamente controllate;
- cedere e disporre di licenze di marchi, nomi e diritti sulle opere di ingegno e sulle invenzioni appartenenti alla società, salvo si tratti di concessioni temporanee degli stessi.

Il Consiglio, inoltre:

- ✓ elegge tra i suoi membri il Presidente ed il Vice Presidente ed un Segretario, anche non Socio o Amministratore.
- ✓ elegge tra i propri membri l'Amministratore Delegato, delegando ad esso, singolarmente e disgiuntamente da altri Amministratori, in tutto o in parte, le proprie attribuzioni e determinandone poteri, eventuali ambiti o settori di competenza e retribuzioni, salvi sempre i limiti di cui all'art. 2381 del Codice Civile.
- ✓ determina la remunerazione degli Amministratori Esecutivi e di quelli che ricoprono particolari cariche, ai sensi dell'art. 2389, comma 2 del codice civile;
- ✓ attribuisce e revoca le deleghe a soggetti non facenti parte del Consiglio, quali i Direttori Centrali e/o i Dirigenti della Società, definendone i limiti e le modalità di esercizio;
- ✓ riferisce per il tramite del Presidente agli azionisti in Assemblea.

Comitato per la remunerazione e Comitato per le proposte di nomina degli amministratori.
Il Comitato per la remunerazione, istituito nel corso della riunione consiliare del 10 marzo 2004 nelle persone dei consiglieri Giuseppe Ansaldo (con funzioni di Presidente), Roberto Zanchi e Francesco Ago, tutti amministratori non esecutivi, nel corso del 2006 si è riunito due volte con lo scopo di proporre al Consiglio di Amministrazione, sulla base delle indicazioni fornite dagli amministratori delegati, l'adozione di criteri generali di remunerazione dei dirigenti con responsabilità strategiche, vigilando quindi, sulla base delle informazioni fornite dagli amministratori delegati, sulla loro applicazione e formulando al Consiglio di Amministrazione raccomandazioni generali anche in materia di eventuali piani di stock options da deliberare ovvero di azioni da assegnare (in virtù di piani di stock options già deliberati) in favore di amministratori e dirigenti della Società e del Gruppo.
In occasione delle delibere consiliari di attribuzione a dipendenti della Società e/o del Gruppo di opzioni per la sottoscrizione di azioni rivenienti dagli aumenti di capitale deliberati dalle Assemblee Straordinarie della Società, il Comitato per la Remunerazione ha confermato, anche nel 2006, il proprio parere favorevole all'utilizzo delle stock options quale criterio per la remunerazione dell'alta direzione della Società.
La remunerazione dell'Amministratore Delegato è parametrata ai risultati economici del Gruppo in quanto composta anche di una quota variabile proporzionale all'utile netto consolidato di Gruppo; egli beneficia altresì di piani di *stock options* deliberati da assemblee straordinarie della Società sentito anche il parere del Comitato per la remunerazione.
La società non si è dotata di un Comitato per le proposte di nomina alla carica di Amministratore in considerazione della natura dell'azionariato della Società che non ha mai ravvisato difficoltà nell'individuazione dei candidati.

Sistema di controllo interno
La responsabilità del sistema di controllo interno è del Consiglio di Amministrazione. Il Consiglio di Amministrazione fissa le linee di indirizzo per il controllo interno e la gestione dei rischi aziendali e ne verifica periodicamente l'adeguatezza e l'effettivo funzionamento con l'assistenza del Comitato per il Controllo Interno, assicurandosi che i principali rischi aziendali vengano identificati e gestiti idoneamente.
Il sistema di controllo interno in essere ha lo scopo di accertare l'adeguatezza dei processi aziendali in termini di efficacia, efficienza ed economicità, garantire l'affidabilità e la correttezza dell'informazione finanziaria e la salvaguardia del patrimonio aziendale, assicurare la conformità alle normative esterne ed interne.
Il sistema di controllo interno si esplica attraverso: (i) *controlli di linea*, rappresentati dall'insieme dei controlli che le singole funzioni aziendali operative svolgono sui propri processi. La responsabilità di tali attività di controllo è del *management* operativo che deve assicurare che esistano validi ed efficaci processi di gestione dei rischi; (ii) *internal audit* demandato all'apposita funzione aziendale di Controllo Interno (c.d. Internal Audit). La funzione, dotata di risorse adeguate, non dipende gerarchicamente da alcun responsabile di aree operative ma riporta gerarchicamente all'Amministratore Delegato e riferisce al medesimo nonché al Comitato per il Controllo Interno ed al Collegio Sindacale. L'attività di audit estesa a tutti i processi, svolge un'attività di controllo e monitoraggio dei rischi, contribuendo al miglioramento dei sistemi di risk management e di controllo. La responsabilità di indicare le azioni correttive necessarie a monitorare i rischi ed a darne esecuzione spetta ai responsabili dei processi aziendali.

Comitato per il controllo interno

Il Comitato per il Controllo Interno è composto dai consiglieri Roberto Zanchi (con funzione di Presidente), Francesco Ago e Giulio Figarolo di Gropello, tutti Amministratori non esecutivi ed indipendenti rispetto alla proprietà ed al *management* aziendale. Ai lavori del Comitato partecipa il presidente del Collegio Sindacale e/o altri componenti dello stesso, l'Amministratore Delegato, nonché, su invito di uno dei componenti del Comitato, anche funzionari, dirigenti e/o consulenti della società.

Il Comitato per il Controllo Interno, oltre ad assistere il Consiglio di Amministrazione e l'Amministratore Delegato nell'attività di direzione e coordinamento delle attività della funzione di Controllo Interno, ha i seguenti compiti di natura consultiva e propositiva:
(i) valuta il piano di lavoro preparato dall'Amministratore Delegato e dal responsabile della funzione di Controllo Interno e riceve le relazioni periodiche degli stessi, **(ii)** valuta, unitamente al responsabile amministrativo ed ai revisori della società, l'adeguatezza dei principi contabili utilizzati e la loro omogeneità ai fini della redazione del bilancio consolidato, **(iii)** valuta le proposte formulate dalla società di revisione per ottenere l'affidamento del relativo incarico, nonché il piano di lavoro predisposto per la revisione e i risultati esposti nella relazione e nella lettera di suggerimenti, **(iv)** espleta le funzioni di vigilanza sull'attuazione ed adeguatezza del Codice Etico, con l'ausilio della funzione di Controllo Interno e/o, se necessario, di consulenti esterni, ed infine **(v)** riferisce al Consiglio di Amministrazione, almeno semestralmente, in occasione dell'approvazione del bilancio e della relazione semestrale, sull'attività svolta e sull'adeguatezza del sistema di controllo interno, previa adeguata istruttoria.
La funzione di Controllo Interno, con riferimento alla integralità dell'attività aziendale, ha quale compito quello di: **(i)** curare l'aggiornamento periodico del sistema di controllo interno, diretto a monitorare il rispetto di leggi e regolamenti, la salvaguardia dei beni aziendali e l'affidabilità dell'informazione finanziaria, **(ii)** espletare le necessarie attività di vigilanza sull'attuazione ed adeguatezza del sistema di controllo interno, **(iii)** segnalare eventuali violazioni delle procedure o dei codici di comportamento adottati, **(iv)** segnalare la necessità di modifica del sistema di controllo.
Nel corso del 2006, il Comitato per il Controllo Interno si è riunito quattro volte, ha preso visione del piano di lavoro predisposto dalla società di revisione per la revisione contabile del Gruppo Bulgari e dei risultati esposti dalla società suddetta, nella "Lettera di suggerimenti sul sistema di controllo interno e delle procedure amministrative e contabili del Gruppo". Il Comitato ha monitorato altresì l'attività svolta dalla funzione di Controllo Interno , esaminando e valutando le risultanze degli interventi di internal auditing, ed ha approvato il Piano di Audit 2007. Il Comitato ha altresì esaminato gli aggiornamenti al Modello di Gestione, Organizzazione e Controllo ex D. Lgs. 231/2001.

Operazioni con parti correlate

Fermo il generale principio secondo il quale le operazioni con parti correlate devono essere compiute nel rispetto delle regole di correttezza procedurale e sostanziale, il Consiglio di Amministrazione della Bulgari S.p.A. in data 5 dicembre 2006 ha stabilito le modalità di approvazione e di esecuzione delle operazioni poste in essere dall'emittente, o dalle sue controllate, con parti correlate (come definite dai principi contabili internazionali IAS 24 e individuati dalla stessa Comunicazione CONSOB n. 2064231) e ha definito, in particolare, le specifiche operazioni che debbono essere approvate dallo stesso Consiglio di Amministrazione anche avvalendosi dell'assistenza di esperti indipendenti che forniscano *fairness opinions* o *legal opinions* nelle ipotesi in cui il valore o le altre caratteristiche delle operazioni con parti correlate lo richiedano, al fine di evitare che per tali operazioni siano pattuite condizioni diverse da quelle che sarebbero state verosimilmente negoziate tra parti non correlate. La stessa procedura dispone che qualora gli amministratori della Società abbiano un interesse in operazioni con parti correlate portate a termine dalla stessa Società ovvero anche per il tramite di società da essa controllate, essi sono tenuti ad informare tempestivamente ed in modo esauriente il Consiglio sull'esistenza dell'interesse e sulle circostanze del medesimo, ancorché potenziale ed indiretto, rimettendo al Consiglio ogni decisione su tale operazione ed allontanandosi dalla riunione consiliare al momento della deliberazione.

Rapporti con gli investitori Istituzionali e con gli altri soci

E' stata istituita, all'interno del settore Amministrazione, Finanza e Controllo, un'apposita funzione aziendale dedicata a favorire un dialogo continuativo con la generalità degli azionisti ed in particolare con gli investitori istituzionali.

E' stata dedicata un'apposita sezione del sito *web* (http://ir.bulgari.com) alla comunicazione finanziaria e legale all'interno della quale sono riportate – con l'indicazione dell'ultimo aggiornamento – le presentazioni distribuite nel corso degli incontri con la comunità finanziaria, i testi dei comunicati stampa, il calendario degli eventi societari di rilievo, la documentazione relativa ai bilanci di esercizio e consolidati degli ultimi anni, le relazioni trimestrali e semestrali nonché tutte le relazioni degli amministratori illustrative degli argomenti sottoposti all'approvazione da parte dell'assemblea degli azionisti della Società. In tale sezione sono altresì pubblicati la versione aggiornata dello Statuto sociale, il Regolamento Assembleare, la composizione degli organi sociali e le informazioni sulla C*orporate.Governance* aziendale.

Una funzione di mailing list è attiva al fine di permettere la ricezione su richiesta della documentazione di interesse. La Struttura ha dedicato inoltre, agli investitori istituzionali ed agli analisti finanziari che desiderino ricevere informazioni sulle strategie e/o la performance finanziaria operativa di Bulgari S.p.A. e del Gruppo l'indirizzo e-mail investor.relations@bulgari.com.

Anche nel corso del 2006 la Società ha periodicamente organizzato incontri con la comunità finanziaria.

Per la diffusione di informazioni al pubblico la Società si è attenuta ai principi contenuti nelle "Linee Guida all'Informazione al Mercato" di Borsa Italiana S.p.A.

I comunicati stampa relativi alle deliberazioni aventi per oggetto l'approvazione del bilancio d'esercizio, della relazione semestrale, della relazione trimestrale, nonché le decisioni o operazioni straordinarie che fossero soggette all'approvazione dell'organo di amministrazione, sono preventivamente sottoposti al vaglio ed all'approvazione del Consiglio di Amministrazione, ovvero qualora ciò non fosse operativamente possibile, al vaglio ed all'approvazione dell'Amministratore Delegato.

Le comunicazioni ed i rapporti con organi di stampa e con gli azionisti istituzionali e privati sono riservati alle funzioni rispettivamente Relazioni Esterne (dott. Paolo Piantella – paolo.piantella@bulgari.com, tel. 06.68810593) e Investor Relations (dott.sa Renata Casaro, renata.casaro@bulgari.com, tel. 06.68810467)

In ottemperanza alla disciplina recentemente introdotta da CONSOB , la Società ha sottoposto all'approvazione del Consiglio di Amministrazione della Società la nuova "Procedura per la diffusione al mercato delle operazioni effettuate da Persone Rilevanti e da persone ad esse strettamente legate" come previsto dalle nuove norme contenute nel Regolamento Emittenti; tale procedura che andrà a sostituire il Codice in materia di *Internal Dealing* sarà anch'essa oggetto di pubblicazione nella sezione del sito *web* aziendale dedicata alla comunicazione finanziaria e legale. La procedura prevede l'obbligo per le Persone Rilevanti, come in essa individuate, di comunicare alla Consob e alla Società entro il quinto giorno di mercato aperto a partire dalla data della loro effettuazione, le operazioni di acquisto, vendita, sottoscrizione o scambio di azioni Bvlgari dalle stesse effettuate il cui importo complessivo superi i 5.000 (cinquemila) euro per dichiarante.

Trattamento delle informazioni societarie

I dipendenti della Società ed in genere tutti coloro che intrattengono una relazione professionale con la medesima (inclusi gli amministratori ed i componenti il collegio sindacale) mantengono riservati i documenti e le informazioni acquisiti nello svolgimento dei loro compiti e sono tenuti a rispettare la procedura adottata dalla Società, sin dal 2004, per la gestione interna e la comunicazione all'esterno di tali documenti ed informazioni ("Information care and Confidentiality policy")

Con particolare riguardo a tale ultimo aspetto nel corso della riunione del 14 novembre 2006 il Consiglio di Amministrazione della Bulgari S.p.A. ha adottato la procedura per la gestione interna e la comunicazione all'esterno di documenti ed informazioni riguardanti la Bulgari S.p.A, con particolare riferimento alle "informazioni privilegiate" come defnite dall'art. 114, comma 1 del T.U.F. (c.d. Procedura Inside Information).In virtù di tale procedura gli amministratori, i responsabili degli uffici aziendali e tutti coloro che hanno la materiale disponibilità di notizie e documenti riguardanti la Bulgari S.p.A. o il Gruppo, acquisiti nello svolgimento delle loro funzioni, sono tenuti a mantenere riservati i predetti dati e ad utilizzarli esclusivamente per l'espletamento dei compiti di servizio. Tale procedura disciplina anche le modalità di divulgazione al pubblico delle medesime informazioni ai sensi di legge.

In ottemperanza alla disciplina introdotta dalla CONSOB, il 27 marzo 2006 la Società ha adottato la nuova "Procedura per la diffusione al mercato delle operazioni effettuate da Persone Rilevanti e da persone ad esse

strettamente legate" (c.d. Procedura Internal Dealing) in sostituzione del previgente Codice in materia di *Internal Dealing*. Le finalità della procedura sono quelle di fornire la massima trasparenza ed omogeneità di informativa al mercato sui comportamenti individuali tenuti dalle persone che rivestono un ruolo particolare all'interno della Società in ragione della loro partecipazione al processo decisionale della medesima ed alle informazioni di particolare rilevo di cui dispongono in merito alla gestione ed alle prospettive economico – finanziarie della Società. La procedura prevede l'obbligo per le c.d. Persone Rilevanti di comunicare alla Consob e alla Società entro il quinto giorno di mercato aperto a partire dalla data della loro effettuazione, le operazioni di acquisto, vendita, sottoscrizione o scambio di azioni Bvlgari dalle stesse effettuate il cui importo complessivo superi i 5.000 (cinquemila) euro per dichiarante.

Infine, in ottemperanza alle disposizioni contenute nell'art. 115-bis del D. Lgs. 24 febbraio 1998, n. 58 e nel Regolamento Consob n. 11971, il Consiglio di Amministrazione della Bulgari S.p.A. nella riunione del 27 marzo 2006 ha istituito il "Registro delle persone che hanno accesso ad "informazioni privilegiate" nella Bulgari S.p.A." ed ha adottato la procedura di "Tenuta e aggiornamento del Registro delle persone che hanno accesso ad informazioni privilegiate nella Bulgari S.p.A."

Tutte le procedure sopra indicate sono pubblicate nella sezione del sito *web* aziendale dedicata alla comunicazione finanziaria e legale, nonché sul sito www.bulgari.com.

Il Regolamento Assembleare

La Società si è dotata di un Regolamento che disciplina l'ordinato e funzionale svolgimento delle Assemblee, garantendo il diritto di ciascun socio a prendere la parola sugli argomenti in discussione. Il testo completo del Regolamento è pubblicato sul sito Internet della Società.

Collegio Sindacale

Lo statuto in conformità a quanto previsto dal TU 58/1998 prevede il meccanismo del "voto di lista" al fine di garantire la presenza di rappresentanti delle minoranze azionarie nel Collegio Sindacale. Per espressa disposizione statutaria, le proposte di nomina vengono depositate presso la sede sociale prima dell'assemblea, accompagnate, per prassi consolidata, dal curriculum vitae di ciascun candidato. Al momento della nomina dei sindaci e prima dell'accettazione dell'incarico, sono resi noti all'assemblea gli incarichi di amministrazione e di controllo ricoperti dai componenti il Collegio Sindacale presso altre società. Ai Sindaci è data informativa con cadenza trimestrale circa le operazioni di maggior rilievo economico e finanziario.

Il mandato dell'attuale Collegio Sindacale, composto dal dott. Maurizio De Magistris, e dalla dott.sa Stefania Libori e dal Dott. Francesco Mariano Bonifacio, Sindaci Effettivi e dalla Dott.ssa Odilia Petrolillo e Dott. Fabrizio del Franco Sindaci Supplenti, scade con l'approvazione del bilancio d'esercizio al 31 dicembre 2007.

Nel corso del 2006 il Collegio Sindacale ha assistito con regolarità alle riunioni del Comitato per il Controllo Interno.

In relazione ad altre cariche ricoperte dai Sindaci Effettivi in altre società quotate anche in mercati regolamentati esteri, si comunica che il dott. Francesco Mariano Bonifacio ricopre la qualifica di Sindaco Effettivo della Società Autostrade Meridionali S.p.A.

Nell'ambito delle proprie attività i sindaci possono chiedere alla funzione di internal audit lo svolgimento di verifiche su specifiche aree operative od operazioni aziendali.

Il Collegio Sindacale ed il Comitato per il Controllo Interno si scambiano tempestivamente le informazioni rilevanti per l'espletamento dei rispettivi compiti.

Codice Etico

Alla base del sistema di *corporate governance* del Gruppo vi sono i codici fondamentali di condotta e le procedure idonee a regolare i comportamenti interni, in coerenza con i principi di trasparenza, correttezza e lealtà.

In particolare il Codice Etico, adottato dalla Società in data 10 marzo 2004, rappresenta la carta dei valori informatori dell'attività di impresa ed è oggetto di continua verifica e aggiornamento; tale documento potrà subire aggiornamenti e modifiche in relazione all'entrata in vigore delle disposizioni di cui alla Legge sul Risparmio (l. 28 dicembre 2005, n. 262).

Modello di Organizzazione, gestione e controllo ai sensi del Decreto Legislativo 231/2001.

Il Decreto Legislativo 231/2001, recante "*Disciplina della responsabilità amministrativa delle persone giuridiche, delle società e delle associazioni anche prive di personalità giuridica*" ha introdotto, nell'ordinamento giuridico italiano, un regime di responsabilità amministrativa a carico delle società per reati commessi nell'interesse o a vantaggio delle società stesse da Amministratori, Dirigenti o Dipendenti. Nel corso del 2005 il Consiglio di Amministrazione ha approvato un Modello di Organizzazione, Gestione e Controllo ex D. Lgs 231/2001 ed ha nominato come Organismo di Vigilanza un organo collegiale, composto da tre membri: due componenti esterni, esperti in materie giuridiche (Prof. Avv. Bruno Assumma, con funzione di Presidente e Avv. Cristiano Fava) e dal responsabile della funzione di Controllo Interno (Dott. ssa Lucilla Marchetti). Il Modello è stato approvato anche sulla base di quanto disposto dalle linee-guida elaborate in materia da associazioni di categoria e con l'ausilio di consulenti esterni. L'Organismo di Vigilanza, dotato di poteri di iniziativa e di controllo, ha il compito di curare l'aggiornamento del Modello in relazione ad eventuali mutamenti della normativa di riferimento e/o dell'assetto organizzativo della Società, di vigilare sul funzionamento e l'osservanza dello stesso e di promuoverne la diffusione presso il personale. Tali attività sono finalizzate alla verifica continua dell'efficacia e dell'idoneità del Modello. Nel corso del 2006 l'Organismo di Vigilanza si è riunito quattro volte ed ha relazionato sul proprio operato il Consiglio di Amministrazione ed il Comitato per il Controllo Interno. Sempre con riferimento al medesimo esercizio l'Organismo di Vigilanza ha curato l'aggiornamento del Modello in relazione alle modifiche normative introdotte dalla legge 262/2005 (c.d. Legge sul Risparmio) ed in materia di reati transnazionali (legge 146/2006). L'Organismo ha inoltre effettuato un'intensa attività di formazione del personale ai fini del D. Lgs. 231/2001.

Nel corso del 2006 infine le società Bulgari Gioielli S.p.A., Bulgari Italia S.p.A. e Bulgari Parfums Italia S.p.A. , controllate interamente da Bulgari S.p.A. hanno adottato un proprio modello di Organizzazione, Gestione e Controllo ex D. Lgs. 231/2001; tale Modello è stato approvato ed adottato dai rispettivi Consigli di Amministrazione.

Informativa in merito all'applicazione del Codice di Autodisciplina pubblicato da Borsa Italiana nel marzo 2006

Come previsto dalla Sezione IA.2.6 delle Istruzioni al Regolamento dei Mercati Organizzati e Gestiti da Borsa Italiana S.p.A. nel formalizzare la propria relazione annuale di *corporate governance*, la Società ha fatto riferimento al Codice di Autodisciplina pubblicato da Borsa Italiana nel marzo 2002, nella considerazione che è prossimo a scadenza il mandato dell'intero Consiglio di Amministrazione e che quindi in occasione della elezione dei nuovi componenti saranno tenuti in considerazione i principi introdotti dal nuovo Codice di Autodisciplina con particolare riferimento ai nuovi requisiti di (i) indipendenza previsti per la carica di consigliere di amministrazione e di (ii) professionalità in materia contabile e finanziaria previsti per almeno uno dei componenti del Comitato per il Controllo Interno da nominare.

Statuto sociale

In occasione dell'approvazione del bilancio riferito all'esercizio 2006, l'Assemblea degli azionisti riunità in sede straordinaria adotterà le modifiche statutarie che saranno necessarie, per adeguare l'attuale Statuto alle nuove disposizioni introdotte dalla Legge sul Risparmio (l. 28 dicembre 2005, n. 262).

Le principali modifiche statutarie riguarderanno:

1. l'introduzione di un meccanismo di voto di lista per l'elezione degli amministratori;
2. l'indicazione della quota minima di partecipazione necessaria per presentare una lista, in ogni caso non superiore al 2,5% del capitale sociale;
3. le modalità per la nomina del Presidente del collegio sindacale scelto tra i sindaci eletti dalla minoranza;
4. le modalità per la nomina di un dirigente preposto alla redazione dei documenti contabili.

TABELLA 1: STRUTTURA DEL C.d.A. e dei COMITATI

Consiglio di Amministrazione						Comitato per il Controllo Interno	Comitato per la Remunerazione
Carica	Componenti	esecutivi	non-esecutivi	Indipen-denti	Numero di altri incarichi		
Presidente	Bulgari Paolo	X					
Vice Presidente	Bulgari Nicola		X				
Amministratore delegato	Trapani Francesco	X					
Amministratore	Ago Francesco		X	X	1	X	X
Amministratore	Ansaldo Giuseppe		X				X
Amministratore	Figarolo di Gropello Giulio		X	X		X	
Amministratore	Zanchi Roberto		X	X		X	X
Numero riunioni svolte durante l'esercizio di riferimento			6			4	2

TABELLA 2: COLLEGIO SINDACALE

Carica	Componenti	Percentuale di partecipazione del Collegio alle riunioni del Consiglio di Amministrazione	Numero altri incarichi**
Presidente	De Magistris Maurizio	6 su 6 (100%)	
Sindaco effettivo	Libori Stefania	6 su 6 (100%)	
Sindaco effettivo	Francesco Mariano Bonifacio	5 su 6 (83%)	1
Sindaco supplente	Odilia Petrolillo	-	
Sindaco supplente	e Dott. Fabrizio del Franco	-	
Numero riunioni svolte durante l'esercizio di riferimento: 13 (comprese le riunioni ex TU58/1998)			
Indicare il quorum richiesto per la presentazione delle liste da parte delle minoranze per l'elezione di uno o più membri effettivi (ex art. 148 TUF): 3% del capitale con diritto di voto nell'assemblea ordinaria.			

TABELLA 3: ALTRE PREVISIONI DEL CODICE DI AUTODISCIPLINA

	SI	NO	Sintesi delle motivazioni dell'eventuale scostamento dalle raccomandazioni del Codice
Sistema delle deleghe e operazioni con parti correlate			
Il CdA ha attribuito deleghe definendone:			
a) limiti	X		
b) modalità d'esercizio	X		
c) e periodicità dell'informativa?	X		
Il CdA si è riservato l'esame e approvazione delle operazioni aventi un particolare rilievo economico, patrimoniale e finanziario (incluse le operazioni con parti correlate)?	X		
Il CdA ha definito linee-guida e criteri per l'identificazione delle operazioni "significative"?		X	
Le linee-guida e i criteri di cui sopra sono descritti nella relazione?		X	
Il CdA ha definito apposite procedure per l'esame e approvazione delle operazioni con parti correlate?	X		
Le procedure per l'approvazione delle operazioni con parti correlate sono descritte nella relazione?	X		
Procedure della più recente nomina di amministratori e sindaci			
Il deposito delle candidature alla carica di amministratore avviene con almeno quindici giorni di anticipo?	X		
Le candidature alla carica di amministratore sono accompagnate da esauriente informativa?	X		
Le candidature alla carica di amministratore sono accompagnate dall'indicazione dell'idoneità a qualificarsi come indipendenti?	X		
Il deposito delle candidature alla carica di sindaco avviene con almeno quindici giorni di anticipo?	X		
Le candidature alla carica di sindaco sono accompagnate da esauriente informativa?	X		
Assemblee			
La società ha approvato un Regolamento di Assemblea?	X		
Il Regolamento è allegato alla relazione (o è indicato dove esso è ottenibile/scaricabile)?	X		
Controllo interno			
La società ha nominato i preposti al controllo interno?	X		
I preposti sono gerarchicamente non dipendenti da responsabili di aree operative?	SI		

Unità organizzativa preposta al controllo interno (ex art. 9.3 del Codice)	Lucilla Marchetti Lungotevere Marzio, 11 Tel. 06.68810418 – fax 06.68810614 Lucilla.Marchetti@bulgari.com		
Investor relations			
La società ha nominato un responsabile *investor relations*?	SI		
Unità organizzativa e riferimenti (indirizzo/telefono/fax/e-mail) del responsabile *investor relations*	Renata Casaro Lungotevere Marzio, 11 Tel. 06.68810467 – fax 06.68810614 Renata.casaro@bulgari.com		

Roma 22 marzo 2007
Per il Consiglio di Amministrazione
Il Presidente
Paolo Bulgari

BVLGARI

Sede in Roma, Via dei Condotti, 11
Capitale sociale Euro 20.970.184,20 i. v.
Registro delle imprese di Roma n. 2031/59
C.C.I.A.A. Roma n. 69511 – C. F. n. 00388360588

**Bilancio d'esercizio
e bilancio consolidato 2006**

Si rende noto che l'assemblea degli azionisti ha approvato il 24 aprile 2007 il Bilancio d'esercizio al 31/12/2006 e che, pertanto, lo stesso è a disposizione del pubblico, unitamente al Bilancio Consolidato di Gruppo al 31/12/2006 con i prescritti allegati, presso la Direzione Generale della Società in Roma, Lungotevere Marzio 11 e presso la Borsa Italiana S.p.A e sono consultabili nel sito Internet http://ir.bulgari.com
alla sezione *Shareholder Info*.
Il verbale della riunione assembleare sarà messo a disposizione presso le stesse sedi a partire dal 9 maggio 2007.

Pagamento dividendo

Si avvertono i Signori azionisti che, in attuazione delle deliberazioni assunte dall'Assemblea Ordinaria del 24 aprile 2007, il dividendo relativo all'esercizio 2006, nella misura di Euro 0, 29 ad azione, potrà essere incassato, al lordo delle ritenute di legge, per il tramite di un intermediario aderente al sistema di gestione accentrata presso Monte Titoli S.p.A. a partire dal 24 maggio 2007, previo stacco della cedola n. 13.

p. il Consiglio di Amministrazione
Sig. Paolo Bulgari

Comunicazione ai sensi dell'art. 106 ***(Composizione degli organi sociali) del regolamento di attuazione del D. Lgs. N. 58/1998***

SOCIETA' QUOTATA: Bulgari S.p.A.
MODELLO DI AMMINISTRAZIONE E CONTROLLO ADOTTATO: TRADIZIONALE – 1

Con la presente si comunica che l'assemblea ordinaria degli azionisti della Bulgari S.p.A. in data 24 aprile 2007 ha confermato in sette il numero dei componenti il Consiglio di Amministrazione per il triennio 2007 – 2009 e deliberato la sua composizione nelle persone di:

- BULGARI Paolo, nato a Roma il 08 ottobre 1937, codice fiscale BLG PLA 37R08 H501C, residente in Roma, Via dei Condotti n. 10, domiciliato per la carica in Roma, Lungotevere Marzio n. 11, cittadino italiano;
- BULGARI Nicola, nato a Roma il 16 gennaio 1941, codice fiscale BLG NCL 41A16 H501Y, residente in Roma, Via dei Condotti n. 10, domiciliato per la carica in Roma, Lungotevere Marzio n. 11, cittadino italiano;
- TRAPANI Francesco, nato a Roma il 10 marzo 1957, codice fiscale TRP FNC 57C10 H501E, residente in Roma, Via Lancellotti 18, domiciliato per la carica in Roma, Lungotevere Marzio n. 11 cittadino italiano;
- COSTAMAGNA Claudio, nato a Milano il 10 aprile 1956, codice fiscale CSTCLD56D10F205T, domiciliato per la carica in Roma, Lungotevere Marzio n. 11, cittadino italiano;
- FIGAROLO DI GROPELLO Giulio, nato a Roma il 15 agosto 1958, codice fiscale FGR GLI 58M15 H501O, residente in Roma, Via della Consulta n. 50 domiciliato per la carica in Roma, Lungotevere Marzio n. 11, cittadino italiano;
- SPOSITO Claudio nato a Roma il 12 aprile 1955, codice fiscale SPS CLD 55D12 H501 V, residente a Milano, Via Vivaio 11, domiciliato per la carica in Roma, Lungotevere Marzio 11, cittadino italiano;
- VARVARO Vito nato a Palermo il 30 marzo 1954, codice fiscale VRVVTI54C30G273B, domiciliato per la carica in Roma, Lungotevere Marzio n. 11, cittadino italiano;

In pari data il Consiglio di Amministrazione ha nominato Presidente il Sig. Paolo Bulgari e Amministratore Delegato il Dott. Francesco Trapani.

NOMINATIVO	**TIPO Variaz. (2)**	**TIPO Evento (3)**	**DATA Evento (4)**	**DATA Efficacia evento (5)**	**Ufficio o particolari cariche conferiti (6)**	**DATA Scadenza (7)**
BULGARI Paolo	A	A	24/4/07	24/4/07	C	31/12/09
BULGARI Nicola	A	A	24/4/07	24/4/07	E	31/12/09
TRAPANI Francesco	A	A	24/4/07	24/4/07	A	31/12/09
COSTAMAGNA Claudio,	A	A	24/4/07	24/4/07	A	31/12/09
FIGAROLO di GROPELLO Giulio	A	A	24/4/07	24/4/07	A	31/12/09
SPOSITO Claudio	A	A	24/4/07	24/4/07	A	31/12/09
VARVARO Vito	A	A	24/4/07	24/4/07	A	31/12/09

Bulgari Group: strong growth in the financial results of the first quarter 2007

- **Turnover: 225.1 million Euro (+16.4% at comparable exchange rates)**
- **Gross margin: 65.0% (65.0% in the first quarter 2006)**
- **Operating profit: 26.3 million Euro (+20,4%)**
- **Net profit: 23.9 million Euro (+31.5%)**

Rome, May 15th 2007 - The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group's first quarter 2007, which highlight a **turnover** of 225.1 million Euro increased by 16.4% at comparable exchange rates (+10.4% at current exchange rates) in comparison to the same period of last year. **Operating profit** and **net profit** increased by 20.4% and 31.5% respectively in comparison to the same period of 2006.

All the variations reported below are expressed at comparable exchange rates unless noted otherwise.

Revenues by product categories

The period January - March 2007 registered, once again, a particularly brilliant performance (+24.2% compared to the first quarter 2006) of jewellery – core business of the Company – also thanks to the growth registered by the high jewellery segment. The watch segment, whose 8.6% increase in the quarter must be compared to an high base (+13.2%) in the same quarter of last year, testified once again its potentialities, underlined by the double-digit sales performance registered in the directly owned stores. The expectations in this sector for the months to come are very promising, thanks to the great success of all the new products presented at the latest Basel Fair and, in particular, of the new collection of precious watches *Assioma D.* Perfumes sales – 43 million Euro in the quarter with a 32.0% increase – further confirmed the great success of this product category, thanks to the outstanding performance of *Bulgari pour Femme*, re-launched last year, and to the excellent results of all the other fragrances. The accessory segment, finally, registered an overall decrease (-11.3%) due to a contraction in third parties distribution and despite a robust growth in the directly owned stores. As a whole, the result of this category in the quarter must be partly attributed to an exceptionally high and challenging base in the same quarter of last year (+44.0%) and it has been negatively influenced by the weakness of the Japanese market and by a different timing in the deliveries of the Spring-Summer collection.

Revenues by geographical area

As far as geographical areas are concerned, the robust sales growth in Europe (+15.9%) has been very satisfying and must be compared to the already high base (+22.3%) of last year; the sales performance in Italy (+21.7% compared to 13.9% in the same quarter of last year) stands out as well. The sales in the United States registered an increase (+3.4%), despite the temporary closing for revamping of the Madison Avenue store in New York since January 2007. The re-opening of the Fifth Avenue flagship store in New York at the end of March will have its effect only starting from the second quarter of this year. As already extensively anticipated by the Company, Japan continued to slow down (-7.2%) thus confirming the general weakness of the luxury sector in this market, counterbalanced by the rest of Asia, which showed clear signs of vitality with an exuberant growth (+86.3%) reaching a percentage ratio on Company's turnover almost equal to the one of Japan. The growth trend

is uniform in all the countries where Bulgari operates in this region and the brilliant performance in the Chinese market is worth to be underlined. Middle East/Other, finally, registered a 7.8% increase at current exchange rates despite a high base in the first quarter of last year (+22.5% at current exchange rates).

Profit & Loss highlights

Gross margin in the quarter – from 132.4 million Euro in 2006 to 146.3 million Euro in 2007 (+10.4%) – was substantially stable in terms of percentage ratio on turnover (65.0% in 2007 like in 2006). This result is particularly positive considering the recent currency trend – with regard in particular to the dollar, the yen and, in the latest weeks, to the Swiss franc – which further worsened in comparison to the end of last year. As usual, the Company put in place hedging transactions on exchanges rates to cover currency fluctuations. Furthermore, the success of the actions aiming to reach production efficiencies contributed to protect the margin. Total operating costs went from 110.6 million Euro in the first quarter 2006 to 120.0 million Euro in the first quarter 2007 (+8.5%); within this group must be underlined the expected increase in advertising and promotional expenses (+5.5%; from 23.6 to 24.9 million Euro) with a 11.1% percentage ratio on the quarter's revenues. Operating profit was 26.3 million Euro (+20.4% compared to 21.8 million Euro in the same quarter 2006) thus going, in terms of impact on net revenues, from 10.7% in 2006 to 11.7% in 2007. Net profit was 23.9 million euro compared to 18.2 million Euro of last year (+31.5%) with a 10.6% percentage ratio on turnover (8.9% in 2006), also benefiting from the hedging transactions previously mentioned.

Balance Sheet highlights

Financial net indebtedness of the Group as of 31.03.2007 was 80.6 million Euro compared to 46.9 million Euro as of 31.12.2006. This increase is due partially to the seasonal nature of the business, since the stocks are normally built up in the first part of the year, and partially to the purchase in advance of precious raw materials in order to seize interesting opportunities. Inventory, in fact, increased by 12.2% compared to the end of March 2006 (from 530 million Euro to 595 million Euro).

Francesco Trapani, Chief Financial Officer of the Bulgari Group, thus commented: *"The very positive results registered in this first quarter confirm that the Company is successfully pursuing its objectives through focussed and effective strategies and that the Bulgari design and high quality have been winning once again. Furthermore, I would like to underline the outstanding performance of jewellery - and of the high jewellery in particular – which has always represented the heart of our company identity and the source of our creative impulse. The trend of the quarter, in conclusion, drives me to a cautious optimism and therefore I can confirm – in absence of extraordinary events – the guidance of an increase in sales (at comparable exchange rates) and in net profit in a range between 8% and 12% for the full year 2007."*

Bulgari is one of the global players on the luxury market. In 2006 the Group posted a turnover of 1,010.4 million Euro. With a market capitalization of about 3,362 million Euro (as of 14.05.2007), Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors. As of 31st March 2007 the total number of Bulgari monobrand stores was 227, of which 133 were directly owned stores.

Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

BULGARI GROUP

EUR M.	Q1 07	Q1 06	DELTA Q1 2007/Q1 2006
REVENUES	225.1	203.9	10.4%
EBIT	26.3	21.8	20.4%
EBIT On Sales	*11.7%*	*10.7%*	
NET PROFIT	23.9	18.2	31.5%
NET PROFIT On Sales	*10.6%*	*8.9%*	

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – Q1 2007

	FIRST QUARTER 2007		DELTA Q1 2007/Q1 2006	
PRODUCT CATEGORY	EUR M.	% ON REVENUES	REPORTED	AT COMPARABLE EXCHANGE RATES
Jewels	94.0	41.8%	18.2%	24.2%
Watches	58.5	26.0%	0.3%	8.6%
Accessories	21.1	9.4%	-17.1%	-11.3%
Other (incl. FR royalties)	1.7	0.7%	10.1%	-
JWA Division	**175.3**	77.9%	6.3%	12.6%
PARFUM Division	**43.0**	19.1%	27.2%	32.0%
OTHER	**6.8**	3.0%	31.1%	-
TOTAL	225.1	100.0%	10.4%	16.4%

BULGARI GROUP – REVENUES BY GEOGRAPHICAL AREA – Q1 2007

	FIRST QUARTER 2007		DELTA Q1 2007/Q1 2006	
GEOGRAPHICAL AREA	EUR M.	% ON REVENUES	REPORTED	AT COMPARABLE EXCHANGE RATES
EUROPE	84.4	37.5%	15.9%	-
Of which Italy	30.0	13.3%	21.7%	-
AMERICAS	33.7	15.0%	-3.7%	3.4%
ASIA	93.5	41.5%	12.0%	22.3%
Of which Japan	48.6	21.6%	-16.1%	-7.2%
Of which rest of Asia	44.9	19.9%	75.6%	86.3%
MIDDLE EAST/OTHER	13.5	6.0%	7.8%	-
TOTAL	225.1	100.0%	10.4%	16.4%

Source: Bulgari S.p.A. – Not audited results.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

Bulgari Group: the strong growth of revenues continues

- **First half 2007 turnover: 487.8 million Euro (+15% at comparable exchange rates)**
- **Second quarter 2007 turnover: 262.6 million Euro (+13% at comparable exchange rates)**

Rome, July 30th 2007 – Turnover of the Bulgari Group in the first half 2007 was 487.8 million Euro compared to 447.8 million Euro in the same period of last year with a 14.8% increase at comparable exchange rates while, at current exchange rates, the increase was 8.9% due to the continuative strength of Euro vs. Dollar and Yen.
In the second quarter 2007 sales were 262.6 million Euro compared to 243.9 million Euro posted in the same quarter 2006 (+13.5% at comparable exchange rates and +7.7% at current exchange rates) with a high base of comparison in the previous year (+16.9% at comparable exchange rates).

All the variations reported below are expressed at comparable exchange rates unless noted otherwise.

Revenues by product categories
The first half 2007 ended with outstanding sales results for the Group: the jewellery segment, core business of the Company, registered once again a brilliant sales performance (+20.8% and +18.0% in the second quarter) as well as watches (+10.2% and +12.8% in the second quarter), also thanks to the success of the new *Assioma D* model for women presented at the Basel Fair. Accessories registered a decrease (-8.2% and -4.6% in the second quarter) due to the weakness of the Japanese market, where an important part of the business for this product category is concentrated, and to the anticipation of the Spring-Summer collection deliveries as already illustrated in the first quarter; in any case, the very high comparison base of last year (+32.3% in the first half and +20.2% in the second quarter) must be underlined. Perfumes, finally, registered a robust and particularly brilliant growth (+21.6% and +13.6% in the second quarter) as well, considering the absence of relevant product launches in this first part of the year.

Revenues by geographical area
As far as geographical areas are concerned, in the **first half 2007** the robust sales growth in the United States (+26.6% and +49.8% in the second quarter) was very satisfying, supported by the re-opening of the New York flagship store on Fifth Avenue last March; Europe showed a very positive sales trend (+10.9%) as well, where the Italy's performance must be highlighted (+15.7%). Japan, as largely announced by the Company, continued to post a weak performance (-9.0%), thus confirming the general weakness of the luxury sector in this market. The rest of Asia counterbalanced this situation for the luxury sector in general and for Bulgari in particular, showing signs of vitality and an exuberant growth (+55.0%). The percentage ratio on turnover of this area reached 18.9% in the first half and is now almost equal to the one of Japan (20.7%). The growth trend is uniform in all the countries of the area and the outstanding performance of the Chinese market, supported by an increasing number of directly owned stores, must be underlined. Middle East/Other, finally, registered a 7.8% growth at current exchange rates despite the strong comparison base (+21.3% in the first half 2006 at current exchange rates).

Revenues by sales channel

As of June 30th 2007 the total number of Bulgari Group stores was 232 of which 136 were directly owned stores. At comparable exchange rates, in the first half 2007 revenues in the directly owned stores showed a very aggressive increase, higher than the one posted through third party distributors.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"The satisfying sales results of this first half confirm once again the strength of the Bulgari brand and the efficacy of the adopted strategies across all markets. The distribution strategy focussed on new important openings and on the enlargement and revamping of existing stores in prestigious locations worldwide has, in fact, already contributed to the outstanding performances registered in Europe and in the United States and, in accordance to the guidance already given to the market, I am therefore confident of an improvement in Japan in the fourth quarter."*

Bulgari is one of the global players on the luxury market. In 2006 the Group posted a turnover of 1,010.4 million Euro. With a market capitalization of about 3.300 million Euro (as of 27.07.2007), Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors.
Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

	H1 2007		H1 07/ H1 06		H1 06/ H1 05	
REVENUES BY PRODUCT LINE	EUR M.	% on Revenues	% REPORTED	% COMP.FX	% REPORTED	% COMP. FX
JEWELS	206.5	42.3%	14.9%	20.8%	9.9%	9.9%
WATCHES	132.4	27.2%	3.3%	10.2%	18.5%	17.9%
ACCESSORIES	40.6	8.3%	-14.6%	-8.2%	31.2%	32.3%
OTHER (INCL. FR ROYALTIES)	3.6	0.8%	11.1%	-	14.7%	-
JWA Division	**383.1**	**78.6%**	6.8%	13.0%	15.4%	15.2%
PARFUM Division	**92.3**	**18.9%**	17.2%	21.6%	11.8%	11.9%
OTHER	**12.4**	**2.5%**	20.6%	-	30.7%	-
TOTAL	**487.8**	**100.0%**	**8.9%**	**14.8%**	**15.1%**	**15.0%**

	H1 2007		H1 07/ H1 06		H1 06/ H1 05	
REVENUES BY GEOGRAPHICAL AREA	EUR M.	% on Revenues	% REPORTED	% COMP.FX	% REPORTED	% COMP. FX
EUROPE	**181.9**	**37.3%**	10.9%	-	16.2%	-
of which Italy	64.1	13.2%	15.7%	-	7.4%	-
AMERICAS	**82.9**	**17.0%**	18.8%	26.6%	14,0%	10.6%
ASIA	**193.3**	**39.6%**	3.7%	13.3%	13.6%	14.4%
of which Japan	101.0	20.7%	-18.4%	-9,0%	26.7%	30.9%
of which Far East	92.3	18.9%	47.1%	55,0%	-5.6%	-8.3%
MIDDLE EAST/OTHER	**29.7**	**6.1%**	7.8%	-	21.3%	-
TOTAL	**487.8**	**100.0%**	**8.9%**	**14.8%**	**15.1%**	**15.0%**

REVENUES BY PRODUCT LINE	Q2 2007		Q2 07/Q2 06		Q2 06/Q2 05	
	EUR M.	% on Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP.FX
JEWELS	112.4	42.8%	12.2%	18.0%	9.7%	10.3%
WATCHES	73.9	28.1%	5.7%	12.8%	20.6%	21.1%
ACCESSORIES	19.5	7.5%	-11.6%	-4.6%	18.5%	20.2%
OTHER (INCL. FR ROYALTIES)	2.0	0.7%	11.9%	-	19.7%	-
JWA Division	207.8	**79.1%**	7.2%	13.4%	14.5%	15.9%
PARFUM Division	49.3	**18.8%**	9.6%	13.6%	23.5%	24.1%
OTHER	5.6	**2.1%**	9.9%	-	24.4%	-
TOTAL	**262.6**	**100.0%**	**7.7%**	**13.5%**	**16.3%**	**16.9%**

REVENUES BY GEOGRAPHICAL AREA	Q2 2007		Q2 07/Q2 06		Q2 06/Q2 05	
	EUR M.	% on Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
EUROPE	**97.5**	**37.1%**	6.9%	-	11.8%	-
of which Italy	34.1	13.0%	10.9%	-	2.7%	-
AMERICAS	**49.2**	**18.8%**	41.3%	49.8%	12.7%	12.9%
ASIA	**99.8**	**38,0%**	-3.1%	6.1%	21.3%	24.3%
of which Japan	52.3	19.9%	-20.4%	-10.6%	30.3%	36.3%
of which Far East	47.4	18.1%	27.6%	33.6%	8.2%	7.7%
MIDDLE EAST/OTHER	**16.1**	**6.1%**	7.8%	-	20.3%	-
TOTAL	**262.6**	**100.0%**	**7.7%**	**13.5%**	**16.3%**	**16.9%**

Source: Bulgari S.p.A.– Not audited preliminary results.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	TRAPANI	NOME / FIRST NAME	FRANCESCO
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	Bulgari		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	TRAPANI	NOME / FIRST NAME	FRANCESCO

BULGARI FILE NUMBER: 82-34836

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
04/06/2007	V	IT0001119087	BULGARI	AZO	200,000	11.6615	2,332,300	MERC-IT	IL PREZZO INDICATO è IL PREZZO MEDIO PONDERATO
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							2,332,300		

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT / DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO DES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													2,332,300		

BULGARI FILE NUMBER: 82-34836

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
    - A = acquisto / purchase
    - V = vendita / sale
    - S = sottoscrizione / subscription
    - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
    - AZO = azioni ordinarie / ordinary shares
    - AZP = azioni privilegiate / preference shares
    - AZR = azioni di risparmio / saving shares
    - QFC = quote di fondi chiusi quotati / units of closed-end funds
    - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
    - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
    - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction.
    - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
    - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
    - FMERC = transazione fuori mercato o ai blocchi / off-market transaction and blocks
    - CONV = conversione di obbligazioni convertibili e scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
    - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
    - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
    - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
    - A = acquisto / purchase
    - V = vendita / sale
    - S = sottoscrizione / subscription
    - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
    - W = warrant / warrant
    - OBW = obbligazione cum warrant / bond cum warrant
    - SD = securitised derivative / securitised derivative
    - OPZ = opzione / option
    - FUT = future / future contracts
    - FW = forward (contratti a termine) / forward contracts
    - OS = obbligazione strutturata / structured bond
    - SW = swap / swap
    - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
    - CE = call European style
    - PE = put European style
    - CA = call American style
    - PA = put American style
    - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*SPENA*	NOME / FIRST NAME	*FLAVIA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*SPENA*	NOME / FIRST NAME	*FLAVIA*

BULGARI FILE NUMBER: 82-34836

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
15/06/2007	V	IT0001119087	BULGARI	AZO	50,000	12	600,000	MERC-IT **	IL PREZZO INDICATO è IL PREZZO MEDIO PONDERATO
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							600,000		

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINVESTIMENTO POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT/DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO DI ESERCIZIO O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													600,000		

BULGARI FILE NUMBER: 82-34836

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - \- = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato e ai blocchi / off-market transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	ALBERTI	NOME / FIRST NAME	PAOLO

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.3) SOGGETTO CHE SVOLGE LE FUNZIONI DI CUI AL PUNTO C1) O C2) IN UNA SOCIETÀ CONTROLLATA, DALL'EMITTENTE QUOTATO / PERSON WHO PERFORMS THE FUNCTIONS REFERRED TO IN POINT C1 AND C2 IN A SUBSIDIARY OF THE LISTED COMPANIES

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	ALBERTI	NOME / FIRST NAME	PAOLO

BULGARI FILE NUMBER: 82-34836

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION²	CODICE ISIN / ISIN CODE³	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT⁴	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)⁵	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION⁶	NOTE / NOTES
05/06/2007	V	IT0001119087	BULGARI	AZO	77,500	11.7093	907,470.75	MERC-IT	IL PREZZO INDICATO è IL PREZZO MEDIO PONDERATO
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							907,470.75		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													907,470.75		

BULGARI FILE NUMBER: 82-34836

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con le stesse modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni) / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dell'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / indicate the underlying financial instrument (share)

Comunicazione di variazione del capitale sociale della Bulgari S.p.A.

Vi comunichiamo la nuova composizione del capitale sociale (interamente sottoscritto e versato) a seguito di esercizio di stock options deliberate dall'assemblea degli azionisti in data 29 aprile 2003

TABELLA 1

	Capitale sociale attuale			***Capitale sociale precedente***		
	Euro	*n. azioni*	*Val. nom. unitario*	*Euro*	*n. azioni*	*Val. nom. unitario*
Azioni ordinarie numero cedola in corso: 13	**20.996.224,20**	**299.946.060**	**0,07**	20.970.184,20	299.574.060	0,07

La presente variazione è stata presentata in via telematica al Registro delle Imprese per l'iscrizione in data 4 luglio 2007.

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	SPENA	NOME / FIRST NAME	FLAVIA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	SPENA	NOME / FIRST NAME	FLAVIA

BULGARI FILE NUMBER: 82-34836

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE.

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
09/07/2007	V	IT0001119087	BULGARI	AZO	60,000	11.8	708,000	MERC-IT	Il prezzo indicato è il prezzo medio ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							708,000		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO DES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													708,000		

BULGARI FILE NUMBER: 82-34836

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - OFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dell'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

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